

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

Via E-mail
Samuel P. Smith
Chief Executive Officer
Ford Motor Credit Company LLC
One American Road, Suite 2411
Dearborn, Michigan 48126

> **Re: Ford Credit Floorplan Master Owner Trust A**
> **Draft ABS Registration Statements on Form SF-3**

Dear Mr. Smith:

You have been selected to participate in the draft filing review program for revised Regulation AB. This letter contains important information about deadlines, the submission and review process, and the scope of the review. **Please acknowledge receipt of this notice and confirm your participation by e-mail to ABSdrafts@sec.gov no later than November 7, 2014.**

Deadlines and Submission Process

You must e-mail your draft Form SF-3 to ABSdrafts@sec.gov *no later than February 19, 2015*. Please include your CIK number with your draft filing. All drafts must be submitted as text-searchable PDFs and all amendment submissions must be accompanied by a marked copy as a text-searchable PDF. These draft submissions will not be considered "filed" for purposes of the federal securities laws. We will issue comment letters via e-mail and all response letters and amendments must be submitted to ABSdrafts@sec.gov.

We will issue comments on your initial draft SF-3 submission by March 31, 2015. The timeframe for the entire process will depend on the facts and circumstances of the review, and you should not expect an expedited review. To assist us in timely completing our review, we encourage you to respond promptly to our comment letters.

As a participant in this program, you may choose to file your registration statement on EDGAR at any time but will not be required to file on EDGAR until we have completed our review of the draft filing. We will review your EDGAR filing for any outstanding items and to ensure that it reflects all staff comments. We will consider a request for acceleration of the effective date once we have completed our review of the EDGAR filing. Please also note that we will post all draft ABS registration statements, comment letters and issuer responses on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

Scope of the review

　　We will review your draft filing for compliance with all applicable disclosure and filing requirements including compliance with revised Regulation AB. Among other things, we will review disclosure pertaining to the revised shelf-eligibility criteria, such as the form transaction agreements required by the asset review, investor communication, and dispute resolution provisions, and additional disclosure required in the new single prospectus format.

　　You may contact Rolaine Bancroft or Hughes Bates at (202) 551-3850 if you have any questions.


Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance


cc:　　Susan J. Thomas, Assoc. General Counsel, Ford Motor Credit Company LLC



Susan J. Thomas
Secretary
One American Road
Dearborn, MI 48126
(313) 594-9876

February 19, 2015

<u>By Email: ABSdrafts@sec.gov</u>

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu, Hughes Bates and Lulu Cheng

> **Re:** **Ford Credit Floorplan Corporation – CIK 0000872471**
> **Ford Credit Floorplan LLC – CIK 0001061198**
> **Ford Credit Floorplan Master Owner Trust A – CIK 0001159408**
> **Revised Regulation AB Draft Filing Review Program**

Ladies and Gentlemen:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "Depositors" and the "Co-Registrants"), we are submitting a draft Form SF-3 for review in the revised Regulation AB draft filing review program.

This Form SF-3 includes a form of Prospectus for Ford Credit Floorplan Master Owner Trust A (the "Trust") and the following ABS transaction documents and other form exhibits for a series of notes issued by the Trust:

Exhibit 4.2	Form of Indenture Supplement
Exhibit 36.1	Form of Depositor Certification
Exhibit 36.2	Form of Depositor Certification
Exhibit 99.4	Form of Series Dispute Resolution Supplement
Exhibit 99.6	Form of Series Dispute Resolution Supplement
Exhibit 99.9	Form of Series Account Control Agreement

We have not included a form of Asset Representations Review Agreement (Exhibit 100.1) at this time. We plan to submit this form agreement to you in late March.

Please note that in Item 14 (Exhibits) of the Form SF-3 and the Exhibit Index, we indicate that all exhibits will be "Filed with this Form SF-3" even though we are only including the exhibits listed above for the review program. We intend to include all exhibits when the Registrant officially files its new registration statement on Form SF-3 after the conclusion of the

review. The other exhibits are already filed with the Co-Registrants' existing or prior registration statements.

Please call me at (313) 594-9876 if you have any questions about our submission. We look forward to working with the staff in the review program.

Sincerely,



Susan J. Thomas

cc: Samuel P. Smith, President, Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC
Joseph P. Topolski, Katten Muchin Rosenman LLP

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SF-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A
(Name of issuing entity)

FORD CREDIT FLOORPLAN CORPORATION   FORD CREDIT FLOORPLAN LLC
(Depositors for the issuing entity)
(Exact names of co-registrants as specified in their respective charters)

Delaware	38-2973806	Delaware	38-3372243
(State of incorporation)	*(I.R.S. Employer Identification No.)*	*(State of incorporation)*	*(I.R.S. Employer Identification No.)*
One American Road		One American Road	
Dearborn, Michigan		Dearborn, Michigan	
(313) 594-3495	48126	(313) 594-3495	48126
(Address of principal executive office of co-registrant)	*ZIP Code*	*(Address of principal executive office of co-registrant)*	*ZIP Code*

FORD MOTOR CREDIT COMPANY LLC
(Sponsor for the issuing entity)
(Exact name of sponsor as specified in its charter)
A Delaware Limited Liability Company
Central Index Key Number of sponsor: 0000038009
One American Road
Dearborn, Michigan 48126
(313) 322-3000

SUSAN J. THOMAS
Ford Motor Credit Company LLC
One American Road
Dearborn, Michigan 48126
(313) 594-9876
(Name and Address of Agent for Service)

Copy to:
JOSEPH P. TOPOLSKI
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
(212) 940-8800

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered[1]	Amount to be Registered[1]	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee[2]
Asset Backed Securities	$[_____][3] [4]	100% [3] [4]	$[_____][3] [4]	$[_____][3]

(1)   This registration statement also relates to market-making transactions that may be made by Ford Motor Credit Company LLC, an affiliate of the registrants.

(2)   Calculated in accordance with Rule 457(s) of the Securities Act of 1933.

(3)   [The Depositors as registrants previously registered $[_____] of securities under registration statement No. 333-[_____] filed on [_____], 20[__], $[_____] of which remain unsold. Pursuant to Rule 415(a)(6) of the Securities Act of 1933, the registrants are including such unsold securities and the $[_____] of registration fees previously paid in connection with such unsold securities. The registrants are not required to pay any additional fee with respect to such unsold securities because the unsold securities (and associated fees) are being moved from such prior registration statement to this registration statement. The Proposed Maximum Offering Price Per Unit and the Proposed Maximum Aggregate Offering Price for the unsold securities are estimated solely for the purpose of calculating the registration fee for these unsold securities.]

(4)   An unspecified additional amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices. The registrants are deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants file a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered[1]	Amount to be Registered[1]	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee[2]
Asset Backed Securities	$[_____]	100%	$[_____]	$[_____]

(1)   This registration statement also relates to market-making transactions that may be made by Ford Motor Credit Company LLC, an affiliate of the registrants.

(2)   Calculated in accordance with Rule 457(s) of the Securities Act of 1933.



$_____
Series 20__-__ Asset Backed Notes
Ford Credit Floorplan Master Owner Trust A
Issuing Entity or Trust

Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Depositors

Ford Motor Credit Company LLC
Sponsor and Servicer

The trust will issue:	Principal Amount	Interest Rate	Expected Final Payment Date	Final Maturity Date
Class A-1 notes[1]....	} $	__%		
Class A-2 notes[1]....		[One-month LIBOR +] __%		
Class B notes..........		[One-month LIBOR +] __%		
Class C notes..........		[One-month LIBOR +] __%		
Class D notes..........		[One-month LIBOR +] __%		
Total	$			

[1] The principal amounts of the Class A-1 and Class A-2 notes will be determined at or before the time of pricing.

- The primary asset of the trust is a revolving pool of receivables originated in connection with the purchase and financing of new and used car, truck and utility vehicle inventory by motor vehicle dealers.
- The trust will pay interest on the notes on the 15th day of each month (or, if not a business day, the next business day). The first payment date will be _____, 20__.
- The trust expects to pay the principal of the notes on the expected final payment date. No principal will be paid on the notes before the expected final payment date, unless an amortization event occurs.
- The enhancement for the notes will be a reserve account, subordination, subordination of a portion of the depositor interest and excess spread.

The pricing terms of the offered notes are:

	Price to Public	Underwriting Discount	Proceeds to the Depositors[1]
Class A-1 notes....................	%	%	%
Class A-2 notes....................	%	%	%
[Class B notes	%	%	%]
[Class C notes	%	%	%]
[Class D notes	%	%	%]
Total	$	$	$

[1] Before deducting expenses estimated to be $_____ and any selling concessions rebated to the depositors by an underwriter due to sales to affiliates.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

[NAMES OF UNDERWRITERS]

The date of this prospectus is _____, 20__

TABLE OF CONTENTS

READING THIS PROSPECTUS

This prospectus contains information about Ford Credit Floorplan Master Owner Trust A and the terms of the Series 20__-__ notes to be issued by the trust. You should only rely on information in or referenced in this prospectus and any information incorporated by reference into the registration statement for this securitization transaction filed with the Securities and Exchange Commission, or "SEC," that includes this prospectus. Ford Credit has not authorized anyone to provide you with different information.

This prospectus begins with the following introductory sections:

- *Transaction Diagrams* — separate diagrams show the structure of this securitization transaction, the credit enhancement available for the notes, transaction payments and the role of each transaction party and transaction document in this securitization transaction,

- *Summary* — provides an overview of the series, the assets of the trust, the cash flows of the series and the credit enhancement available for the series, and

- *Risk Factors* — describes the most significant risks of investing in the notes.

The other sections of this prospectus contain more details about the series and the structure of the series. Cross-references refer you to more details about a particular topic or related information elsewhere in this prospectus. The Table of Contents contains references to key topics.

An index of defined terms is at the end of this prospectus.

FORWARD-LOOKING STATEMENTS

Any projections, expectations and estimates in this prospectus are not historical in nature but are forward-looking statements based on information and assumptions Ford Credit and the depositors consider reasonable. Forward-looking statements are about circumstances and events that have not yet taken place, so they are uncertain and may vary materially from actual events. Neither Ford Credit nor either depositor is obligated to update or revise any forward-looking statements, including changes in economic conditions, portfolio or asset pool performance or other circumstances or developments, after the date of this prospectus.

TRANSACTION STRUCTURE DIAGRAM

This diagram is a simplified overview of the structure of Series 20__-__ and the credit enhancement available for the series. You should read this prospectus completely for more details about the series.



_____

[1] Excess spread for this series is the excess of interest collections allocated to the series over the interest payments on the notes and the senior fees and expenses of the trust that are allocated to the series.

[2] The depositor interest will be held by the depositors and represents the interest in the trust property not allocated to a series. A portion of the depositor interest equal to the available subordinated amount is subordinated to the notes.

[3] The depositors will deposit $_____ in the reserve account on the closing date. The amount that is required to be in the reserve account is ___% of the initial note balance of the Series 20__-__ notes, unless the depositors elect to increase the amount in the reserve account during a subordination step-up period or an amortization event occurs in which case the reserve account required amount will increase.

[4] All notes other than the Class D notes will benefit from the subordination of the more junior classes to more senior classes.

TRANSACTION CREDIT ENHANCEMENT DIAGRAM

This diagram is a simplified overview of the credit enhancement available for the series on the closing date for this securitization transaction and how credit enhancement is used to absorb losses on the receivables. You should read this prospectus completely for more details about the credit enhancement available for the series.



_____

(1) All notes other than the Class D notes benefit from subordination of more junior classes to more senior classes. The subordination varies depending on whether interest or principal is being paid, whether an amortization event that results in monthly payments of principal has occurred and whether an event of default that results in acceleration has occurred. *For more details about subordination, you should read "Description of the Notes — Payments of Interest," "— Payments of Principal," "— Amortization Events," "— Post-Acceleration Priority of Payments" and "Credit Enhancement — Subordination."*

(2) A portion of the depositor interest, or the "available subordinated amount," is subordinated to the series. The amount subordinated will initially equal $_____, which is approximately __% of the initial note balance, plus any incremental subordinated amount for the first determination date. The available subordinated amount will increase during a subordination step-up period, unless the depositors elect to increase the amount required to be in the reserve account during that period, and is subject to other reductions and increases from time to time.

(3) The depositors will deposit $_____ in the reserve account on the closing date. The amount that is required to be in the reserve account is ___% of the initial note balance of the Series 20__-__ notes, unless the depositors elect to increase the amount in the reserve account during a subordination step-up period or an amortization event occurs in which case the reserve account required amount will increase.

(4) Excess spread for this series is the excess of interest collections allocated to the series over the interest payments on the notes and the senior fees and expenses of the trust that are allocated to the series.

TRANSACTION PAYMENTS DIAGRAMS

This diagram is a simplified overview of how available investor interest collections are paid. You should read this prospectus completely for more details about the payments of available investor interest collections for this series.



This diagram is a simplified overview of how available investor principal collections are paid. You should read this prospectus completely for more details about the payments of available investor principal collections for this series.



TRANSACTION PARTIES AND DOCUMENTS DIAGRAM

This diagram shows the role of each transaction party and each transaction document in this securitization transaction. Forms of the transaction documents are exhibits to the registration statement filed with the SEC that includes this prospectus.



1. RECEIVABLES PURCHASE AGREEMENTS

- the sponsor designates accounts and sells receivables to the depositors
- the sponsor makes representations about the designated accounts and the receivables and repurchases ineligible receivables

3. INDENTURE AND INDENTURE SUPPLEMENT

- _____ appointed indenture trustee
- the trust issues notes to the depositors and pledges the receivables to the indenture trustee to secure the notes
- the trust applies funds to pay expenses of the trust and make payments on the notes in the priorities specified

5. BACK-UP SERVICING AGREEMENT

- _____ engaged as back-up servicer and performs back-up servicing duties

7. ASSET REPRESENTATIONS REVIEW AGREEMENT

- _____ engaged as asset representations reviewer
- the asset representations reviewer agrees to review certain accounts and receivables for compliance with representations in certain circumstances

2. SALE AND SERVICING AGREEMENTS

- the depositors designate accounts and sell receivables to the trust
- the depositors make representations about the designated accounts and the receivables and repurchase ineligible receivables
- Ford Credit engaged as servicer and performs the servicing duties

4. TRUST AGREEMENT

- Ford Credit Floorplan Master Owner Trust A established as a Delaware statutory trust
- _____ appointed owner trustee
- the rights of the holder of the depositor interest in the trust established

6. ADMINISTRATION AGREEMENT

- Ford Credit engaged as administrator of the trust to perform administrative duties of the trust under the indenture

8. UNDERWRITING AGREEMENT

- the depositors sell the notes to the underwriters
- the underwriters purchase the notes and offer them to investors

SUMMARY

This summary describes the main terms of the issuance of and payments on the Series 20__-__ notes, the assets of the trust, the cash flows of the series and the credit enhancement available for the series. It does not contain all of the information that you should consider in making your decision to purchase any notes. To understand fully the terms of the notes and the transaction structure, you should read this prospectus completely, especially "Risk Factors" beginning on page __.

Transaction Overview

The trust is a master trust that owns a revolving pool of receivables originated in connection with the purchase and financing of new and used car, truck and utility vehicle inventory by motor vehicle dealers. The trust will issue the Series 20__-__ notes backed by this revolving pool of receivables to the depositors on the closing date. The depositors will sell the offered notes to the underwriters who will offer them to investors.

Transaction Parties

Sponsor, Servicer and Administrator of the Trust

Ford Motor Credit Company LLC, or "Ford Credit," is a Delaware limited liability company and a wholly-owned subsidiary of Ford Motor Company, or "Ford."

Depositors

Ford Credit Floorplan Corporation, or "FCF Corp," and Ford Credit Floorplan LLC, or "FCF LLC," are Delaware limited liability companies and are special-purpose companies wholly owned by Ford Credit.

Issuing Entity or Trust

Ford Credit Floorplan Master Owner Trust A, or the "trust," is a Delaware statutory trust established under a trust agreement between the depositors and the owner trustee.

Owner Trustee

_____

Indenture Trustee

_____

Back-up Servicer

_____

Asset Representations Reviewer

_____

For more information about the transaction parties and their roles in this securitization transaction, you should read "Sponsor and Servicer" and "Transaction Parties."

Closing Date

The trust expects to issue the Series 20__-__ notes on or about _____, 20__, or the "closing date."

Notes

The trust will issue the following notes in Series 20__-__:

	Principal Amount	Interest Rate
Class A-1 .. ⎱		__%
Class A-2 .. ⎰ $		[One-month LIBOR +] __%
Class B......	$	[One-month LIBOR +] __%
Class C	$	[One-month LIBOR +] __%
Class D	$	[One-month LIBOR +] __%

The Class A-1 and Class A-2 notes are collectively referred to as the "Class A notes" [and, together with the Class B, Class C and Class D notes, the "Series 20__-__ notes," the "notes"] or the "offered notes." [The Class A-1, the Class B, the Class C and the Class D notes are sometimes referred to as the "fixed rate notes."] [The Class A-2, Class B, Class C and Class D notes are sometimes referred to as the "floating rate notes."] The Class A-1 and Class A-2 notes have equal rights to payments of interest and principal and, unless stated in this prospectus, will be treated as a single class in relation to the other classes.

The depositors [may initially retain some or all of the notes and] will retain the depositor interest in the trust.

The Series 20__-__notes will be issued under the indenture and an indenture supplement to be entered into between the trust and the indenture trustee, or the "indenture supplement."

Form and Minimum Denomination

The notes will be issued in book-entry form. The notes will be available in minimum denominations of $1,000 and in multiples of $1,000.

Payment Dates

The trust will pay interest and principal, if any, on the notes on "payment dates," which will be the 15th day of each month (or, if not a business day, the next business day). The first payment date will be _____, 20__.

The fixed rate notes will accrue interest on a "30/360" basis from the 15th day of the prior month to the 15th day of the current month (or the closing date to _____, 20__, for the first period). The floating rate notes will accrue interest on an "actual/360" basis from the prior payment date (or from the closing date, for the first period) to the following payment date.

The trust expects to pay the principal of the Series 20__-__ notes in full on the expected final payment date shown below:

	Expected Final Payment Date	Final Maturity Date
Class A-1		
Class A-2		
Class B		
Class C		
Class D		

No principal will be paid on the notes before the expected final payment date, unless an amortization event occurs, after which principal will be paid monthly on each payment date. Principal may be paid on the notes after the expected final payment date.

For more details about the payment of interest and principal on each payment date, you should read "Description of the Notes — Payments of

Interest, Fees, and Other Items" and "— Payments of Principal."

[Calculation Agent

The "calculation agent" will be the indenture trustee. The calculation agent will determine LIBOR and calculate the interest rate for the floating rate notes.]

Trust Property

The primary asset of the trust is a revolving pool of receivables and related assets originated in accounts designated to the trust. On _____, 20__, the total principal balance of the receivables was $_____. The number of designated accounts was _____.

For more information about the accounts and receivables in the trust, you should read "Trust Property."

Servicing

Ford Credit will be the "servicer" of the receivables and this securitization transaction. The servicer is responsible for collecting and recording payments, making required adjustments to the receivables, monitoring dealer payments and maintaining books and records relating to the accounts and the receivables. The servicer will prepare monthly reports on the accounts and the receivables, payments on the Series 20__-__ notes and the status of credit enhancements.

The trust will pay the servicer a fee each month equal to 1/12 of ___% of the portion of the receivables allocated to the Series 20__-__ notes.

For more information about the servicer, you should read "Sponsor and Servicer."

[_____ is the back-up servicer. The back-up servicer will review the servicer's operations annually, receive monthly receivables data and confirm certain information on the monthly investor reports. If the servicer resigns or is terminated, the back-up servicer will be the successor servicer.

The trust will pay the back-up servicer a fee each month equal to 1/12 of ___% of the portion

of the receivables allocated to the Series 20__-__ notes.

For more information about the back-up servicer, you should read "Transaction Parties — Back-up Servicer."]

Allocation of Collections

The servicer will collect payments on the receivables and will deposit these collections, up to the amount required for payment to each series on the following payment date, in the collection account. Each month, the servicer will allocate interest collections, principal collections and the principal balance of defaulted receivables to:

- Series 20__-__,

- other series of notes issued by the trust, and

- the depositor interest.

The amounts allocated to Series 20__-__ will be based generally on the size of its invested amount compared with the adjusted pool balance of the trust. The initial invested amount of the series will be $_____, which is the initial note balance of the series.

For more details about these allocations, you should read "Description of the Notes — Investor Percentages" and "— Defaulted Receivables and Principal Collections Used to Pay Interest."

Application of Collections

Interest Collections

On each payment date, interest collections allocated to Series 20__-__ for the prior month will be applied in the order of priority listed below:

(1) *Class A Interest* — to pay interest due on the Class A notes,

(2) *Class B Interest* — to pay interest due on the Class B notes,

(3) *Class C Interest* — to pay interest due on the Class C notes,

(4) *Class D Interest* — to pay interest due on the Class D notes,

(5) *Transaction Fees and Expenses* — to the indenture trustee, the owner trustee and the asset representations reviewer, the fees, expenses and indemnities due for the series, and to or at the direction of the trust, any expenses of the trust for the series, up to a maximum of $_____ per year,

(6) *Servicing Fees* — (a) to the back-up servicer, the monthly back-up servicing fee for the series and (b) to the servicer, the monthly servicing fee for the series if Ford Credit is no longer the servicer,

(7) *Defaulted Receivables* — to reimburse the defaulted receivables allocated to the series for the prior month,

(8) *Reserve Account* — to the reserve account, to fund it up to the reserve account required amount,

(9) *Reimbursement of Defaulted Receivables for Prior Periods* — to reimburse the defaulted receivables allocated to the series for prior months that have not been previously reimbursed,

(10) *Reimbursement of Principal Used to Pay Interest* — to reimburse principal collections allocated to the series that were used to pay interest on the notes,

(11) *Accumulation Period Reserve Account* — beginning on the accumulation period reserve account funding date, to the accumulation period reserve account, to fund it up to $_____,

(12) *Servicing Fees* — to Ford Credit, if Ford Credit is the servicer, the monthly servicing fee for the series,

(13) *Available Subordinated Amount* — to increase the available subordinated amount up to the required subordinated amount,

(14) *Additional Transaction Fees and Expenses* – to the indenture trustee, the owner trustee, the asset representations

reviewer and the trust, all amounts due for the series to the extent not paid under item (5) above,

(15) *Additional Servicing Fees* – to the back-up servicer, any remaining amounts due including any transition costs incurred by the back-up servicer as the successor servicer, in excess of amounts in the back-up servicer reserve account,

(16) *Excess Interest Sharing Group One* — to cover any shortfalls for other series in excess interest sharing group one, and

(17) *Depositor Interest* — to the holders of the depositor interest in the trust.

For more details about the application of interest collections, you should read "Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items."

Principal Collections

The application of principal collections allocated to Series 20__-__ on each payment date will depend on whether it is in the revolving period, the controlled accumulation period or the early amortization period.

- *Revolving Period.* The revolving period for the series begins on the closing date and ends when the controlled accumulation period or the early amortization period begins. During the revolving period, no principal will be paid to or accumulated for the series. Instead, principal collections allocated to the series will be (1) used to make principal payments and deposits for other series in principal sharing group one, (2) deposited in the excess funding account and (3) paid to the depositors.

- *Controlled Accumulation Period.* The controlled accumulation period for the series is scheduled to begin _____, 20__, but may begin at a later date. On each payment date during the controlled accumulation period, principal collections allocated to the series will be deposited in the principal funding account up to the controlled accumulation amount. Any remaining principal collections will be (1) used to make principal payments and deposits for other series in principal sharing group one, (2)

deposited in the excess funding account and (3) paid to the depositors. On the expected final payment date, the amounts in the principal funding account will be paid to the Series 20__-__ noteholders sequentially by class.

An accumulation period reserve account will be established to provide additional funds to pay interest on the notes during the controlled accumulation period. The accumulation period reserve account will be funded before the start of the controlled accumulation period from interest collections allocated to the series. The amount required to be in the accumulation period reserve account will be $_____, which is __% of the initial note balance of the series.

- *Early Amortization Period.* If an amortization event occurs, the early amortization period will begin. On each payment date during the early amortization period, (1) principal collections allocated to the series and (2) collections allocated to the portion of the depositor interest that is subordinated to the series (in the case of principal collections, in an amount not to exceed the available subordinated amount) will be paid to the Series 20__-__ noteholders sequentially by class.

For more details about the application of principal collections, you should read "Description of the Notes — Application of Investor Collections — Payment of Principal."

Amortization Events

If certain events occur, an early amortization period will begin. There are events which apply to all series and are described in "*Description of the Notes — Amortization Events*" and the following events which only apply to Series 20__-__:

- either depositor fails to make a payment or deposit required under the sale and servicing agreement within five business days,

- either depositor fails to observe or perform a covenant or agreement in a material respect or its representations are incorrect in a material respect, and the breach is not

13

corrected within 60 days after the depositor receives notice of the breach, and the breach continues to adversely affect the amount or timing of payments to be made to the Series 20__-__ noteholders for that period,

- a servicer termination event occurs that adversely affects the amount or timing of payments to be made to the Series 20__-__ noteholders,

- the notes are not paid in full on their expected final payment date,

- the average monthly payment rate on the receivables for three consecutive months is less than __%,

- the available subordinated amount falls below the required subordinated amount for five business days,

- the amount in the excess funding account exceeds __% of the sum of the adjusted invested amounts of all series issued by the trust for three consecutive months, and

- the notes are accelerated following an event of default.

For more details about the amortization events, you should read "Description of the Notes — Amortization Events." For more information about events of default, you should read "Description of the Notes — Events of Default."

Events of Default

Each of the following will be an "event of default" under the indenture:

- the trust fails to pay interest due on any note within 35 days after a payment date,

- the trust fails to pay the principal amount of any note in full by its final maturity date,

- the trust fails to observe or perform a material covenant or agreement in any material respect that is not corrected within the cure period, and

- a bankruptcy or dissolution of the trust.

If an event of default occurs, other than because of a bankruptcy or dissolution of the trust, the indenture trustee or the holders of a majority of the note balance of the Series 20__-__ may accelerate the Series 20__-__ notes and declare them immediately due and payable. If an event of default occurs because of a bankruptcy or dissolution of the trust, the Series 20__-__ notes will be accelerated automatically*.*

For more details about events of default, acceleration of the notes and other remedies available to noteholders following an event of default, you should read "Description of the Notes — Events of Default and Acceleration."

Credit Enhancement

Credit enhancement provides protection for the Series 20__-__ notes against losses on the receivables and potential shortfalls in the amount of cash available to the trust to make required payments. If the credit enhancement is not sufficient to cover all amounts payable on the series, the losses will be allocated first, to the Class D notes, second, to the Class C notes, third, to the Class B notes, and fourth, to the Class A notes.

The enhancement described below is available only to Series 20__-__. The series is not entitled to enhancement available to another series.

Reserve Account

On the closing date, the trust will deposit $_____ in the reserve account, which is __% of the initial note balance of the series. If the depositors elect to increase the amount required to be in the reserve account during a subordination step-up period or an amortization event occurs, the amount required to be in the reserve account will increase. Funds in the reserve account will be available to pay interest on the notes, senior fees and expenses for the series and to cover defaulted receivables if interest collections allocated to the series are insufficient.

Subordination of Notes

The trust will pay interest to all classes of the Class A notes and then will pay interest sequentially to the remaining classes of notes in order of seniority. The trust will not pay interest

on the Class B, Class C or Class D notes until all interest due on the Class A notes is paid in full.

The trust will pay principal sequentially to each class of notes in order of seniority. The trust will not pay principal on any class of notes until the principal amounts of more senior classes of notes are paid in full.

Subordination of the Depositor Interest

A portion of the depositor interest, or the "available subordinated amount," is subordinated to the series. The amount subordinated will initially equal $_____, which is approximately __% of the initial note balance, plus any incremental subordinated amount for the first determination date. The available subordinated amount will increase during a subordination step-up period, unless the depositors elect to increase the amount required to be in the reserve account during that period, and is subject to other reductions and increases from time to time.

Excess Spread

Excess spread for this series is the excess of interest collections allocated to the series over the interest payments on the notes and the senior fees and expenses of the trust that are allocated to the series. Any excess spread for this series will be available on each payment date to cover shortfalls in certain items in the priority of payments, including to cover losses on any defaulted receivables allocated to the series and to make required deposits in the reserve account.

For more information about the credit enhancement for the series, you should read "Credit Enhancement."

Repurchases of Receivables

Ford Credit will make representations about the origination, characteristics and terms of each account and receivable. If a representation is later determined to be untrue, the receivable was not eligible to be sold to the depositor or the trust. If the breach of a representation has a material adverse effect on a receivable, the depositor must accept reassignment of the receivables from the trust and Ford Credit must

repurchase the receivable from the depositor unless it corrects the breach.

For more details about the representations made about the accounts and receivables and Ford Credit's repurchase obligation if these representations are breached, you should read "Trust Property — Representations About the Receivables" and "— Obligation to Repurchase Receivables for Breach". For more information about when the asset representations reviewer may review certain accounts and receivables for compliance with the representations, you should read "Trust Property — Asset Representations Review."

Sharing Groups

Series 20__-__ will be included in "excess interest sharing group one" and in "principal sharing group one." As part of these groups, Series 20__-__ will be entitled in certain situations to share in excess interest collections and shared principal collections from other series in the same group.

For more information about these groups, you should read "Description of the Notes — Groups."

Other Series

The trust has issued other series of notes which are secured by the trust property. Annex A summarizes the main terms of each series issued by the trust.

Ratings

The depositors have hired ___ nationally recognized statistical rating organizations, or "rating agencies" to assign credit ratings to the Series 20__-__ notes. The depositors have also hired nationally recognized statistical rating organizations to rate the notes of other series issued by the trust, who are also referred to as "rating agencies" when referring to ratings of other series.

The ratings of the notes reflect the likelihood of the timely payment of interest, and the ultimate payment of principal on, the notes according to their terms. Each rating agency rating the notes will monitor the ratings using its normal surveillance procedures. A rating agency may

change or withdraw an assigned rating at any time. A rating action taken by one rating agency may not necessarily be taken by another rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes.

Tax Status

If you purchase a note, you agree by your purchase that you will treat your note as debt for U.S. federal, state and local income and franchise tax purposes.

_____ will deliver its opinion that, for U.S. federal income tax purposes:

- the offered notes will be treated as debt, and

- the trust will not be classified as an association or publicly traded partnership taxable as a corporation.

For more information about the application of U.S. federal, state and local tax laws, you should read "Tax Considerations."

ERISA Considerations

The offered notes generally will be eligible for purchase by employee benefit plans.

For more details about the treatment of the notes under ERISA, you should read "ERISA Considerations."

Investment Considerations

The trust is not registered or required to be registered as an "investment company" under the Investment Company Act of 1940 and, in making this determination, is relying on the exemption in [Rule 3a-7] of the Investment Company Act of 1940, although other exclusions or exemptions may also be available to the trust. The trust is structured to not be a "covered fund" under the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the "Dodd-Frank Act," commonly known as the Volcker Rule.

Contact Information for the Depositors

Ford Credit Floorplan Corporation or
Ford Credit Floorplan LLC
c/o Ford Motor Credit Company LLC
c/o Ford Motor Company
World Headquarters, Suite 802-A3
One American Road
Dearborn, Michigan 48126
Attention: Ford Credit SPE Management Office
Telephone number: (313) 594-3495
Fax number: (313) 390-4133

Contact Information for the Servicer

Ford Motor Credit Company LLC
c/o Ford Motor Company
World Headquarters, Suite 802-A3
One American Road
Dearborn, Michigan 48126
Attention: Securitization Operations Supervisor
Telephone number: (313) 206-5899
Fax number: (313) 390-4133
Website: www.fordcredit.com

CUSIP Numbers

	CUSIP
Class A-1 notes	
Class A-2 notes	
Class B notes	
Class C notes	
Class D notes	

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase any of the notes.

The assets of the trust are limited and are the only source of payment for your notes

The trust will not have assets or sources of funds other than the receivables and related property it owns. Credit enhancement is limited. Your notes will not be insured or guaranteed by Ford Credit or any of its affiliates or anyone else. If these assets or sources of funds are insufficient to pay your notes in full, you will incur losses on your notes.

The Class B, Class C and Class D notes will be subject to greater risk because of subordination

The Class B notes will bear greater risk than the Class A notes because no interest will be paid on the Class B notes until all interest on the Class A notes is paid in full, and no principal will be paid on the Class B notes until the principal amount of the Class A notes is paid in full. The Class C and Class D notes bear even greater risk because of similar subordination to all more senior classes of notes.

A decline in the sale of dealer vehicle inventory or a decline in dealer vehicle inventory levels could result in accelerated, reduced or delayed payments on your notes

The willingness of dealers to purchase new vehicle inventory depends to a large extent on their ability to sell their existing vehicle inventory. The ability of dealers to sell their vehicle inventory is directly affected by a variety of economic, market and social factors, including competition in the automobile industry, which factors will also ultimately affect the size of Ford Credit's dealer floorplan portfolio. Examples of factors which could negatively impact the ability of dealers to sell vehicle inventory and vehicle inventory levels are:

- a decline in the manufacture and sale of Ford vehicles due to an economic downturn, a labor disruption, competitive pressure, changes in the preferences of buyers of cars, trucks and utility vehicles, or production interruptions due to vehicle recalls, supply chain disruptions, natural disasters or other factors,

- a change in Ford's vehicle marketing or purchase incentive programs,

- seasonal fluctuations in the sale of vehicles,

- a change in the number of dealer franchises,

- changes in the terms offered by Ford Credit to dealers to finance their vehicle inventory, including the interest rates charged or the sizes of the credit lines,

- competition from banks or other financing sources available to dealers,

- government actions, including actions that encourage consumers to purchase certain types of vehicles; or

- other factors such as significant vehicle recalls.

The rate of dealer vehicle sales, the level of dealer vehicle inventory and the size of Ford Credit's dealer floorplan portfolio may change over time. A significant reduction in the rate of dealer vehicle sales or in the level of dealer vehicle inventory, and any resulting decline in the size of Ford Credit's dealer floorplan portfolio, could lead to an amortization event and could also adversely impact the amount of principal collections on the receivables, which could result in accelerated, reduced or delayed payments on your notes.

Economic, market and social factors could lead to slower sales of the vehicles, which could result in accelerated, reduced or delayed payments on your notes

Payment of the receivables depends primarily on the rate of financed vehicle sales by the dealers. The rate of financed vehicle sales may change because of a variety of economic, market and social factors. Economic factors include interest rates, unemployment levels, the rate of inflation, the price of gasoline, the price of commodities used in the production of vehicles and consumer perception of general economic conditions. Ford's discretionary use of incentive programs, including manufacturers' rebate programs and low-interest rate financing, may also affect the rate of financed vehicle sales.. Various market factors, including the introduction or increased promotion by other manufacturers of competitive models offering perceived advantages in performance, reliability, and fuel economy, may reduce sales of Ford vehicles. Social factors include consumer perception of Ford-branded products in the marketplace, changes in consumer demand for certain vehicle segments, consumer demand for vehicles generally and government actions, including actions that encourage consumers to purchase certain types of vehicles.

We cannot predict whether or to what extent economic, market or social factors will affect the level of sales. A prolonged decline in the level of sales could result in accelerated, reduced or delayed payments on your notes.

A decrease in the dealer payment rate could result in accelerated, reduced or delayed payments on your notes

The payment of principal on your notes will depend primarily on dealer payments of the receivables. Dealers are generally required to pay a receivable on the sale of the financed vehicle. The timing of these sales is uncertain, and particular patterns of dealer payments may or may not occur. The actual amount of available investor principal collections will depend on factors such as the rate of payment and the rate of default by dealers. Any significant decline in the dealer payment rate on the receivables during the controlled accumulation period or the early amortization period for your notes could result in reduced or delayed payments on your notes. Alternatively, if the average monthly payment rate for three consecutive months is less than __%, an amortization event will occur, which could result in accelerated payments on your notes.

An increase in the dealer payment rate and/or a decrease in the origination of new receivables could result in accelerated payments on your notes	If the dealer payment rate during the revolving period significantly exceeds the rate at which new receivables are originated — which could occur as a result of an increase in the rate of sales of financed vehicles, including increases resulting from manufacturer incentive programs or government actions that encourage consumers to purchase vehicles, or a decrease in the origination of new receivables, or both — principal collections otherwise payable to the depositors may be accumulated in the excess funding account to maintain the net adjusted pool balance at a stated level. However, if the amount in the excess funding account exceeds __% of the sum of the adjusted invested amounts of all series issued by the trust for three consecutive months, an amortization event will occur, which could result in accelerated payments on your notes.
A decline in the financial condition or business prospects of Ford, Ford Credit or Ford-franchised dealers could result in losses on your notes	The receivables owned by the trust are originated primarily through the financing provided by Ford Credit to Ford-franchised dealers. The level of receivables depends on Ford's continuing ability to manufacture vehicles and to maintain franchise dealer relationships, on Ford Credit's ability to provide financing and on the amount of vehicle inventory that Ford-franchised dealers are willing to hold, and the amount of principal collections on these receivables will depend on the dealers' ability to sell these vehicles. The ability of Ford, Ford Credit and Ford-franchised dealers to compete in their industry environments will affect the amount of new receivables that are originated and the dealers' ability to sell vehicles, which ultimately will affect the amount of principal collections and the payment rates on the receivables. A decline in the financial condition or business prospects of Ford, Ford Credit or Ford-franchised dealers could have an adverse effect on these factors, which could result in losses on your notes.
	If an economic downturn occurs, the financial condition and business prospects of the participants in the U.S. auto industry, including Ford, Ford Credit and Ford-franchised dealers, could be adversely affected. A decline in the financial condition or business prospects of Ford could also have an adverse effect on Ford Credit and the Ford-franchised dealers.
	An economic downturn or a decline in the financial condition or business prospects of Ford could adversely affect the Ford-franchised dealers' ability to sell vehicles, the level of consumer demand for Ford-vehicles, the market value of the vehicles securing the receivables, and the ability of Ford Credit, as servicer, to service the receivables or honor its commitment to repurchase receivables due to breaches of representations, which could result in losses on your notes.
	For additional sources of information about Ford and Ford Credit, you should read "Where You Can Find More Information."

| **Increased losses could result in accelerated, reduced or delayed payments on your notes** | Historical losses experienced by the trust or by Ford Credit on its dealer floorplan portfolio may not indicate future performance of the trust's receivables. Losses could increase significantly for a variety of economic, market or social factors, including adverse changes in the local, regional or national economies, adverse changes in the business prospects of Ford or Ford Credit or decreases in the market value of the financed vehicles in the absence of manufacturer incentives, dealer fraud or due to other events. A significant increase in losses on the receivables could result in accelerated, reduced or delayed payments on your notes.

For more information about the performance of Ford Credit's dealer floorplan portfolio, you should read "Sponsor and Servicer —Dealer Floorplan Portfolio Performance." |
|---|---|
| **Amortization events could result in accelerated payments on your notes** | If an amortization event occurs, it may accelerate the date of final payment of your notes. You may not be able to reinvest the principal paid to you earlier than expected at a rate of return that is equal to or greater than the rate of return on your notes.

For more information about amortization events, you should read "Description of the Notes — Amortization Events." |
| **Bankruptcy of Ford Credit could result in delays in payment or losses on your notes** | If Ford Credit becomes subject to a bankruptcy proceeding, you could experience delays in payments or losses on your notes. A bankruptcy court could decide that Ford Credit effectively still owns the receivables because the sale of the receivables to the depositors was not a "true sale" or the assets and liabilities of the depositors should be consolidated with those of Ford Credit for bankruptcy purposes. If a court were to reach this conclusion, payments on your notes could be reduced or delayed due to:

• the "automatic stay" of the U.S. federal bankruptcy laws that prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the bankruptcy court and other U.S. federal bankruptcy laws that permit substitution of collateral in limited circumstances,

• tax or government liens on Ford Credit's property that was existing before the sale of the receivables to the trust having a claim on collections that is senior to your notes, or

• the trust not having a perfected security interest in the vehicles or any cash collections held by Ford Credit at the time the bankruptcy proceeding begins. |

In addition, the transfer of receivables by the depositors to the trust, although structured as a sale, may be viewed as a financing because the depositors retain the depositor interest in the trust. If a court were to decide that the transfer was not a sale or the depositors were consolidated with Ford Credit if Ford Credit is bankrupt, the notes would benefit from a security interest in the receivables but the receivables would be owned by Ford Credit and payments could be delayed, collateral substituted or other remedies imposed by the bankruptcy court that could cause delays in payment or losses on your notes.

A bankruptcy or insolvency proceeding involving Ford Credit may also adversely affect the rights and remedies of the trust and payments on your notes in other ways, whether or not the transfer of the receivables is considered a "true sale." For example:

- as noted above, the "automatic stay" may prevent the exercise by the trust and others of their rights and remedies against Ford Credit and others, such as a right to replace Ford Credit as servicer or the right to require it to repurchase receivables due to a breach of a representation, and/or

- Ford Credit may be permitted to reject some agreements to which it is a party, including the sale and servicing agreements, and not be required to perform its obligations under those agreements.

For more information about the effects of a bankruptcy on your notes, you should read "Some Important Legal Considerations — Matters Relating to Bankruptcy."

Ford's failure to pay adjustment fees or to pay amounts relating to third-party financed in-transit receivables could result in delays in payments or losses on your notes

Ford is obligated to pay adjustment fees to the servicer for any in-transit receivables held by the trust and to pay to the servicer principal collections that it receives on behalf of the dealers from any third-party finance sources relating to in-transit receivables. Each adjustment fee will be calculated based on an agreed on rate and the number of days during the "in-transit period," which is generally the period from shipment to delivery of the vehicle, and will be treated as interest collections. Failure by Ford to pay adjustment fees or to pay principal collections relating to third-party financed in-transit receivables for any reason could result in shortfalls in amounts available to pay your notes and could result in delays in payments or losses on your notes.

The termination of dealer financial assistance or failure to honor repurchase obligations by Ford could result in losses on your notes

Ford has on occasion in the past provided discretionary financial assistance to dealers and limited commitments to repurchase from the dealers vehicles and parts in the dealer's inventory for termination of a dealer franchise. This financial assistance includes incentive programs, marketing support programs, interest reimbursement programs and purchase of new, current model year vehicles in the dealer's inventory for the termination of a dealership. If Ford were unable to provide, or elected to terminate, this financial assistance or failed to honor its repurchase commitment for any reason, losses on the receivables could increase and you could incur losses on your notes.

For more information about the financial assistance provided by Ford, you should read "Sponsor and Servicer — Servicing and Dealer Relations — Manufacturer Financial Assistance Programs for Dealers."

[The interest rates on the receivables may fluctuate differently than the interest rates on the notes, which may result in accelerated, reduced or delayed payments on your notes	The receivables bear interest at a variable rate based on the prime rate, which may be changed or reduced by Ford Credit. The fixed rate notes bear interest at a fixed rate, so if the interest rate on the receivables declines the notes may be adversely affected. The floating rate notes bear interest at a variable rate based on one-month LIBOR, so if LIBOR increases at a greater rate than the prime rate or the prime rate declines at a greater rate than LIBOR the notes may be adversely affected. If the interest rate on the receivables declines, interest collections allocated to the notes may be reduced without a corresponding reduction in the amounts payable as interest on the notes. If interest collections are insufficient to pay interest on the notes, an amortization event will occur, which could result in accelerated, reduced or delayed payments on your notes. The trust is not entering into interest rate hedge agreements to protect either the fixed rate notes or the floating rate notes against fluctuations in the interest rate on the receivables.]
Ford Credit's ability to change the terms of the receivables could result in accelerated, reduced or delayed payments on your notes	Ford Credit continues to own the accounts in which the receivables are originated. As the owner of the accounts, Ford Credit may change the terms of the receivables, including the interest rates or adjustment fees and the payment terms. Ford Credit's ability to change the terms of the receivables could result in accelerated, reduced or delayed payments on your notes.
The addition or removal of receivables may decrease the credit quality of the trust property securing your notes and could result in accelerated, reduced or delayed payments on your notes	The receivables in the trust will change every day. The depositors may choose, or be obligated, to sell to the trust receivables originated in additional designated accounts. While each additional designated account must be an eligible account at the time of its designation to the trust, additional designated accounts may not be of the same credit quality as the accounts currently designated to the trust and may have different terms. The depositors may also choose to redesignate accounts from the trust and remove the related receivables. If the addition or removal of receivables reduces the credit quality of the trust property, it will increase the likelihood of accelerated, reduced or delayed payments on your notes.
The depositors may change certain eligibility criteria and certain requirements for the trust and the notes without the consent of any noteholder or other person, which could result in reduced or delayed payments on your notes	The depositors may change the overconcentration definitions and/or increase or reduce the reserve account required amount for your notes. The depositors can make these changes so long as the rating agency condition has been satisfied for each rating agency then rating each series or, for the reserve account required amount and the overconcentration definitions, your series. If the depositors make any of these changes, it may result in reduced or delayed payments on your notes.
Issuance of additional series by the trust could affect the timing and amounts of the payments on your notes	The trust may issue additional series from time to time without your consent. The terms of a new series could be different from your series, which could affect the timing and amounts of payments on other series. For instance, different expected final payment dates and series early amortization events may cause some series to amortize earlier than your series. In addition, because some actions require the consent of a majority of the noteholders of all series, additional series may dilute the voting rights of your notes. The interests of the holders of a new series could be different from your interests.

You may not receive your principal on the expected final payment date because of other series being in or entering into an accumulation or amortization period	If your series were to enter the controlled accumulation period or the early amortization period while another series in principal sharing group one is either in an accumulation or amortization period or entering an accumulation or amortization period, available investor principal collections from that series may not be available to make payments on your notes. Other series in principal sharing group one may have different terms, such as an earlier expected final payment date or different series early amortization events, that could cause the series to amortize earlier than your series. As a result, the principal payments on your notes may be reduced and final payment of the principal of your notes may be delayed. Also, the shorter the controlled accumulation period for the notes of your series, the greater the likelihood that payment in full of the notes of your series on the expected final payment date will depend on available investor principal collections from other series in principal sharing group one to make principal payments on your notes.
Failure to pay principal on a note will not be an event of default until its final maturity date	The trust does not have an obligation to pay a stated amount of principal on any note on any date other than its outstanding amount on its final maturity date. Failure to pay principal on a note will not be an event of default until its final maturity date.
Federal financial regulatory reform could have an adverse impact on Ford Credit, the depositors or the trust	The Dodd-Frank Act is extensive legislation that impacts financial institutions and other non-bank financial companies, like Ford Credit. The Dodd-Frank Act created the Consumer Financial Protection Bureau, a new agency responsible for administering and enforcing the laws and regulations for consumer financial products and services. In September 2014, the Consumer Financial Protection Bureau proposed a rule supervising the largest nonbank automotive finance companies, which would include Ford Credit, which may lead to examinations of nonbank automotive finance companies for compliance with consumer finance protection laws as early as 2015.

In addition, the Dodd-Frank Act increased the regulation of the securitization and derivatives markets. Many of the new requirements are the subject of implementing regulations, some of which have not yet been finalized. Until all implementing regulations are finalized, it is not certain whether the new requirements will have an adverse impact on the servicing of the receivables, on Ford Credit's securitization programs or on the regulation and supervision of Ford Credit, the depositor or the trust.

The Dodd-Frank Act created an alternative liquidation framework under which the FDIC may be appointed as receiver for the resolution of a non-bank financial company if the company is in default or in danger of default and the resolution of the company under law would have serious adverse effects on financial stability in the United States. |

It is not clear whether the liquidation framework would apply to Ford Credit, the depositors or the trust. The expectation is that the framework will be invoked only very rarely. Guidance from the FDIC indicates that the framework will be exercised in a manner consistent with the existing bankruptcy laws, which is the insolvency regime that would apply to Ford Credit, the depositors and the trust. A portion of the FDIC guidance will apply for a transition period, and this guidance states that, for revolving trusts and master trusts, it will apply to securities issued before the end of the transition period. However, this guidance does not indicate how the framework will be applied if the revolving trust or master trust were to issue additional securities after the end of the transition period. It is not certain whether the FDIC would apply the framework according to this guidance to a revolving trust or master trust that issues securities after the end of the transition period. As a result, although your series will be issued before the end of the transition period, it is not certain whether this guidance will continue to apply to your series if the trust were to issue additional series after the end of the transition period. However, additional series may only be issued if the rating agency condition has been satisfied for your series.

If the FDIC were appointed as receiver for Ford Credit, the depositors or the trust, or if future regulations or FDIC actions are contrary to the FDIC guidance, you may have delays in payment or losses on your notes.

For more information about the framework, you should read "Some Important Legal Considerations — The Dodd-Frank Act."

Loss of security in the financed vehicle and the junior status of the trust's interest in other assets of the dealers could result in delays in payments or losses on your notes

The trust will have a security interest in the financed vehicles securing the receivables sold to the trust. However, at the time that a dealer sells a financed vehicle, the security interest of the trust in the vehicle generally will terminate, regardless of whether the dealer pays for the vehicle. Consequently, if a dealer sells a vehicle and fails to pay the related receivable, the trust will not have recourse to the vehicle, which could result in delays in payments or losses on your notes.

The trust may also have junior security interests in other assets of a dealer granted by some of the dealers to secure the receivables sold to the trust. These security interests, however, will be subordinate to the senior interests of Ford Credit in these other assets. Accordingly, any security held by the trust in these other assets may not be available to support the notes, which could result in delays in payments or losses on your notes.

For more information about the security interests in vehicles and other dealer assets, you should read "Sponsor and Servicer — Origination and Underwriting — Security Interests in Vehicles and Other Dealer Assets."

The servicer's commingling of collections it holds with its own funds could result in delays in payments or losses on your notes	The servicer will be required to deposit collections on the receivables in the collection account within two business days or on a monthly basis, depending on its credit ratings. Until then, the servicer may commingle collections on the receivables with its own funds and may invest collections at its own risk and for its own benefit. If the servicer does not deposit these funds in the collection account when required for any reason, which could occur if the servicer were to become subject to a bankruptcy proceeding, you could experience delays in payments or losses on your notes.
The absence of a secondary market for your notes, financial market disruptions and a lack of liquidity in the secondary market could adversely affect the market value of your notes and/or limit your ability to resell them	If a secondary market for your notes does not develop, it could limit your ability to resell them. This means that if you want to sell your notes before they mature, you may be unable to find a buyer or, if you find a buyer, the selling price may be less than it would have been if a secondary market existed. The underwriters may assist in the resale of notes, but they are not required to do so. If a secondary market does develop, it might not continue, it might be disrupted by events in the global financial markets or it might not be sufficiently liquid to allow you to resell your notes.
You may have limited or no ability to control actions under the indenture	Your remedies will be limited if an event of default occurs for your notes. Under the indenture, noteholders holding a stated percentage of the note balance of a series or all the notes issued by the trust may take actions, or may direct the indenture trustee to take actions, following an event of default, including accelerating the notes. These actions may be contrary to the actions that you determine to be in your best interest. In the case of votes by series, the most senior class of notes will generally be substantially larger than the subordinate classes. The holders of the most senior class will therefore generally have the ability to control the actions to be taken, and these actions may be contrary to the interests of the holders of the subordinate classes.

For more information about your rights on an event of default, you should read "Description of the Notes — Events of Default and Acceleration." |
| **Geographic concentration may increase risk of accelerated, reduced or delayed payments on your notes** | On _____, 20__, the location of the dealers relating to the receivables owned by the trust are concentrated by pool balance in the following states:

     _____ .... ___%
     _____ .... ___%
     _____ .... ___%
     _____ .... ___%

No other state has more than 5% of the receivables owned by the trust on that date. Adverse economic conditions or other factors affecting these states could result in reductions and delays in payments on the receivables relating to dealers located in these states. Reductions or delays in payments on the receivables could cause accelerated, reduced or delayed payments on your notes.

For more information about the geographic distribution of the receivables owned by the trust, you should read "Trust Property — Trust Portfolio." |

Delays in collecting payments could occur if Ford Credit is not the servicer

If Ford Credit is terminated as servicer, the processing of payments on the receivables and information relating to collections could be delayed, which could result in delayed payments on your notes. Ford Credit may be terminated as servicer if it defaults on its servicing obligations or if there is a bankruptcy of Ford Credit.

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the market value of your notes and/or limit your ability to resell your notes

The ratings on the notes are not recommendations to purchase, hold or sell the notes and do not address market value or investor suitability. The ratings reflect each rating agency's assessment of the future performance of the receivables, the credit enhancement on the notes and the likelihood of repayment of the notes. It is not certain whether the notes will perform as expected or that the ratings will be reduced, withdrawn or qualified in the future as a result of a change of circumstances, deterioration in the performance of the receivables or errors in analysis. Other series of notes issued by the trust have been downgraded by one or more of the rating agencies in the past. None of the depositors, the sponsor or any of their affiliates will have an obligation to replace or supplement credit enhancement or to take another action to maintain any ratings on the notes. If the ratings on your notes are reduced, withdrawn or qualified, it could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The sponsor hired ___ rating agencies that are nationally recognized statistical rating organizations, or "NRSROs," and will pay them a fee to assign ratings on the notes. The sponsor has not hired another NRSRO to assign ratings on the notes and is not aware that another NRSRO assigned ratings on the notes. However, under SEC rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each NRSRO to make it possible for non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including before the closing date, and none of the depositors, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the notes, it may be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

You should make your own evaluation of the future performance of the notes and the receivables, the credit enhancement on the notes and the likelihood of repayment of the notes, and not rely solely on the ratings on the notes.

Retention of notes by the depositors or an affiliate of the depositors could adversely affect the market value of your notes and/or limit your ability to resell your notes

Some or all of one or more classes of the notes may be retained by the depositors or conveyed to an affiliate of the depositors. As a result, the market for a retained class of notes may be less liquid than would otherwise be the case and, if any retained notes are later sold in the secondary market, it could reduce demand for notes of the same class already in the market, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

SPONSOR AND SERVICER

General

Ford Credit was established in 1959 to provide financing for Ford vehicles and support Ford dealers. Ford Credit is a Delaware limited liability company and is a wholly-owned subsidiary of Ford.

Ford Credit provides a wide variety of automotive financing products to and through motor vehicle dealers throughout the world. Ford Credit's primary financing products are:

- *Retail financing* — purchasing retail installment sale contracts and leases from dealers, and offering financing to commercial customers, primarily vehicle leasing companies and fleet purchasers, to lease or purchase vehicle fleets,

- *Wholesale financing* — making loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing, and

- *Other financing* — making loans to dealers for working capital, improvements to dealership facilities, and to purchase or finance dealership real estate.

Ford Credit also services the finance receivables and leases it originates and purchases, makes loans to Ford affiliates, purchases some receivables of Ford and its subsidiaries and provides insurance services related to its financing programs.

Ford Credit earns its revenue primarily from:

- payments on retail installment sale contracts and leases that it purchases,

- interest supplements and other support payments from Ford and affiliated companies on special rate financing programs, and

- payments on wholesale and other dealer loan financing programs.

Ford Credit provides financing services to and through dealers of Ford and Lincoln brand vehicles and non-Ford vehicles also sold by these dealers and their affiliates. Ford Credit and its subsidiaries provide floorplan and capital financing to automobile dealers throughout the world and provide credit to these dealers' customers by purchasing retail installment sale contracts and leases from dealers. Most of the dealers are privately owned and financed and are Ford-franchised dealers that sell or lease vehicles manufactured by Ford under the Ford and Lincoln brands. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford.

Ford Credit will be the sponsor of the series in which the notes will be issued. Ford Credit will be the servicer of the receivables and the securitization transactions and the administrator for the trust.

As sponsor, Ford Credit will be responsible for structuring the series, selecting the transaction parties and paying the costs of maintaining the trust, legal fees of some transaction parties, rating agency fees for rating the notes and other transaction costs. Ford Credit establishes floorplan finance accounts with dealers in the ordinary course of its business and selected the accounts designated to the trust from its dealer floorplan portfolio. Ford Credit will make representations about the characteristics of the receivables and the related designated accounts. If a representation is later discovered to have been untrue when made and the breach has a material adverse effect on a receivable, Ford Credit must repurchase the receivable unless it corrects the breach in all material respects by the end of the cure period.

For more information about the representations and repurchase obligations, you should read "Trust Property — Representations About the Receivables" and "— Obligation to Repurchase Receivables for Breach."

Credit Risk Retention

The depositors will retain the depositor interest in the trust, which represents the interest in the trust property not allocated to any series. The depositor interest is generally made up of:

- a principal component, or the depositor amount, which represents the right to the principal collections on the portion of the receivables that have not been allocated to any series, and

- an interest component which represents the right to receive (a) interest collections on the portion of the receivables relating to the depositor amount and (b) excess spread for each series that is not needed to make payments on that series.

A portion of the depositor amount equal to the available subordinated amount for each series is subordinated to the notes of that series and provides credit enhancement for that series. The depositor interest is not hedged by the sponsor, the depositor or any of their affiliates.

For more information about the depositor interest and the credit enhancement provided by the available subordinated amount, you should read "Pool Balance, Depositor Amount and Allocations — Required Depositor Amount" And "Credit Enhancement — Available Subordinated Amount."

[To be added for offerings after December 24, 2016:] [The risk retention regulations in Regulation RR of the Securities Act require the sponsor, either directly or through its wholly-owned affiliates, to retain an economic interest in the credit risk of the receivables. The depositors are wholly-owned affiliates of the sponsor and will retain the required economic interest in the credit risk of the receivables to satisfy the sponsor's obligations under Regulation RR.

The depositors' retention of the depositor interest satisfies the requirements for a "seller's interest" under Regulation RR. The principal portion of the depositor interest is the depositor amount, which is required to be maintained in an amount at least equal to the required depositor amount. The required depositor amount is equal to the sum of (a) the sum of the available subordinated amounts for each series and (b) if any series has a required pool percentage in excess of 100%, the amount of such excess times the initial invested amount of that series. The available subordinated amount for each series issued after the effective date of Regulation RR, including Series 20__-__, is required to be maintained in an amount of at least [5]% of the initial invested amount of the notes of each such series offered and sold to parties unaffiliated with Ford Credit. The portion of the depositor amount in excess of the available subordinated amounts of each series is pari passu with each series, and fluctuates with the changes in the pool balance. The depositors are required to hold the depositor interest for the life of the securitization transaction. Ford Credit, the depositor or any of their affiliates may not hedge the depositor interest.

On the closing date, the depositor amount will be __% of the aggregate principal amount of the notes of each series issued by the trust, based on the pool balance as of _____, 20__. The actual percentage of the aggregate principal amount of the notes of each series represented by the depositor amount on the closing date will be included in the first investor report for the trust.]

Ratings of the Sponsor and Servicer

As of the date of this prospectus, Ford Credit's senior unsecured debt ratings are:

	S&P	Moody's	Fitch	DBRS
Short-term debt ratings				
Long-term debt ratings				
Outlook				

[Although the rating agencies have raised or indicated a more favorable outlook on Ford Credit's debt ratings recently, the rating agencies had previously lowered Ford Credit's debt ratings and may change the ratings or downgrade Ford Credit at any time.]

Based on its present ratings above, Ford Credit, as servicer, will be required to deposit collections on the receivables in the collection account within two business days of applying collections to the dealer's account.

For more information about the deposit of collections, you should read "Servicing the Receivables and the Securitization Transaction — Deposit of Collections."

General Securitization Experience

Ford Credit has securitized its assets since 1988.

Ford Credit's securitization programs are diversified across asset classes and markets. Ford Credit sponsors securitization programs for retail installment sale contracts, dealer floorplan receivables and operating leases and the related vehicles. Ford Credit participates in a number of international securitization markets, including the United States, Canada, Europe (primarily in the United Kingdom and Germany), Mexico and most recently China. Ford Credit also participated in the securitization markets in Japan and Australia and other European countries.

In the United States, Ford Credit sponsors a number of securitization and structured financing programs in which it sells receivables in the public markets and in private transactions. In addition to selling receivables to trusts making registered public offerings or private placements of asset-backed securities, Ford Credit regularly sells retail installment sale contracts to a large number of multi-seller asset-backed commercial paper conduits and other banks and financial institutions.

Ford Credit securitizes its assets because the market for securitization of financial assets usually provides the company with a lower cost source of funding than other alternatives, diversifies funding among different markets and investors, and provides additional liquidity. Ford Credit meets a significant portion of its funding requirements through securitizations for these reasons. Securitization is a core component of Ford Credit's funding strategy.

For more information about Ford Credit's securitization programs and its funding strategy, please read Ford Credit's Annual Report on Form 10-K which is available on Ford Credit's website at www.fordcredit.com.

U.S. Securitization Program for Dealer Floorplan Receivables

Ford Credit has had a publicly registered securitization program for dealer floorplan receivables since 1992. Ford Credit's first master trust was established that year and issued seven series of publicly registered asset-backed securities through 1997. Ford Credit's current master trust was established in 2001 and previously issued more than __ series, including publicly registered or Rule 144A asset-backed term notes and privately placed asset-backed term notes and variable funding notes. Annex A lists the

main terms of other series outstanding. The notes offered by this prospectus are part of this program. [Ford Credit has never received a demand to repurchase or replace any receivable backing the asset-backed notes offered in this program due to a breach of representations made about the receivables.] Repurchases of receivables due to Ford Credit's discovery of a breach of representations have been immaterial in this program. [None of the asset-backed securities offered in this program have experienced any losses or events of default and Ford Credit has never taken any action out of the ordinary in any transaction to prevent losses or events of default.].

Origination and Underwriting

Ford Credit is the primary source of financing for Ford-franchised dealers who sell Ford and Lincoln brand vehicles. Historically, Ford Credit financed approximately 80% of all Ford and Lincoln dealer new vehicle inventory. Ford Credit also provides financing for dealers affiliated with Ford-franchised dealers who sell vehicles from manufacturers other than Ford.

Origination of Receivables. Each receivable represents the right to receive payments from the dealer in connection with the financing of a vehicle for the dealer's inventory. A dealer's inventory may include new and used cars, light, medium and heavy trucks, and utility vehicles, such as sport utility vehicles and cross-over utility vehicles. Medium and heavy trucks are typically delivered in the form of incomplete vehicles or chassis cabs, which may be sent by the dealer to a third-party upfitter or converter for completion. A dealer's inventory may also include vehicles intended for fleet sales, generally defined as sales of ten or more vehicles to a single purchaser at one time. A small portion of a dealer's inventory may also consist of demonstrator, daily rental and service loaner vehicles. Each receivable is secured by the related vehicle and may be secured by other dealer assets as described below in "— *Security Interests in Vehicles and Other Dealer Assets.*"

Ford Credit categorizes the financed vehicles as new vehicles or used vehicles for the purposes of setting the financing terms and establishing the size of credit lines. New vehicles are currently untitled vehicles and vehicles used by the dealer for demonstration purposes or as service loaner vehicles. To encourage dealers to purchase certain vehicles, Ford Credit also finances at new vehicle rates "program vehicles," or previously titled vehicles, including vehicles previously subject to Ford Credit's retail lease programs, purchased by a dealer from Ford Credit or at an auction conducted by Ford. In recent years, new vehicle financing was approximately [91]% of Ford Credit's floorplan portfolio and used vehicle financing, including program vehicles and customer trade-ins, was approximately [9]%.

Under the agreement between the dealer and Ford, the dealer is obligated to purchase a vehicle when the vehicle is released by Ford for shipment to the dealer and must pay for the vehicle when the vehicle is delivered. During the period from the date of release from the factory or customs, as applicable, to the date of delivery to the dealer, or the "in-transit period," Ford retains an interest in the vehicle securing the dealer's obligation to pay Ford. Each of these payment obligations, together with Ford's security interest in the related vehicle and Ford's rights under its agreement with the dealer, is sold to Ford Credit under a sale and assignment agreement at a price equal to 100% of the wholesale invoice price of the vehicle. Ford also agrees to pay Ford Credit an "adjustment fee" on the wholesale invoice price based on an agreed rate (currently, the prime rate designated from time to time by selected financial institutions plus [0.30]% per annum) and the number of days in the in-transit period. A dealer's financing source may be Ford Credit or another financial institution. On delivery of the vehicle, if the dealer's financing source is not Ford Credit, the financing source will pay to Ford on behalf of the dealer an amount equal to 100% of the wholesale invoice price, and Ford will pay the amount to Ford Credit under the sale and assignment agreement. If Ford Credit is the financing source, the dealer's obligation to pay Ford for the purchased vehicle will be exchanged at the time of vehicle delivery for the related new obligation of the dealer to repay Ford Credit under the dealer's floorplan financing agreement with Ford Credit. In recent years, in-transit vehicle financing ranged from approximately [13]% to [27]% of Ford Credit's floorplan portfolio, depending on seasonality of dealer vehicle ordering practices and manufacturer production schedules.

Ford Credit generally finances 100% of the wholesale invoice price of new vehicles during the in-transit period, and if Ford Credit is the dealer's financing source, from the date the vehicle is delivered to the dealer. The wholesale invoice price includes destination charges, a dealer holdback amount, if any, and other miscellaneous amounts. The holdback amount is set by the manufacturer and is currently [3]% of the manufacturer's suggested retail price for Ford brand vehicles, but may change from time to time. The holdback amount is generally later returned to the dealer by the manufacturer. Sometimes, the wholesale invoice price for new model vehicles may change after vehicle delivery to reflect a change in the vehicle purchase program (for example, from a retail purchase program to a fleet purchase program) or other manufacturer pricing changes. In this case, the related receivable will be adjusted to reflect the final invoice price as determined by the manufacturer and the related dealer. For program vehicles, Ford Credit finances the purchase price (including buyer fees, transportation costs and/or auction fees, if any) from the date of the dealer's purchase of the vehicle. For used vehicles, Ford Credit generally finances up to 100% of the wholesale book value of the used vehicle as shown in selected trade publications such as the National Auto Dealers Association Official Used Car Guide from the date the dealer requests financing and has delivered evidence of vehicle title to Ford Credit. If a program vehicle or a used vehicle is reconditioned or certified under Ford's certified pre-owned vehicle program, the amount financed may also include a certification fee and reconditioning costs.

Credit Lines. Ford Credit extends floorplan financing under established credit lines. A dealer may have multiple credit lines for different types of vehicles, such as new, used, program vehicles, medium and heavy truck, fleet, demonstrator or service loaner vehicles. The typical dealer will have new, used and program vehicle credit lines for its car, light-truck and utility vehicle inventory. A dealer who engages in significant medium- and heavy-truck or fleet business may have a medium- and heavy-truck credit line or a fleet credit line. A dealer may also have a demonstrator credit line or a daily rental or service loaner credit line. However, a dealer without those credit lines may have medium and heavy trucks, fleet, demonstrator or service loaner vehicles on its new or used credit lines. Unless a dealer has a fleet credit line, vehicles ordered under Ford fleet programs typically are placed on a dealer's new vehicle credit line.

The size of each credit line that Ford Credit offers a dealer is primarily based on the dealer's historical sales rate. In the case of a new dealer, the credit line is based on the dealer's expected sales rate. The amount of a credit line is reviewed periodically. A new vehicle credit line is generally set at an amount sufficient to finance, on average, a 60-day supply of new vehicles, but may be set at a higher or lower level. New vehicle credit lines are guidelines, not absolute limits, and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including for seasonal variations in sales patterns. Ford Credit generally sets new vehicle credit lines at a size lower than the anticipated peak inventory levels. A used vehicle credit line is generally set at a size sufficient to finance, on average, a 30- to 45-day supply of used vehicles depending on the risk rating of the dealer, but may be set at a higher or lower level. Used vehicle credit lines are strictly monitored and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval.

Once a dealer begins to floorplan vehicles from a particular manufacturer, Ford Credit generally finances all purchases of vehicles by the dealer from the manufacturer, up to the amount of the dealer's credit line. However, credit lines do not represent commitments, and Ford Credit may limit or suspend a credit line if, in its judgment, a dealer's inventory is significantly overstocked or a dealer is experiencing financial difficulties. If Ford Credit suspends a dealer's credit line, Ford Credit may approve additional financing on a vehicle-by-vehicle basis.

Underwriting and Credit Review Process. A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing with its financial and other information. Ford Credit's dealer credit department reviews the prospective dealer's business, legal and operational structure, credit information, financial statements or tax returns, and bank references, and it evaluates the dealer's marketing capabilities, financial resources and the amount and types of financing requested. The dealer credit department prepares a detailed written credit analysis, including a recommendation approving or denying the request for financing. The written analysis and recommendation are then reviewed and approved or denied by Ford Credit at the appropriate level of credit approval authority.

Ford Credit's underwriting and credit review process is entirely judgmental, because dealers have varying degrees of complexity in their legal and operational structures and business and financing needs. However, standard credit review format guidelines are used for all dealers to ensure consistent credit decisioning.

The financing extended to a dealer depends on the financial strength of the dealer and the nature of its business and is tailored to suit the business and operational needs of the dealer, including the number of dealership locations, multiple manufacturer franchises, the types of vehicles included in the dealer's inventory and any specialty services provided for certain types of vehicles or customers, such as fleet customers. The level of credit approval authority is determined by the combination of types of financing extended to the dealer (such as floorplan credit lines, mortgage loans and working capital loans), the aggregate amount of financing extended to the dealer and other factors. The most important factors that require a higher level of credit approval authority are the aggregate dollar amount of the dealer's floorplan credit lines and other financing with Ford Credit, the size of certain types of floorplan credit lines that present more credit risk (such as used vehicle credit lines or fleet credit lines), whether other financing is extended to the dealer (such as mortgage loans or working capital loans) and a request for non-standard floorplan financing or processing terms, the approval of which, in some cases, depends on a dealer's risk rating.

Most of Ford Credit's dealer floorplan customers have been financing their vehicle inventories with Ford Credit for many years. Due to the ongoing nature of these long-standing business relationships, Ford Credit typically performs a credit review of each dealer annually using a process similar to new dealer underwriting.

Ford Credit generally applies the same underwriting and credit review standards to Ford-franchised dealers and dealers franchised by other manufacturers. All dealers must sign a floorplan financing agreement with Ford Credit stating the terms of the financing. Ford Credit's financing decisions are made independently of Ford and Ford cannot require Ford Credit to provide financing for dealers who do not meet Ford Credit's credit underwriting standards.

Dealer Risk Rating. Ford Credit uses a proprietary scoring model to evaluate new dealer account originations and to perform dealer credit reviews. This scoring model assigns each dealer a risk rating. In creating this model, Ford Credit analyzed its historical dealer performance data to identify key factors about a dealer that it considered most significant in predicting a dealer's ability to meet its financial obligations. These factors are both objective and subjective, and include capitalization and leverage, liquidity and cash flow, profitability, and credit history with Ford Credit and other creditors. A dealer's risk rating does not reflect any personal or other guarantees or the net worth of a dealer owner. Ford Credit regularly reviews its scoring model to confirm the continued business significance and statistical predictability of the factors and updates its model to incorporate new factors or other information that improves its statistical predictability.

Dealers are assigned a risk rating ranging from low risk to defaulted. For purposes of this prospectus, dealer risk ratings are categorized in the following groups:

Group I   –   Dealers with strong to superior financial metrics.

Group II   –   Dealers with fair to favorable financial metrics.

Group III   –   Dealers with marginal to weak financial metrics.

Group IV   –   Dealers with poor financial metrics, including dealers classified as uncollectible.

A dealer's risk rating may be adjusted after each credit review or at any time if circumstances warrant.

Security Interests in Vehicles and Other Dealer Assets. The floorplan financing agreements grant Ford Credit a security interest in the financed vehicles and, in many cases, other dealer assets, such as vehicle parts inventory, equipment, fixtures, service accounts and dealership real estate. In many cases, Ford Credit requires the individual owners of a dealer to guarantee the dealer's floorplan obligations and, for dealers with a holding company structure, Ford Credit may require each level of ownership in the structure to provide a guarantee. In its other lending activities, Ford Credit may make capital loans, mortgage loans or other advances to a dealer or its parent holding company or other affiliates that may also be secured by a security interest in the financed vehicles and in other dealer assets.

The security interest in a financed vehicle generally terminates at the time the vehicle is sold by the dealer, although the security interest continues in the identifiable proceeds of that sale. If a dealer sells a vehicle and fails to pay the related receivable, Ford Credit will not have recourse to the vehicle and must seek payment from the dealer from the proceeds of the sale of the financed vehicle and from other dealer assets securing the receivable. In addition, if a dealer delivers a financed vehicle to a third party, such as a chassis upfitter or converter that is also a vehicle dealer or a seller of similar vehicles, the vehicle could potentially be sold by the third party or become subject to a competing security interest of the finance source for the third party. If this were to happen, Ford Credit may not have recourse to the vehicle and would have to seek payment from the dealer.

Insurance Coverage. Under Ford Credit's floorplan financing agreements, comprehensive insurance coverage for the financed vehicles is mandatory and generally is purchased through Ford Credit and included with the financing. Ford Credit obtains this insurance from The American Road Insurance Company, an affiliated insurance company. The American Road Insurance Company is currently rated "A" by A.M. Best. The insurance coverage is subject to deductibles per vehicle and per occurrence established by Ford Credit. Collision coverage for the financed vehicles is not included with the financing. Over half of the dealers purchase collision coverage through Ford Credit from The American Road Insurance Company and the remainder purchase it from other insurance companies.

Ford Credit's Dealer Floorplan Portfolio

	___ months ended _____,		Year ended December 31,				
	20__	20__	20__	20__	20__	20__	20__
	(Dollars in Millions)						
Average principal balance [1]	$_____	$_____	$_____	$_____	$_____	$_____	$_____

---

[1]   [For periods ending on or after _____, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. For periods ending before _____, average principal balance for each period indicated is the average of the average principal balances for each month in that period based on the average of the daily principal balances for that month.]

Material Changes to Origination and Underwriting Policies and Procedures

[Dealer floorplan volumes are affected by market conditions and competitive pressures. Ford sold its Volvo Car Corporation subsidiary in August 2010 in response to market conditions in the auto industry. Following this sale, Ford Credit transitioned the financing for a small number of non-Ford affiliated Volvo dealers to other finance sources. Production of Mercury vehicles ended in the fourth quarter 2010 and no new Mercury vehicle receivables remain in the trust portfolio.

In the third quarter of 2011, Ford Credit integrated its floorplan administration and dealer credit operations in its business centers to streamline processes and achieve efficiencies.

On October 1, 2012, Ford Credit lowered the prime rate floor for floorplan financing by 0.25%.]

For more information about Ford Credit's origination and credit underwriting policies and procedures, you should read "— Origination and Underwriting" above.

U.S. Servicing Experience

Ford Credit services the receivables and the securitization transactions. Ford Credit is responsible for all servicing functions, except that the indenture trustee will be responsible for making payments to the noteholders based on information and calculations provided by the servicer. Ford Credit has been the servicer for its dealer floorplan securitization program since its inception. [None of the asset-backed securities in this program have experienced any losses or events of default.] [Ford Credit has not had any material instances of noncompliance with the servicing criteria in its public floorplan securitization program.] *[If applicable, describe any material instances of noncompliance as required by Item 1108(b)(2) of Reg AB.]*

As servicer of the receivables, Ford Credit will collect and apply payments, make any required adjustments to the receivables, monitor dealer payments and dealer inventories and maintain books and records relating to the accounts and receivables. Ford Credit will service the receivables according to the policies and procedures that it uses in servicing dealer floorplan receivables for its own account. Ford Credit has comprehensive web-based servicing policies and procedures that ensure common servicing practices are used for all receivables. These policies and procedures are described in "*Sponsor and Servicer — Servicing and Dealer Relations.*" Ford Credit's servicing and collections systems maintain records for all accounts and receivables, track application of payments and maintain relevant information on the dealers and account status.

As is customary in the servicing industry, Ford Credit engages vendors, which may be affiliates, to perform certain servicing processes. These processes include imaging documents, performing data entry and other administrative functions, verifying contract and financial information, generating form documents and reports, and performing on-site vehicle inventory audits. Ford Credit requires all vendors to follow processes set by Ford Credit or agreed to between Ford Credit and the vendor and regularly monitors them for compliance. Vendors do not have the discretion to make decisions that would materially affect agreed on processes, collections or the timing for amounts applied to the accounts and receivables. Ford Credit believes these vendors could be easily replaced, if necessary. Some vendors perform their services from locations outside of the U.S.

As servicer of the securitization transactions, Ford Credit will prepare monthly investor reports, provide payment instructions to the indenture trustee and prepare annual compliance reports.

Servicing and Dealer Relations

Ford Credit services the dealer floorplan accounts according to its policies and procedures. Ford Credit may change these policies and procedures from time to time.

Payment Terms. Under Ford Credit's floorplan financing agreements, dealers are charged interest on each credit line at a floating rate that can change as often as daily. The floating rate is based on a reference interest rate selected by Ford Credit, which is currently the prime rate designated from time to time by selected financial institutions, although a different reference rate may be used and the reference rate may be different for some dealers. The reference rate may be subject to a floor determined by Ford Credit from time to time. The reference rate for each credit line is generally increased by a spread based on a variety of factors, including the dealer's vehicle brand and whether the credit line is for new or used vehicles. Current spreads generally range from [1]% to [2]%. These spreads may be changed from time to time. Dealers also pay a fixed amount per vehicle, or "flat charges," established by Ford Credit from time to time to cover miscellaneous costs. The interest rate for dealers is not reduced by rebates that may be earned by dealers under Ford Credit's incentive programs. These rebates are the obligation of Ford Credit and are paid to dealers separately from the interest charges paid by dealers.

Ford Credit may demand payment of interest and principal on a receivable at any time. Ford Credit generally bills dealers for interest and other charges monthly in arrears. A statement of billing and related account information for the prior month is prepared and generally made available to the dealers on the first day of each month. Interest and other charges are generally due on the first day of each month, although Ford Credit typically allows up to 15 business days for processing. Adjustment fees are paid by Ford monthly in arrears for the number of days in the month that the related vehicles were in-transit to the dealers.

Dealers are required to pay principal in full promptly on the sale of a financed vehicle to a customer, without reduction for the amount of any holdback or incentive payments that may be owing to the dealer by the manufacturer of the vehicle. Ford Credit typically allows up to five business days for processing. In limited circumstances, Ford Credit may agree with a dealer to delay the payment of principal for a stated period following the sale of the financed vehicle. Ford Credit may also allow payment of principal to be delayed up to 45 days (which may be extended for additional 15-day periods with credit approval) if the dealer sells vehicles to fleet buyers or government agencies whose payable systems may delay payment to the dealer. Also, in limited circumstances and with approval from higher credit approval authority, Ford Credit may allow payment of principal to be delayed up to 15 days if competitive practices, such as spot-delivery promotions in which the dealer permits the customer to take delivery of the vehicle before a finance source is in place, make it necessary for the dealer to accept delayed payment. In each case, the dealer remains obligated to pay Ford Credit the full principal amount, even if the buyer fails to pay, and Ford Credit receives security from the dealer in the form of an assignment of proceeds of the sale of the vehicle or a security interest in all of the dealer's assets. These arrangements are subject to credit limits and increased monitoring. A dealer may prepay a floorplan line or receivable at any time, generally without a prepayment fee or penalty.

In addition, Ford Credit may require a dealer to make periodic principal payments, or "curtailments," before the sale of a financed vehicle. Ford Credit typically does not require lower risk dealers to make curtailment payments, but does require higher risk dealers to make monthly curtailment payments. The amount of monthly curtailment payments typically is 10% of the amount financed on a vehicle, starting a stated period of time after the vehicle is financed, which is generally over a year for new vehicles and less than a year for program vehicles and used vehicles. From time to time, a dealer's floorplan account may have an outstanding balance of zero. This may occur if the dealer is newly established with Ford Credit for financing or if the financing for the dealer is in the process of being terminated.

A dealer may enter into a cash management agreement with Ford Credit under which the dealer may make payments that effectively prepay its floorplan financing obligations and reduce its interest charges. A dealer also may request a new advance of amounts previously prepaid under the cash management agreement. If a new advance is made, the amount payable by the dealer relating to its receivables will increase by the amount of the new advance.

Dealer Monitoring. Ford Credit regularly monitors the amount outstanding on each floorplan credit line. A dealer generally is permitted to exceed new vehicle credit lines during peak selling seasons. If a dealer has slow inventory turnover, Ford Credit may reduce the dealer's credit line to align with a vehicle inventory level better matched to the dealer's sales volume. Ford Credit typically increases its dealer monitoring whenever a dealer exceeds a credit line. Monitoring procedures are determined based on the risk rating of a dealer, with higher levels of monitoring for higher risk dealers. Ford Credit may also use systematic procedures so that approval is required before any financing is extended to the dealer. Ford Credit may evaluate a dealer's financial position and may suspend one or more of a dealer's credit lines as described above in "— *Origination and Underwriting — Underwriting and Credit Review Process*."

Ford Credit electronically monitors dealer performance. This monitoring includes daily payment verifications and monthly analysis of payoffs, aged inventory, over credit line and delinquency reports. In addition, Ford Credit uses a proprietary dealer behavioral scoring model to perform a monthly statistical analysis of each dealer's financial and floorplan payment and performance trends and credit line utilization. For most dealers no further monitoring is required. If a dealer exhibits adverse payment patterns or trends, Ford Credit will take actions such as contacting the dealer, placing the dealer on

higher levels of monitoring and review, conducting an on-site vehicle inventory audit, performing a credit review, suspending the dealer's credit line or classifying the dealer as status. Ford Credit's behavioral scoring model was developed analyzing historical dealer performance to identify key factors that predict a dealer's ability to meet near-term financial obligations. Ford Credit regularly reviews its behavioral scoring model and may make adjustments to improve its performance.

Ford Credit regularly reviews dealer financial statements to evaluate the dealer's financial position. Dealers typically submit financial statements monthly. Ford Credit typically performs a credit review for each dealer annually and more frequently reviews certain dealers based on the dealer's risk rating and total exposure.

Ford Credit regularly audits dealer inventory and dealer sales records to verify that the dealer is in possession of the financed vehicles and is promptly paying each receivable following the sale of the financed vehicle. The frequency of on-site vehicle inventory audits depends on the dealer's risk rating. Under Ford Credit's policies, on-site vehicle inventory audits of lower risk dealers are conducted only as circumstances warrant, and audits of higher risk dealers are conducted at least once a year, and as often as once every four weeks, and additional audits may be conducted at any time as circumstances warrant. Overall, a greater number of on-site audits are performed on the higher risk dealers than the minimum number of audits required by Ford Credit's policies. The dealer generally receives no advance notice of an audit and there are limits on the number of consecutive audits that may be performed by the same lead auditor for a particular dealer. In every on-site audit, Ford Credit reviews the dealer's sales records and conducts an inventory of the financed vehicles and reconciles vehicle inventories with Ford Credit's records of financed vehicles. An on-site audit cannot be completed or closed, and the auditors generally cannot leave the dealership, until all financed vehicles are accounted for or payment is received for the related receivables. Ford Credit uses a third-party vendor to perform on-site vehicle inventory audits. The vendor performs the audits according to Ford Credit's policies and procedures and provides the results of the audits to Ford Credit. Ford Credit reconciles each audit to its records and periodically monitors the vendor for compliance with its policies and procedures.

Dealer Status. Ford Credit will classify a dealer as "status" if the dealer fails to make principal or interest payments when due under the floorplan financing agreement, the dealer is subject to a bankruptcy proceeding, or other circumstances require immediate action. Ford Credit works with dealers to resolve the circumstances that led to the status classification.

When a dealer account is classified as status, Ford Credit may take one or more of the following actions based on the particular circumstances of the classification:

- demand payment of all or a portion of the related receivables,

- suspend the dealer's credit lines,

- place Ford Credit employees or security personnel at the dealership,

- secure the dealer inventory by holding vehicle keys and documents evidencing ownership,

- require certified funds for all sold vehicles,

- initiate legal actions to exercise rights under the floorplan financing agreement, or

- increase the dealer's floorplan interest rate.

If a loss appears imminent, Ford Credit performs an analysis of its security, attempts to liquidate all remaining collateral, enforces any third-party guarantees and charges off any remaining amounts as uncollectible. Liquidation of the dealer's inventory may be accomplished by:

- voluntary liquidation in which the dealer reduces its inventory through ordinary course sales to retail customers,

- forced liquidation in which the dealer's inventory is transferred to another dealer, repurchased by the manufacturer and redistributed or auctioned, or

- voluntary surrender of the dealer's inventory in which the dealer's inventory is transferred to another dealer or auctioned.

Benefits of Relationship with Ford. Ford Credit realizes a number of benefits from its relationship with Ford. Integrated systems used by Ford, Ford Credit and the dealers provide additional controls for Ford Credit's dealer floorplan financing business. Ford-franchised dealers are required to report the sale of each financed vehicle to Ford promptly to register the vehicle warranty and obtain manufacturer sales incentives. Ford reports vehicle sales information to Ford Credit each day, which allows Ford Credit to track payments of the related receivable immediately following the sale of the financed vehicle.   Ford Credit also has access to a dealer's monthly financial statements required to be filed with Ford and key performance measures tracked by Ford. Ford Credit uses this information in its dealer monitoring which allows Ford Credit to track a dealer's financial status in a timely manner.

Manufacturer Financial Assistance Programs for Dealers. Ford has historically provided financial assistance programs for Ford-franchised dealers from time to time in the form of guarantees or capital loans, marketing support and financial and sales incentives. Ford may also provide incentives or other support to encourage dealers to set aside a portion of their inventory for use as service loaners for customers whose vehicles are in for service or repairs. This assistance is provided at the option of Ford, and Ford may terminate these programs at any time. These types of assistance are provided by Ford for the benefit of its dealers, but they do not relieve the dealers of their obligations to Ford Credit.

In addition, Ford provides a limited commitment to repurchase inventory for termination of the sales and service agreement between Ford and each Ford-franchised dealer. The sales and service agreement may be terminated by the dealer at any time and by Ford for default by the dealer or the occurrence of certain events, such as a material misrepresentation, bankruptcy or failure to comply with laws. If terminated by the dealer, the dealer may require or, if terminated by Ford, the dealer may request, Ford to repurchase new vehicles and vehicle parts inventory. Ford generally will repurchase new, current model year vehicles at the wholesale invoice price, less the dealer holdback amount and applicable taxes and vehicle parts inventory at stated percentages of the invoice price.

Dealer Floorplan Portfolio Performance

The following tables show the loss experience, payment rates, age distribution and dealer risk rating group distribution for Ford Credit's dealer floorplan portfolio, which may be influenced by a variety of economic, market, social, geographic and other factors beyond the control of Ford Credit. The accounts designated to the trust represent most but not all of Ford Credit's dealer floorplan portfolio. It is not certain whether the loss experience, age distribution, payment rate and dealer risk rating group distribution for the receivables in the trust will be similar to the historical experience shown below for Ford Credit's dealer floorplan portfolio. The percentages in the following tables may not sum to 100% due to rounding.

Loss Experience of Ford Credit's Dealer Floorplan Portfolio

	___ months ended _____,		Year ended December 31,				
	20__	20__	20__	20__	20__	20__	20__
			(Dollars in Millions)				
Average principal balance [1]	$_____	$_____	$_____	$_____	$_____	$_____	$_____
Net losses (recoveries)[2]	$ ___	$ ___	$ ___	$ ___	$ ___	$ ___	$ ___
Net losses/average principal balance[3]	___%	___%	___%	___%	___%	___%	___%
Liquidations[4]	$____	$____	$____	$____	$____	$____	$____
Net losses/liquidations	___%	___%	___%	___%	___%	___%	___%

[1] For periods ending on or after _____, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. For periods ending before _____, average principal balance for each period indicated is the average of the average principal balances for each month in that period based on the average of the daily principal balances for that month.

[2] Net losses in a period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for that period. This loss experience takes into account financial assistance provided by Ford to dealers in limited instances. If Ford does not provide this assistance in the future, the loss experience of Ford Credit's dealer floorplan portfolio may be adversely affected. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in other dealer assets will be subordinated to Ford Credit's interest in those assets, the net losses experienced by the trust may be higher.

[3] For non-annual periods, the percentages are annualized.

[4] Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.

Payment Rates[1] of Ford Credit's Dealer Floorplan Portfolio

	___ months ended _____,		Year ended December 31,				
	20__	20__	20__	20__	20__	20__	20__
Highest month	___%	___%	___%	___%	___%	___%	___%
Lowest month	___%	___%	___%	___%	___%	___%	___%
Average of the months in the period	___%	___%	___%	___%	___%	___%	___%

[1] For periods ending on or after _____, the payment rate for a month equals principal collections for the month divided by the principal balance of the receivables at the beginning of that month. For periods ending before _____, the payment rate for each month equals liquidations divided by average principal balance for that month (each calculated as described in the prior table).

Age Distribution of Ford Credit's Dealer Floorplan Portfolio

	As of _____, [1]		Year ended December 31, [1][2]				
Days Outstanding	20__	20__	20__	20__	20__	20__	20__
1 - 120	___%	___%	___%	___%	___%	___%	___%
121 - 180	___%	___%	___%	___%	___%	___%	___%
181 - 270	___%	___%	___%	___%	___%	___%	___%
Over 270	___%	___%	___%	___%	___%	___%	___%

[1] For dates on and after _____, age distribution is the number of days that each receivable (including in-transit receivables) was financed by Ford Credit, expressed as a percentage of the total principal balance of the receivables as of that date separating the in-transit finance period from the post-delivery finance period. For dates before _____, the age distribution as of the indicated dates is the number of days that each receivable was financed by Ford Credit (excluding in-transit receivables) expressed as a percentage of the total principal balance of the receivables as of that date.

[2] The age distribution for each year ending December 31 is the average of the age distributions as of the end of each quarter in that year.

Dealer Risk Rating Group Distribution of Ford Credit's Dealer Floorplan Portfolio

Dealer Risk Rating Group	As of _____,(1)			
	20__		20__	
	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Group I	___%	___%	___%	___%
Group II	___%	___%	___%	___%
Group III	___%	___%	___%	___%
Group IV	___%	___%	___%	___%
Other(2)	___%	___%	___%	___%

Dealer Risk Rating Group	As of December 31,(1)									
	20__		20__		20__		20__		20__	
	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Group I	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Group II	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Group III	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Group IV	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Other(2)	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%

(1) Includes accounts designated to the trust that have a zero balance, but excludes accounts not designated to the trust that have a zero balance.

(2) Includes dealers that have no dealer risk rating, generally because Ford Credit only provides in-transit financing for the dealer or because Ford Credit is in the process of terminating the financing for the dealer.

For more information about Ford Credit's Dealer Floorplan Portfolio, the trust's security interest in other dealer assets and dealer risk ratings, you should read "Sponsor and Servicer — Origination and Underwriting — Security Interests in Vehicles and Other Dealer Assets" and "— Origination and Underwriting — Dealer Risk Rating."

Material Changes to Servicing Policies and Procedures

[In January 2010, Ford Credit launched a new proprietary behavior scoring model, which uses a number of key performance metrics to statistically analyze a dealer's financial and floorplan trends each month and provide strategies for monitoring each dealer, if needed. An updated version of this model was introduced in March 2011.]

For more information about Ford Credit's servicing policies and procedures, you should read "Sponsor and Servicer — Servicing and Dealer Relations."

Repurchases of Receivables from Trust Portfolio

Ford Credit has securitized its dealer floorplan receivables solely through the trust since 2001. The transaction documents for the trust contain covenants requiring Ford Credit and the depositors to repurchase a receivable for breach of the representations made about the receivable that has a material adverse effect on the receivable and is not corrected within the cure period. During the three-year period ended _____, 20__, [neither Ford Credit nor any of the depositors, the indenture trustee or the owner trustee received a demand to repurchase any receivable in any series sponsored by Ford Credit, and there was no activity for any demand made before that period.] [*If applicable, Rule 15Ga-1 information to be provided.*] Ford Credit, as securitizer, discloses all repurchase demands and related activity on SEC

Form ABS-15G. Ford Credit filed its most recent Form ABS-15G with the SEC on February __, 20__.
Ford Credit's CIK number is 0000038009.

Static Pool Information About the Trust Portfolio

The following tables show the loss experience, age distribution, monthly payment rates and dealer risk rating group distribution for the trust portfolio, which may be influenced by a variety of economic, market, social and geographic conditions and other factors beyond the control of Ford Credit. Because the designated accounts and the receivables will change over time, the actual experience of the trust portfolio may differ from that shown below. It is not certain whether the experience for the trust portfolio in the future will be similar to the historical experience shown below. The percentages may not sum to 100.0% due to rounding.

Loss Experience[1] of the Trust Portfolio

	___ months ended _____,		Year ended December 31,				
	20__	20__	20__	20__	20__	20__	20__
			(Dollars in Millions)				
Average principal balance [2]	$_____	$_____	$_____	$_____	$_____	$_____	$_____
Net losses (recoveries)[3]	$_____	$_____	$_____	$_____	$_____	$_____	$_____
Net losses/average principal balance[4]	_____%	_____%	_____%	_____%	_____%	_____%	_____%

---

[1] [The trust has not experienced a loss on the trust portfolio during the periods above because the depositors removed the receivables in the accounts redesignated from the trust because the dealer was classified as status. However, the depositors are not required to do so, and they may not continue to do so in the future.]

[2] Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.

[3] Net losses in a period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for that period. Recoveries include amounts received from other dealer assets securing the receivables in addition to the financed vehicles.

[34] For non-annual periods, the percentages are annualized.

Monthly Payment Rates[1] of the Trust Portfolio

	___ months ended _____,		Year ended December 31,				
	20__	20__	20__	20__	20__	20__	20__
Highest month	___%	___%	___%	___%	___%	___%	___%
Lowest month	___%	___%	___%	___%	___%	___%	___%
Average of the months in the period	___%	___%	___%	___%	___%	___%	___%

---

[1] The "monthly payment rate" for a month equals the principal collections for the month divided by the principal balance of the receivables at the beginning of the month.

Age Distribution[1] of the Trust Portfolio

	As of _____,		As of December 31,				
Days Outstanding	20__	20__	20__	20__	20__	20__	20__
1 - 120	___%	___%	___%	___%	___%	___%	___%
121 - 180	___%	___%	___%	___%	___%	___%	___%
181 - 270	___%	___%	___%	___%	___%	___%	___%
Over 270	___%	___%	___%	___%	___%	___%	___%

[1] Age distribution is the number of days that each receivable was financed by Ford Credit, expressed as a percentage of the total principal balance of the receivables. For receivables relating to Ford-manufactured or Ford-distributed new vehicles, the age distribution separately takes into account the in-transit period. The age distribution measures, in the case of those receivables relating to Ford-manufactured or Ford-distributed new vehicles that are in-transit, the age of those receivables from the date the related vehicles were released from the factory or customs and, in the case of those receivables relating to Ford-manufactured or Ford-distributed new vehicles that have been delivered to the dealer, the age of those receivables from the date the related vehicles were actually delivered to the dealer.

Dealer Risk Rating Group Distribution of the Trust Portfolio

Dealer Risk Rating Group	As of _____,[1]			
	20__		20__	
	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Group I	___%	___%	___%	___%
Group II	___%	___%	___%	___%
Group III	___%	___%	___%	___%
Group IV	___%	___%	___%	___%
Other[2]	___%	___%	___%	___%

Dealer Risk Rating Group	As of December 31,[1]									
	20__		20__		20__		20__		20__	
	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Group I	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Group II	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Group III	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Group IV	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Other[2]	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%

[1] Includes accounts designated to the trust that had a zero balance.
[2] Includes dealers that have no dealer risk rating, generally because Ford Credit only provides in-transit financing for the dealers or because Ford Credit is in the process of terminating the financing for the dealer.

For more information about dealer risk ratings, you should read "Sponsor and Servicer — Origination and Underwriting — Dealer Risk Rating."

TRUST PROPERTY

The following description of the trust property summarizes certain parts of the transaction documents, including the receivables purchase agreements, the sale and servicing agreements, the indenture and the asset representations review agreement, but is not a complete description of these agreements. For more details about the transaction documents, you should read the forms of the transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

Receivables in Designated Accounts

The primary asset of the trust is a revolving pool of receivables originated in accounts established by Ford Credit with motor vehicle dealers to finance their new and used car, truck and utility vehicle inventory under floorplan financing agreements and sales and service agreements. In order for the receivables in an account to be sold by Ford Credit to a depositor, and then sold by that depositor to the trust, the account must be designated to the trust. At the time an account is designated to the trust, all receivables then existing in that account will be sold to the trust. Afterwards, all new receivables originated in that account will be sold automatically to the trust, unless the account later becomes an ineligible account or is redesignated. The accounts that have been designated to the trust represent most of Ford Credit's U.S. portfolio of dealer floorplan accounts.

The receivables represent Ford Credit's rights to (a) dealer payments for the in-transit period for Ford-manufactured vehicles and (b) dealer payments for the financing of its new and used car, truck and utility vehicle inventory.

Under a sale and assignment agreement, Ford will sell each in-transit receivable to Ford Credit following shipment of the related vehicle to the dealer. If Ford Credit is the dealer's finance source for new vehicle inventory, on delivery of the vehicle to the dealer, the in-transit receivable will be assigned by the trust to the depositor in exchange for the related new obligation of the dealer to repay Ford Credit under the dealer's floorplan financing agreement with Ford Credit. If a third party is the dealer's finance source for new vehicle inventory, on delivery of the vehicle to the dealer, Ford will collect payment on the third-party financed in-transit receivable from the finance source, on behalf of the dealer, and will forward the payment to Ford Credit on the following business day. On occasion, after an in-transit receivable is sold to the trust, Ford may suspend delivery of the related vehicle to inspect the vehicle for and address, if necessary, a quality or safety issue that may have occurred during the manufacturing process but that was not identified before the vehicle was released from the factory or customs. The affected in-transit receivable is removed from the pool balance until delivery of the vehicle resumes.

Eligible Accounts

At the time an account is designated to the trust it must be an eligible account, and the depositors are required to redesignate an account that is no longer an eligible account. An "eligible account" is an account that:

- was established by Ford or Ford Credit with a motor vehicle dealer under a sales and service agreement or a floorplan financing agreement for the dealer's car, truck and utility vehicle inventory,

- is in existence and maintained and serviced by Ford Credit,

- relates to a dealer showroom located in the United States,

- is in favor of a dealer not classified by the servicer as status, and

- is an account as to which no material amounts have been charged off as uncollectible at any time within the previous 24 months.

The definition of eligible account may be changed without the consent of the noteholders of any series if:

- the depositors certify that the change will not cause an amortization event or an event of default to occur for any series, or materially and adversely affect the amount or timing of payments to be made to the noteholders of any series, and

- the rating agency condition is satisfied for the rating agencies for each series.

Additional Designated Accounts

Each depositor may designate additional eligible accounts from Ford Credit's portfolio of dealer floorplan accounts to the trust at any time. The depositors may be required to designate additional eligible accounts to the trust to maintain the pool balance of the trust at required levels.

On the designation of an additional account, Ford Credit will sell to the related depositor and that depositor will sell to the trust the receivables then existing in the additional account and any receivables originated in the future in that account.

Additional accounts may be designated to the trust subject to the satisfaction of certain conditions, including:

- each depositor has represented that:

  — each additional account is an eligible account,

  — the additional accounts were not chosen through a selection process that was reasonably believed to be adverse to the interests of the noteholders,

  — it is not insolvent and the sale of the receivables originated in those additional accounts will not result in its insolvency, and

  — the addition of the receivables originated in those additional accounts will not cause an amortization event to occur,

- for designations of additional accounts exceeding certain quarterly or annual limits, the rating agency condition has been satisfied for the rating agencies for each series,

- delivery of an opinion of counsel on the validity and enforceability of the assignment of the receivables under the additional accounts, and

- each depositor has certified that each of these conditions has been satisfied.

Redesignation of Accounts

In addition to redesignations for breaches of representations made in connection with a series issuance, accounts may also be redesignated from the trust as described below. Beginning on the redesignation date, the receivables in a redesignated account, including all collections on those receivables, generally will be reassigned by the trust to the related depositor. On reassignment, the principal balance of the reassigned receivables will be deducted from the pool balance and the depositor interest will be reduced by the same amount. After the redesignation date, the trust will have no further right to or interest in any receivables originated in a redesignated account.

Eligible Accounts. The depositors may redesignate eligible accounts and remove from the trust all the receivables originated in those accounts. The depositors' rights to redesignate eligible accounts and to remove all the related receivables from the trust will be subject to the satisfaction of certain conditions, including:

- the related depositor has represented that:

  — the redesignation will not cause an amortization event to occur or cause the net adjusted pool balance to be less than the required pool balance, and

—   the accounts were not chosen through a selection process that was materially adverse to the interests of the noteholders or the depositors,

- the rating agency condition has been satisfied for the rating agencies for each series, and

- the related depositor has certified that each of these conditions has been satisfied.

Ineligible Accounts. On the first day of the month following the month in which an account becomes an ineligible account, the related depositor must redesignate that account from the trust. However, in the case of an ineligible account that has been classified as status by the servicer, the existing receivables in the account may remain in the trust notwithstanding the redesignation of the account, or be reassigned to the related depositor to the extent that the receivables do not exceed [3.0]% of the pool balance on a rolling 12-month basis.

The principal amount of reassigned receivables from a redesignated ineligible account will be deducted from the pool balance. If the deduction would cause the depositor amount to fall below the required depositor amount for any series, the related depositor must deposit the shortfall in the excess funding account.

In addition, for administrative convenience, if the financing for a dealer has been terminated and the account has an outstanding balance of zero, the account may be removed from the trust without notifying the trust.

Sale of Receivables and Related Security

Under each receivables purchase agreement, Ford Credit will sell to the related depositor on a daily basis all receivables that are originated in dealer floorplan accounts that are designated to the trust. Under each sale and servicing agreement, the related depositor will sell to the trust on a daily basis these receivables.

Only the receivables originated in the designated accounts will be sold by Ford Credit to the related depositor and sold by that depositor to the trust. The designated accounts themselves are not sold to the depositors and sold to the trust. Ford Credit will continue to own the designated accounts and will remain obligated under the terms of the floorplan financing agreements to make all related advances on behalf of the dealers.

A dealer may have multiple dealer floorplan accounts depending on the number of its dealership locations or credit lines. At the time a dealer account is first designated to the trust, Ford Credit may choose to designate all or only some of the accounts to the trust.

Under each receivables purchase agreement, Ford Credit will sell to the related depositor on a daily basis its rights in:

- receivables in the accounts at the time the accounts were designated to the trust,

- receivables originated in the designated accounts after they were designated to the trust,

- all related security consisting of:

   —   the security interests granted by the dealers in the financed vehicles,

   —   security interests granted by a dealer in other dealer assets, such as vehicle parts inventory, equipment, fixtures, accounts and real property, and any guarantees from a dealer or its principals, all of which may be subordinated to the rights of Ford Credit, and

—   all related rights under the sale and assignment agreement between Ford and Ford Credit, and

- the proceeds of all of the above.

Under each sale and servicing agreement, each depositor will sell to the trust on a daily basis all of its rights in the assets purchased from Ford Credit under the related receivables purchase agreement, together with all of that depositor's rights relating to the receivables under the related receivables purchase agreement.

Security Interest of the Trust. Ford Credit and the depositors will file financing statements to perfect the trust's interest in the receivables and the related security. Ford Credit, as servicer, will mark its computer records to indicate that the receivables have been sold to the related depositor, have been sold by that depositor to the trust, and have been pledged by the trust to the indenture trustee under the indenture. Ford Credit will provide the depositors and the owner trustee with account schedules showing each designated account and will provide updated schedules if additional accounts are designated or, if requested, if any accounts are redesignated.

Ford Credit, as servicer, will retain records and agreements relating to the receivables sold to the trust. The physical records and agreements will not be separated from other Ford Credit records and agreements relating to other accounts and receivables and will not be stamped or marked to reflect the sale of the receivables to the depositors and the sale of the receivables to the trust.

Ford Credit, as servicer, will deliver to the indenture trustee once each year an officer's certificate affirming that no further action is necessary to maintain the trust's perfected security interest in the receivables and the related security.

Subordination of Security in Other Dealer Assets. Ford Credit may make capital loans, mortgage loans or other advances to a dealer or its affiliates that may also be secured by the financed vehicles and other dealer assets. A default under one of those loans may result in a default under the dealer's floorplan financing agreement with Ford Credit. In Ford Credit's discretion, the security interests transferred to the trust in other dealer assets may be subordinated to Ford Credit's senior security interest in those assets. In each receivables purchase agreement, Ford Credit will agree not to assert its security interest in any financed vehicle until the trust is paid in full on the receivable secured by the financed vehicle. However, Ford Credit, in its discretion, may enforce its security interest on other dealer assets for its own benefit before the trust is permitted to do so. Because the trust will have a subordinate position in other dealer assets, it may not realize any proceeds from these assets.

For more information about the security interests in the trust property, you should read "Sponsor and Servicer — Origination and Underwriting — Security Interests in Vehicles and Other Dealer Assets," "Risk Factors — Bankruptcy of Ford Credit could result in accelerated, reduced or delayed payments on your notes" and "Some Important Legal Considerations."

Trust Portfolio

The following information relates to the trust's portfolio of dealer floorplan receivables originated in accounts designated to the trust. Because the designated accounts and the receivables will change over time, the following information is not necessarily indicative of the composition of the trust portfolio on another date.

Key Information for the Trust Portfolio. On _____, 20__, the accounts designated to the trust and the receivables in the trust had the following characteristics:

- There were ____ designated accounts and the total principal balance of receivables originated in these accounts was $_____. _____ designated accounts had a zero balance.

- The average principal balance of receivables per designated account was $_____.
  Excluding designated accounts with a zero balance, the average principal balance of receivables per designated account was $_____.

- The weighted average spread over the prime rate charged on the receivables was [__]% per annum.

- The manufacturer overconcentration, the dealer overconcentration, the development dealer overconcentration, the fleet vehicle overconcentration, the medium and heavy truck overconcentration and the used vehicle (including program vehicles) overconcentration were each [zero].

- The total principal balance of ineligible receivables was $_____.

For more information about overconcentrations and ineligible receivables, you should read "Description of the Notes — Ineligible Receivables and Overconcentration Amounts."

Ford Credit does not consider any of the receivables in the trust on ____, 20__, to be exceptions to its underwriting standards described in *"Sponsor and Servicer — Originating and Underwriting."*

The following tables show the geographic distribution, account balance distribution and status distribution of the trust portfolio on _____, 20__. The percentages in the following tables may not sum to 100.0% due to rounding.

Geographic Distribution of the Trust Portfolio

State[1]	Principal Balance	Percentage of Total Principal Balance	Number of Designated Accounts	Percentage of Total Number of Designated Accounts
[State]	$	___%		___%
[State]		___		___
[State]		___		___
[State]		___		___
Other[2]		___		___
Total...........................	$	___%		___%

_____

[1] Based on the location of the related dealer showroom.
[2] No other state represents more than 5.0% of the principal balance of receivables owned by the trust.

Account Balance Distribution of the Trust Portfolio

Range of Account Balances	Principal Balance	Percentage of Total Principal Balance	Number of Designated Accounts	Percentage of Total Number of Designated Accounts
$999,999.99 or lower	$	___%		___%
$1,000,000.00 to $2,499,999.99		___		___
$2,500,000.00 to $4,999,999.99		___		___
$5,000,000.00 to $7,499,999.99		___		___
$7,500,000.00 to $9,999,999.99		___		___
$10,000,000.00 or higher		___		___
Total............................	$	___%		___%

Status Distribution of the Trust Portfolio

Number of Days[1] Since Redesignation of Status Account	Principal Balance in Redesignated Status Accounts	Percentage of Total Principal Balance	Number of Redesignated Status Accounts[2]	Percentage of Total Number of Designated Accounts
1 – 30............................	$	___%		___%
31 – 60............................		___%		___%
61 – 90............................		___%		___%
91 – 120...........................		___%		___%
121 – 150..........................		___%		___%
151 – 180...........................		___%		___%
Total	$	___%		___%

---

[1]   For purposes of this table each month is assumed to have 30 days.
[2]   Represents status dealers that have a balance at the end of the calendar quarter.

Depositors' Review of Trust Portfolio

The depositors performed a review of the trust's portfolio of dealer floorplan receivables and the accounts designated to the trust designed and effected to provide reasonable assurance that the disclosure about the trust portfolio in this prospectus is accurate in all material respects. This review covered the entire portfolio of dealer floorplan receivables in the trust, not just a sample, and consisted of a statistical data review, daily system account and receivable eligibility validation, daily system receivables balance and payment validation, reviews of data and information by securitization funding personnel and reviews of factual information by senior management and legal office personnel of Ford Credit, and is supported by Ford Credit's business and systems control processes. The depositors consulted with, and were assisted by, responsible personnel of Ford Credit in performing the review. The depositors also engaged a third party to assist it in its statistical data review using procedures designed and established by the depositors and determined by the depositors to be sufficient for purposes of their review of the trust portfolio. The depositors take full responsibility for the review of the trust portfolio, the work performed by Ford Credit and third parties and the findings and conclusions of that review.

A daily automated quality assurance review and validation of the accounts designated to the trust and the trust's portfolio of receivables is performed in which systemic filters are used to confirm that the designated accounts and the receivables meet the eligibility criteria described in "*Trust Property — Eligible Accounts*" and "*— Eligible Receivables*" that are systematically verifiable. If an account

designated to the trust does not meet the eligibility criteria, the account is identified, reviewed and approved by Ford Credit securitization funding personnel for redesignation out of the trust on the first business day of the next month as described in "*Trust Property — Redesignation of Accounts*." Once an account was redesignated from the trust, systemic filters prohibit any new receivables originated under the redesignated account from being transferred to the trust. In certain circumstances, receivables originated in an account before redesignation may remain in the trust according to the transaction documents. A receivable that does not meet the eligibility criteria is also identified on a daily basis and, provided the receivable was originated under an eligible account and the principal balance of the receivable is included in the incremental subordinated amount for the related month, which will result in a corresponding increase in the available subordinated amount, the receivable may remain in the trust according to the transaction documents.   Securitization funding personnel have reviewed and confirmed that the systemic filters used in the daily automated quality assurance review accurately reflect the eligibility criteria described in this prospectus and the transaction documents. [No ineligible accounts or ineligible receivables without corresponding incremental subordination were identified during the daily review and validation performed on the statistical cut-off date.]

The trust portfolio composition, stratification tables and other trust portfolio information in *"Summary — Trust Property"* and *"Trust Property"* were systematically created by Ford Credit's securitization system or calculated from data in Ford Credit's securitization system or other source data by Ford Credit's securitization funding personnel. Ford Credit securitization funding personnel reviewed and verified the data and information in these sections as consistent with the data and information from Ford Credit's securitization system and other source data. In addition, the data and information in these tables were recalculated and confirmed to be consistent with the data and information from the securitization system and other source data. [The depositors found no discrepancies in the trust portfolio composition, stratification tables or other trust portfolio information in these sections.]

A daily validation process is performed by Ford Credit in which the aggregate principal and non-principal balances of the receivables, which includes fees, flat charges, interest and other non-principal amounts, and the cumulative principal and non-principal payments assessed and paid on those receivables, transferred from Ford Credit's receivables system and other system sources to Ford Credit's securitization system are systemically verified back to the source systems. Any discrepancies between the securitization system and source system balances are identified on a daily basis, investigated, reconciled and reviewed with securitization funding personnel and relevant senior managers of Ford Credit during a monthly servicing review. [No discrepancies were found as a result of the daily validation process performed on the statistical cut-off date.]

The depositors confirmed with senior management and legal office personnel of Ford Credit that they performed a comprehensive management and legal review of the information about the trust's portfolio of receivables and the accounts designated to the trust in this prospectus. The descriptions of the general information about the accounts designated to the trust and the receivables and how those receivables were originated were reviewed and confirmed as accurate by relevant senior managers and legal office personnel at Ford Credit. Ford Credit legal office personnel also reviewed and confirmed that the descriptions of the material terms of the accounts and receivables accurately reflect the terms of the floorplan financing agreements and sales and service agreements under which Ford Credit finances the motor vehicle dealers' inventory, that the descriptions of the legal and regulatory considerations that may materially affect the performance of the receivables accurately reflect current federal and state law and regulations and case law precedents and that the summary of the representations and the remedies available for breach of these representations accurately reflect the terms of the securitization transaction documents.

Given the long-standing and ongoing nature of Ford Credit's relationship with its dealer floorplan customers, Ford Credit also performs a credit review of each dealer at least annually. During the annual credit review process, Ford Credit personnel obtain current information on the dealer and review and verify that the information about the dealer, the dealer's floorplan credit lines and the dealer's risk rating in Ford Credit's systems is accurate and up to date.

The depositors' review of the trust's portfolio of receivables and the accounts designated to the trust is supported by Ford Credit's extensive control processes used in the day-to-day operation of its business. These controls include financial reporting controls required by the Sarbanes-Oxley Act, regular internal audits of key business functions, including establishment of credit lines and origination of receivables, servicing and systems processing, controls to verify compliance with procedures and quality assurance reviews for credit decisions, establishment of credit lines and securitization processes.   In addition, Ford Credit uses an integrated network of computer applications to make certain that information about the dealers, their accounts and the receivables originated under the accounts is accurately entered, captured, updated and maintained in its receivables and other systems. These computer systems are subject to change control processes, automated controls testing and control review programs to determine whether systems controls are operating effectively and accurately. All of these controls and procedures ensure integrity of data and information and accuracy of securitization disclosures.

After completion of the review described above, the depositors have concluded that they have reasonable assurance that the disclosure about the trust's portfolio of receivables and the accounts designated to the trust in this prospectus is accurate in all material respects.

Representations About the Receivables

When the trust issues a series, Ford Credit will represent to each depositor, and each depositor will represent to the trust, that each receivables purchase agreement and each sale and servicing agreement, is a valid sale and assignment of all rights in the receivables, the related security and that the related depositor or the trust will have a first priority perfected ownership interest in those sold assets, except for the lien of the indenture.

At the time a receivable is sold to the trust, it must be an eligible receivable. An "eligible receivable" is a receivable that satisfies the eligibility criteria in the sale and servicing agreements. Generally, these criteria relate to the legal requirements governing the origination and the sale of the receivables, the terms of the floorplan financing agreements under which the receivables were originated and the ownership and security interests in the receivables, and include that each receivable:

- except for any adjustment fees payable by Ford, is secured by a perfected first priority security interest in the financed vehicle,

- is a receivable as to which the trust will have good and marketable title to the receivable, free and clear of all liens, other than the lien of the indenture,

- except for any adjustment fees payable by Ford, will be the legal and assignable payment obligation of the related dealer,

- as to any adjustment fees payable by Ford, will be the legal and assignable payment obligation of Ford, and

- is not subject to a right of rescission, setoff or other defense,

The definition of eligible receivable may be changed without the consent of the noteholders if:

- each depositor certifies that the change will not cause an amortization event or an event of default to occur for any series, or materially and adversely affect the amount or timing of payments to be made to the noteholders of any series; and

- the rating agency condition is satisfied for the rating agencies for each series.

The depositors may sell ineligible receivables originated in designated eligible accounts to the trust so long as the available subordinated amount for each series is increased as described in "*Credit Enhancement — Available Subordinated Amount*."

Ford Credit and each depositor will make representations about the designated accounts and the receivables sold to the trust, including:

- at the time an account is designated, or as of the first day of the month in which the trust issues a series, the account is an eligible account,

- at the time an account is designated, the account was not chosen through a selection process that was reasonably believed to be adverse to the interest of the noteholders,

- at the time of sale, each receivable is sold free and clear of liens, except the lien of the indenture, and

- at the time of sale, each receivable being sold is (a) an eligible receivable or (b) an ineligible receivable, so long as the available subordinated amount for each series is increased as described in "*Credit Enhancement — Available Subordinated Amount*."

Obligation to Repurchase Receivables for Breach

If a depositor discovers or is notified by the trust, the owner trustee or the indenture trustee that a representation was not true when made and the breach has a material adverse effect on any related receivables, that depositor will accept reassignment of those receivables on or before the first day of the month that begins more than 60 days following the discovery or notice, unless it corrects the breach before that date. If the breach relates to the eligibility of a designated account, the account will be redesignated and all the receivables originated in that account will be reassigned to the related depositor.

If a receivable is reassigned to a depositor, the principal balance of the receivable will be deducted from the pool balance and the depositor interest will be reduced. If the deduction would cause the depositor amount to fall below the required depositor amount for any series, that depositor must deposit the shortfall in the excess funding account on the day the reassignment occurs. In most cases, the reassignment of a receivable to the related depositor is the only remedy for breach of the representations about the designated accounts and receivables.

If a depositor is required to accept reassignment of a receivable as a result of a breach of a representation, Ford Credit will repurchase the receivable for an amount equal to the amount that depositor is required to pay under the related sale and servicing agreement. Ford Credit will indemnify the depositors against losses incurred by the depositors if a representation is materially false.

Asset Representations Review

If two triggers are met, the asset representations reviewer will perform a review of certain accounts and receivables to test for compliance with the representations made by Ford Credit and the depositor about the accounts and the receivables. The first condition is a "status trigger," that will occur if the aggregate principal balance of receivables in accounts in the trust portfolio that have been classified as "status" by the servicer as a percentage of the pool balance as of the end of a month meets or exceeds the status trigger set by Ford Credit as described below in *"—Status Trigger."* If the status trigger occurs, it will be reported on the investor report for that month. The second trigger is a voting trigger that will be met if, following the occurrence of a status trigger, the noteholders of at least 5% of the principal amount of the Series 20__-__ notes demand a vote and, subject to a voting quorum, the noteholders of a majority of the principal amount of the notes that are voted vote for a review. The review fee will be $__ for each [account] [receivable] reviewed. If more than one series vote for a review, the costs of the review will be allocated to each such series pro rata.

Status Trigger. The status trigger will equal __%. Ford Credit developed the status trigger by considering the principal balance of receivables in accounts in Ford Credit's U.S. dealer floorplan portfolio that have been classified as "status" by Ford Credit as a percentage of the pool balance at the end of each month since [January 2008]. Ford Credit considered this percentage from its U.S. dealer floorplan portfolio instead of from the trust portfolio, because Ford Credit has historically reassigned all receivables in status accounts redesignated from the trust portfolio, although it is not obligated to do so. Ford Credit then applied a multiple of [three] to the highest monthly status percentage of approximately [3.7]%, which occurred in [February 2009]. This multiple results in a status trigger which is below the cumulative net losses on the receivables that are expected to cause the Class [D] notes to realize the first dollar loss. By aligning this multiple with the maximum level of credit losses that the Class [D] notes are expected to be able to withstand without a loss, Ford Credit believes the status trigger provides an appropriate threshold for when noteholders may benefit from an asset representations review.

Ford Credit believes that the status trigger is appropriate based on:

- its experience with status declarations in both its U.S. dealer floorplan portfolio and the trust portfolio, and

- its assessment of the amount of receivables in accounts designated by the servicer as status, which has been stressed to assume a complete loss, that could result in a risk of loss to noteholders of the most junior notes offered in its securitization transactions.

For the Ford Credit dealer floorplan portfolio since [2008], the principal balance of receivables in accounts that have been classified as "status" by the servicer as a percentage of the pool balance at the end of each month has ranged from ___% to ___%. The following chart is a graphical presentation of the monthly aggregate principal balance of receivables in accounts in Ford Credit's dealer floorplan portfolio that have been classified as "status" by the servicer as a percentage of the end-of-month pool balance since 20__ compared to the status trigger established for this securitization transaction.



Voting Trigger. If the status trigger occurs, a Series 20__-__ noteholder may demand that the indenture trustee call a vote of all Series 20__-__ noteholders on whether to direct the asset representations reviewer to perform a review. If noteholders of at least 5% of the principal amount of the Series 20__-__ notes demand a vote within [60] days of the occurrence of the status trigger, the

indenture trustee, will submit the matter to a vote of all Series 20__-__ noteholders through DTC, which vote will remain open for [30] days. Assuming a voting quorum of Series 20__-_ noteholders holding at least 50% of the principal amount of the Series 20__-_ notes is reached, if the noteholders of a majority of the principal amount of the Series 20__-__ notes that are voted vote to direct a review, the indenture trustee will notify the asset representations reviewer and the servicer to start a review. If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the status trigger.

Asset Representations Review. The review will be performed on each status account and the related receivables in the trust portfolio that has been classified as "status" by the servicer as of the end of the month prior to receipt of the review notice and on any receivables in the trust on such date related to prior "status" accounts that are no longer in the trust, or the "review accounts and receivables," Within 60 days of the receipt of a review notice, the servicer will give the asset representations reviewer access to the account file and related receivable documentation and other information necessary for the review. Upon receiving access to the review materials, the asset representations reviewer will start its review of the review accounts and receivables and complete its review within [60] days after receiving access to all review materials. This period may be extended by up to an additional [30] days if the asset representations reviewer detects missing review materials that are subsequently provided within the 60 day period or requires clarification of any review materials or testing procedures. The review will consist of performing specific tests for each representation and each review account and receivable, and determining whether each test was passed or failed. These tests were designed by Ford Credit to determine whether a review account or receivable (other than receivables that were ineligible receivables at the time of sale to the trust and are included in the incremental subordinated amount) was not in compliance with the representations made about it in the transaction documents at the relevant effective time. There may be multiple tests for each representation. The tests may not be sufficient to determine every instance of noncompliance. The review is not designed to determine why the dealer was classified status or the creditworthiness of the dealer. The review is not designed to determine whether the servicer serviced the account or receivable in compliance with the sale and servicing agreements. The review is not designed to establish cause, materiality or recourse for any failed test.

Review Report. On completion of the review, the asset representations reviewer will provide a report on the test results for each review account and receivable and each representation within [120] days of the start of the review. Upon receipt of the report, the review fee will be paid to the asset representations reviewer according to the priority of payment as described under *"Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items*." A summary of the report of the asset representations review will be included in the Form 10-D for the trust in the next month.

For more information about the asset representations reviewer, you should read "Transaction Parties — Asset Representations Reviewer."

Dispute Resolution for Repurchase Requests

If a request is made by the trust, the owner trustee or the indenture trustee for the repurchase of a receivable due to a breach of a representation, and the repurchase is not resolved within 180 days of the receipt by Ford Credit or the depositors of the repurchase request, the requesting party will have the right to refer the matter to either mediation or third-party arbitration by providing notice to Ford Credit and the depositors within [30] days after the end of the 180-day period. Ford Credit and the depositors must agree to participate in the selected resolution method. Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct a review or whether the status trigger occurred. If it selects arbitration, the requesting party will give up its right to sue in court.

A mediation or arbitration will be administered by _____ using its mediation or arbitration rules in effect at the time of the Closing Date. If _____ no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by Ford Credit, using its relevant rules then in effect. However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for

the mediation or arbitration stated in the transaction documents, the procedures in the transaction documents will apply. Any mediation or arbitration will be held in New York City, but any party may appear by video conference or teleconference.

A single mediator [or arbitrator] will be selected by the mediation [or arbitration] organization from a list of at least ten independent mediators [or arbitrators] maintained by it. The mediator [or arbitrator] will be impartial, knowledgeable about and experienced with the law of the state of New York and will be an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters. Each party may exercise [two] preemptory challenges to the list and will rank the remaining neutrals. The mediator [or arbitrator] will be the attorney whose name appears first on both the lists submitted by the parties. _____ will select the mediator [or arbitrator] in the case of a tie and if the first choice is not available will repeat the process until someone is available.

[An arbitration will be conducted by a panel consisting of three members, (i) one to be appointed by the requesting party, (ii) one to be appointed by Ford Credit or the depositor, as applicable and (iii) the third, who will preside over the panel, to be chosen by the two party-appointed arbitrators. Each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters.]

For a mediation, the parties will agree to use commercially reasonable efforts to begin the mediation within [ten] business days of the selection of the mediator and to conclude the mediation with [60] days of the start of the mediation. The costs of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation.

For an arbitration, the arbitrator[s] will establish procedures and deadlines for the arbitration in consultation with the parties, with the goal of completing the arbitration within [90] days. The arbitrator[s] will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. However, unless agreed by the parties or granted by the arbitrator[s] upon a showing of good cause, discovery by each party in the arbitration will be limited to __ witness depositions, __ interrogatories, __ document requests and __ requests for admissions. The arbitrator[s] will make its final determination in writing no later than [60] days after appointment. The arbitrator[s] will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The arbitrator[s] will not have the power to award punitive or consequential damages. In its final determination, the arbitrator[s] will determine and award the costs of the arbitration in [its][their] reasonable discretion. Each party will be responsible for its own attorney fees, expert fees and, except as described above, its other fees related to the arbitration. The final determination of the arbitrator[s] will be final and non-appealable unless the determination is against Ford Credit or the depositor and exceeds the cost of the requested repurchase (excluding the costs of the arbitration as awarded by the arbitrator[s]), then Ford Credit or the depositor, as applicable, has a right to appeal the determination to a court of competent jurisdiction. Subject to the prior sentence, the determination may be enforced in any court with jurisdiction over the parties and the matter.

No personally identifiable customer information will be produced for purposes of any mediation or arbitration. Each party will agree to keep the details of the repurchase request and the dispute resolution confidential.

POOL BALANCE, DEPOSITOR AMOUNT AND ALLOCATIONS

Required Pool Balance

The principal balance of the receivables owned by the trust, or the "pool balance", will vary each day as new receivables are originated in designated accounts and others are paid, charged off or adjusted. In addition, the pool balance will increase when additional accounts are designated to the trust and the receivables in those accounts are sold to the trust. The pool balance will decrease when an account is

redesignated from the trust and the receivables in those accounts are repurchased by the depositor or receivables are removed from the trust.

The trust must maintain a pool balance sufficient to support all the series, including excess receivables required to provide enhancement for each series. The "required pool balance" will equal:

- the sum of the required pool percentages for each series, multiplied by their respective initial note balances, plus

- the sum of the required subordinated amounts for each series.

If the pool balance (adjusted for amounts held for payment to noteholders or collections allocated to series in an accumulation or amortization period) falls below the required pool balance, then collections allocable to the depositor interest will be deposited in the excess funding account to make up for the shortfall. The "adjusted pool balance" will equal the sum of the pool balance plus the amount in the excess funding account.

For more information about the excess funding account and how funds are deposited in and withdrawn from the excess funding account, you should read "— Excess Funding Account" below.

Required Depositor Amount

The pool balance generally will be allocated between the depositor amount, on one hand, and the invested amount for all the series, on the other. The "depositor amount" will be the amount equal to the excess of the adjusted pool balance over the sum of the adjusted invested amounts of all series. The invested amount for a series generally will equal the note balance of that series. As a result, the depositor amount generally will increase to reflect reductions in the invested amount when a series or class is amortizing and will also change as the pool balance changes. The depositor amount will be reduced as a result of the issuance of new series.

The "required depositor amount" will equal:

- the sum of the products for each series of (a) the excess of the required pool percentage for the series over 100%, multiplied by (b) its initial invested amount or, in the case of variable funding notes, its invested amount as of the beginning of its most recent revolving period, plus

- the sum of the required subordinated amounts for each series on the prior determination date (after giving effect to changes in the amount on the related payment date).

If the depositor amount falls below the required depositor amount, the depositors will be required to either designate additional eligible accounts to the trust and sell the receivables in those accounts to the trust or deposit funds in the excess funding account to make up for the shortfall.

Investor Percentage and Depositor Percentage

Interest collections and principal collections on the receivables and certain other amounts will be allocated among each series and the depositors. Allocations to each series will be based on the investor percentage for each series. Allocations to the depositors will be based on the depositor percentage.

The "investor percentage" for a series generally will be based on its invested amount or adjusted invested amount compared to the pool balance. On issuance, the invested amount of a series will be its initial note balance and is expected to remain equal to its initial note balance until its expected final payment date. The "invested amount" for a series will equal:

- the initial note balance of that series, minus

- the amount of principal previously paid to the noteholders of that series, minus

- the cumulative amount of principal collections used to pay interest on the notes of that series that were not reimbursed from interest collections, minus

- the cumulative amount of defaulted receivables for that series that was not reimbursed from interest collections, plus

- in the case of a series of variable funding notes, the principal amount of any advances.

The invested amount will be adjusted to the "adjusted invested amount," which will equal:

- the invested amount for that series, minus

- the amount in that series' principal funding account, minus

- for the purpose of calculating the depositor amount during an accumulation period or amortization period for that series, the amount of principal collections in the collection account allocable to that series.

The "depositor percentage" will equal 100% minus the sum of the investor percentages for all series.

Allocation and Application of Collections

The trust will receive interest collections and principal collections on the receivables.

"Interest collections" will be the sum of:

- all payments received under a dealer's floorplan financing agreement that constitute interest or other charges, and applied by the servicer to the dealer's receivables, plus

- all net investment earnings on the collection account, the excess funding account and the back-up servicer reserve account, plus

- all amounts recovered on defaulted receivables.

"Principal collections" will be the sum of:

- all payments received under a dealer's floorplan financing agreement that constitute principal and are applied by the servicer to the dealer's receivables, plus

- all payments under a dealer's cash management agreement,

excluding, in each case, all amounts recovered on defaulted receivables.

Assignments by the trust to the depositors of the rights to receive payments from dealers on delivery of purchased Ford-manufactured new vehicles in exchange for related advances made by Ford Credit under the related floorplan financing agreements will not be included as a part of principal collections and will be disregarded for purposes of determining the monthly principal payment rate of the receivables owned by the trust. If a dealer makes a payment under a cash management agreement, it will prepay the dealer's floorplan financing obligations as described in "*Sponsor and Servicer — Servicing and Dealer Relations — Payment Terms,*" and will be treated as a principal collection.

Collections on the receivables will be allocated to each series and the depositors and applied as follows:

(1) The depositor percentage of interest collections and principal collections will be:

- for the portion that is not allocable to the trust available subordinated amount,

  — deposited in the excess funding account to increase the depositor amount to the required depositor amount,

  — deposited in the collection account to pay the depositors' portion of the servicing fee and back-up servicing fee, or

  — paid to the depositors.

- for the portion that is allocable to the trust available subordinated amount,

  — available for deposit in the collection account for application and payment,

  — deposited in the excess funding account to maintain the net adjusted pool balance at the required pool balance, or

  — paid to the depositors.

(2) The investor percentage of interest collections allocated to each series will be available for deposit in the collection account for application and payment.

(3) The investor percentage of principal collections allocated to each series in a revolving period will be:

- available to cover shortfalls in payments of interest for that series,

- available to make principal payments or deposits required for other series in the same principal sharing group,

- deposited in the excess funding account to maintain the net adjusted pool balance at the required pool balance, or

- paid to the depositors.

(4) The investor percentage of principal collections allocated to each series in a controlled accumulation period, up to the amount stated in this prospectus, will be:

- deposited in the principal funding account for payment to noteholders, and

- any excess will be used as described in item (3) above.

(5) The investor percentage of principal collections allocated to each series in an early amortization period will be deposited in the collection account for application and payment.

The "net adjusted pool balance" will be the sum of (a) the adjusted pool balance, plus (b) during an accumulation period or amortization period for any series, principal collections in the collection account allocable to a series, plus (c) the amount in the principal funding accounts for all series (other than net investment earnings).

Principal payments also may be funded from proceeds from the issuance of a new series in the same principal sharing group.

Defaulted Receivables and Principal Collections Used to Pay Interest

Defaulted receivables will be allocated to each series and the depositor interest in the same manner as principal and interest collections as described above in "— *Investor Percentage and Depositor Percentage*." A "defaulted receivable" is a receivable that (a) was charged off as uncollectible according to the servicer's policies and procedures or (b) remains outstanding and owned by the trust for more than six months after the date the related account was classified as status, as described in "*Sponsor and Servicer — Servicing and Dealer Relations — Dealer Status*."

The defaulted receivables allocated to a series may be reimbursed from interest collections allocable to that series and other amounts. Amounts applied to reimburse defaulted receivables will be treated as principal collections and applied as described above in "— *Allocation and Application of Collections*."

If the available subordinated amount for a series is reduced to zero, the invested amount for that series will be reduced by defaulted receivables not reimbursed by interest collections. In addition, the invested amount for a series will be reduced by the amount of any principal collections used to pay interest on the notes of that series. Reductions in the invested amount for a series due to defaulted receivables not reimbursed by interest collections and any principal collections used to pay interest will be reimbursed on any later payment date to the extent that interest collections allocable to that series exceed the interest owed on the notes, the defaulted receivables allocated to the series and other fees and expenses that are payable on that date. This reimbursement will increase the invested amount for that series.

Excess Funding Account

The indenture trustee established an "excess funding account" for the benefit of the noteholders of all series. Deposits will be made in the excess funding account from collections allocable to the depositor interest so that the net adjusted pool balance is at least equal to the required pool balance. If, on the issuance of a series, the net adjusted pool balance would be less than the required pool balance, then a portion of the proceeds of the issuance equal to the amount of the shortfall will be deposited in the excess funding account.

If, on repurchase of a receivable by the depositors, the depositor amount would be less than the required depositor amount, the depositors will deposit the shortfall in the excess funding account, as described in "*Pool Balance, Depositor Amount and Allocations — Required Depositor Amount*."

If the servicer adjusts the principal balance of a receivable because of a rebate to the dealer, a billing error or other reason, the pool balance and the depositor amount will be increased or decreased by the amount of the adjustment. If any decrease in the depositor amount would cause it to fall below the required depositor amount, the depositors will deposit the shortfall in the excess funding account on the day of the adjustment.

In addition, the depositors may direct the servicer and the indenture trustee to deposit amounts payable to them in the excess funding account. If the net adjusted pool balance exceeds the required pool balance, the servicer may instruct the indenture trustee to withdraw the excess from the excess funding account and pay it to the depositors.

If an amortization period or accumulation period begins for a series, the amounts in the excess funding account that are allocable to the series will be held for payment to the noteholders of that series on the dates stated in this prospectus or accumulated for payment on the expected final payment date. These amounts will be paid to the noteholders of each class or held for and paid to the noteholders of other series as described in *"Description of the Notes—Application of Investor Collections."*

DESCRIPTION OF THE NOTES

The trust will issue the notes under the indenture and the indenture supplement between the trust and the indenture trustee. The following description summarizes the main terms of the notes and the indenture but is not a complete description of the notes or the entire or the transaction documents. For more details about the notes and the transaction documents, you should read this prospectus as well as the forms of the indenture, the indenture supplement, the sale and servicing agreement, the receivables purchase agreement and the trust agreement that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

General

The Class A, Class B, Class C and Class D notes are the Series 20__-__ notes and will be issued under the indenture, as supplemented by the Series 20__-__ indenture supplement, between the trust and the indenture trustee. The notes will be issued in minimum denominations of $1,000 and in multiples of $1,000 and will be available only in book-entry form.

Payments of Interest

The trust will pay interest on the notes on each payment date. Interest on each class of notes, except the floating rate notes, will be based on a 360-day year consisting of twelve 30-day months. Interest on the floating rate notes will be calculated based on the actual number of days in the interest period and a 360-day year. Interest on each class of notes will be calculated based on its note balance as of the end of the prior interest period, except that interest for the first payment date will be calculated on the initial note balance of each class of notes. The "payment date" will be the 15th day of each month (or, if not a business day, the next business day) and the first payment date will be _____, 20__. Payments of interest will be made to the noteholders of record on the business day before the payment date.

[The indenture trustee will determine LIBOR for each interest period on the "LIBOR determination date," which is two London business days before the start of the interest period.]

Interest due on the notes but not paid on a payment date will be payable on the following payment date, together with additional interest on that unpaid amount at the applicable note interest rate.

Series 20__-__ will be included in excess interest sharing group one and will in certain situations be entitled to share in excess interest collections that are allocated to other series in the same group. *For more information on excess interest sharing group one, you should read "— Groups — Excess Interest Sharing Group One" below.*

Payments of Principal

The trust expects to pay the principal on the Series 20__-__ notes in full on the expected final payment date, which is listed on the cover of this prospectus. However, the trust may pay principal earlier or later than the expected final payment date if an amortization event occurs. Principal payments will be made sequentially to each class in the order of seniority. The trust will not make principal payments on any class until the principal amounts of all more senior classes are paid in full. If a class of notes is not paid in full on its expected final payment date, an amortization event will occur. Principal will be paid on the notes monthly on each payment date during the early amortization period.

The trust will make principal payments on the notes on a payment date from available investor principal collections and, in certain circumstances, available depositor collections deposited in the "principal funding account" for Series 20__-__. The amount of available investor principal collections and available depositor collections applied to the notes on each payment date will depend on whether the notes are in the revolving period, the controlled accumulation period or the early amortization period.

Series 20__-__ will be included in principal sharing group one and will be entitled in certain situations to share in excess principal collections that are allocated to other series in the same group.

For more information about principal sharing group one, you should read "— Groups— Principal Sharing Group One."

Revolving Period. The revolving period for Series 20__-__ will begin on the closing date and end on the day before the controlled accumulation period or the early amortization period begins. During the revolving period, no principal will be accumulated for or paid on the notes. Instead, available investor principal collections will be applied as described below in items (3) to (5) of "— *Application of Investor Collections — Payment of Principal*."

Controlled Accumulation Period. The controlled accumulation period for Series 20__-__ is scheduled to begin on _____, 20__, and is scheduled to last six months. However, the trust may extend the revolving period and postpone the controlled accumulation period if it expects to be able to fund the principal funding account in full in less than six months. Each month, beginning in _____, 20__, and ending when the controlled accumulation period begins, the trust will review the amount of expected principal collections and determine the number of months expected to be required to fully fund the principal funding account. In making this determination, the trust must use the lowest monthly payment rate for the prior twelve months and take into account the amount of principal expected to be allocated to all other series in principal sharing group one that are expected to be amortizing or accumulating principal during the controlled accumulation period.

The controlled accumulation period will end on the earlier of:

- the end of the month before the payment date on which the notes will be paid in full, and

- the day before the early amortization period begins.

If an amortization event occurs before the controlled accumulation period begins, there will be no controlled accumulation period and the early amortization period will begin.

On the first business day of the controlled accumulation period, the Series 20__-__ excess funding amount at the end of the revolving period (together with other amounts in the excess funding account that are allocated to Series 20__-__ as shared principal collections) will be deposited in the principal funding account, but only to the extent of the controlled accumulation amount. The "controlled accumulation amount" will be $_____, but will be higher if the controlled accumulation period is postponed, as described above.

The "Series 20__-__ excess funding amount" equals the product of (a) the amount in the excess funding account, multiplied by (b)(i) the adjusted invested amount of the notes, divided by (ii) the sum of the adjusted invested amounts of each series.

For more information about how invested amount and adjusted invested amount are determined, you should read "Pool Balance, Depositor Amount and Allocations — Investor Percentage and Depositor Percentage."

On each payment date in the controlled accumulation period, the indenture trustee will deposit available investor principal collections (including shared principal collections) in the principal funding account, as described below in item (1) of *"— Application of Investor Collections — Payment of Principal."*

On the expected final payment date (unless paid earlier during the early amortization period), the trust will pay all amounts in the principal funding account sequentially to each class in order of seniority until the notes have been paid in full.

Accumulation Period Reserve Account. The indenture trustee will establish the "accumulation period reserve account" for the benefit of the Series 20__-__ noteholders to assist with the payment of interest on the notes during the controlled accumulation period.

Beginning on the payment date occurring in the second month before the start of the controlled accumulation period, after making other required payments and deposits, the indenture trustee will deposit available investor interest collections and excess interest collections available for the series from other series in excess sharing group one in the accumulation period reserve account in an amount equal to $_____, which is __% of the initial note balance of the series, as described above in item (11) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items*."

On each payment date in the controlled accumulation period, the indenture trustee will withdraw from the accumulation period reserve account and deposit in the collection account to the extent available an amount equal to the excess of (a) one-twelfth of the product of (i) the amount in the principal funding account on the prior payment date multiplied by (ii) the weighted average note interest rate, over (b) the net investment earnings from the reserve account, principal funding account, accumulation period reserve account and interest funding account for that payment date.

Amounts withdrawn from the accumulation period reserve account will be included in available investor interest collections.

On the earliest of the first payment date in the early amortization period, the payment in full of the notes, and the final maturity date, any funds remaining in the accumulation period reserve account will be included as available investor interest collections

Early Amortization Period. The early amortization period for Series 20__-__ will begin on the day an amortization event occurs or, if the servicer is not required to make daily deposits in the collection account, on the first day of the month in which an amortization event occurs, and will end on the earlier of:

- the end of the month before the payment date on which the notes will be paid in full, and

- the final maturity date listed on the cover of this prospectus.

On each payment date in the early amortization period, the indenture trustee will:

- deposit available investor principal collections (including shared principal collections) and available depositor collections (in the case of available depositor principal collections, in an amount not to exceed the available subordinated amount) in the principal funding account in an amount equal to the excess of the adjusted invested amount (before any deposits on that date) over amounts allocated to Series 20__-__ already in the principal funding account as described below in item (2) of *"— Application of Investor Collections — Payment of Principal,"* and

- pay all amounts in the principal funding account sequentially to each class in order of seniority until the notes have been paid in full.

For more information about the revolving period, the controlled accumulation period, the early amortization period and the amortization events that will cause an early amortization period to begin, you should read "Description of the Notes — Payments of Principal — Revolving Period," "— Controlled Accumulation Period," "— Amortization Events" and "— Early Amortization Period."

Investor Percentages

The servicer will allocate all collections and defaulted receivables for each month to:

- Series 20__-__,

- other series issued by the trust, and

- the depositor interest.

These amounts will be allocated to Series 20__-__ based on the applicable investor percentage. Each investor percentage is calculated by reference to the invested amount or the adjusted invested amount of the series. The "investor percentages" for Series 20__-__ are:

- the "floating investor percentage," which equals (a) the adjusted invested amount on the last day of the prior month (or, for the first month, the initial note balance of the series), divided by (b) the adjusted pool balance as of the last day of the prior month (or, for the first month, the adjusted pool balance on _____, 20__), and

- the "fixed investor percentage," which equals (a) the invested amount on the last day of the revolving period, divided by (b) the greater of (i) the adjusted pool balance on the last day of the prior month, and (ii) the sum for all series of the adjusted invested amount for the prior month (for any series in its revolving period) or the invested amount on the last day of the related revolving period (for any series not in its revolving period).

For more information about how pool balance, adjusted pool balance, invested amount and adjusted invested amount are determined, you should read "Pool Balance, Depositor Amount and Allocations — Required Pool Balance" and "— Investor Percentage and Depositor Percentage."

The floating investor percentage is used for allocating interest collections and defaulted receivables at any time and for allocating principal collections during the revolving period. The fixed investor percentage is used for allocating principal collections during the controlled accumulation period or the early amortization period. Interest collections and principal collections are described in this prospectus in *"Pool Balance, Depositor Amount and Allocations — Allocation and Application of Collections."*

Available Depositor Collections

The depositor interest represents the interest in the trust property not allocated to a series. The depositor amount generally represents the principal portion of the depositor interest and must be equal to or greater than the required depositor amount. The "required pool percentage" for the Series 20__-__ notes is [100]%.

For more information about how depositor amount and required depositor amount are determined, you should read "Pool Balance, Depositor Amount and Allocations — Required Depositor Amount."

A portion of the collections allocated to the depositor interest, or "available depositor collections," will be made available to make certain payments on the Series 20__-__ notes and other series.

Available Depositor Interest Collections. The "available depositor interest collections" for each month will equal:

- the interest collections for that month, multiplied by

- the percentage equal to (a) the trust available subordinated amount, or the sum of the available subordinated amounts for all series, on the determination date in that month, divided by (b) the adjusted pool balance on the last day of the prior month.

Any depositor interest collections other than available depositor interest collections will be applied in the following order:

(1)   to the collection account, to pay the monthly depositor servicing fee for each series, and

(2)   to the depositors.

The "determination date" is the day two business days before the payment date each month.

Available Depositor Principal Collections. The "available depositor principal collections" for each month will equal:

* the principal collections for that month, multiplied by

* the percentage equal to (a) the trust available subordinated amount on the determination date in that month, divided by (b) the adjusted pool balance on the last day of the prior month.

Any depositor principal collections other than available depositor principal collections will be applied in the following order:

(1)   to the excess funding account, to increase the depositor amount to the required depositor amount, and

(2)   to the collection account, to pay the monthly depositor servicing fee for each series to the extent not paid from depositor interest collections, and

(3)   to the depositors.

Application of Available Depositor Collections. On each payment date, the servicer will apply available depositor collections in the following order:

(1)   to the collection account, to cover (a) shortfalls in payments to be made from available investor interest collections as described below under items (1) to (10) of "*Application of Investor Collections — Payment of Interest, Fees and Other Items,*" and (b) similar shortfalls for other series,

(2)   to the collection account, to fund principal payments on Series 20__-__ during an early amortization period,

(3)   to the excess funding account, to the extent the depositor amount is less than the required depositor amount for that date, and

(4)   to the depositors.

Available depositor principal collections that may be used for Series 20__-__ will be limited to the available subordinated amount. If the available subordinated amount is zero, available depositor collections allocated to the series will also be zero. If the amount of available depositor collections for a payment date is insufficient to cover the aggregate shortfalls for all series, then available depositor collections will be allocated to each series based on the ratio that its available subordinated amount bears to the aggregate available subordinated amount for all series that have shortfalls.

Application of Investor Collections

A portion of collections will be allocated to Series 20__-__ and deposited in the collection account each month for application as described below on the following payment date.

"Available investor interest collections" for Series 20__-__ on a payment date will equal:

* the floating investor percentage of interest collections for the prior month, plus

- the net investment earnings from the reserve account, the principal funding account and the accumulation period reserve account, plus

- amounts deposited in the collection account from the accumulation period reserve account on that payment date, plus

- on the earliest of the first payment date in the early amortization period, the payment in full of the Series 20__-__ notes and the final maturity date, any remaining amounts in the accumulation period reserve account, plus

- the monthly depositor servicing fee.

"Available investor principal collections" for Series 20__-__ on a payment date will equal the excess of:

- the sum of:

    — the investor percentage of principal collections for the prior month, plus

    — the aggregate amount treated as investor principal collections for that payment date, under items (7), (9) and (10) of *"— Payment of Interest, Fees and Other Items"* below, plus

    — the Series 20__-__ excess funding amount, plus

    — any shared principal collections from other series in principal sharing group one, plus

    — on the earlier of the payment in full of the Series 20__-__ notes and the final maturity date, the amounts in the reserve account, over

- any principal collections used to pay interest on the notes on that payment date.

For each month during the revolving period, the servicer will deposit available investor interest collections in the collection account in an amount necessary to cover the amounts described below in items (1) to (15) of "*— Payment of Interest, Fees and Other Items*." In most cases, this amount will equal the sum of items (1) to (6). For each month during the controlled accumulation period or early amortization period, the servicer will deposit available investor principal collections in the collection account until the amount in the collection account, together with amounts for Series 20__-__ from the excess funding account, equals the controlled accumulation amount or the adjusted invested amount.

Payment of Interest, Fees and Other Items. On each payment date, the servicer will direct the indenture trustee to apply available investor interest collections for the prior month for Series 20__-__ in the following order:

(1)   to the Class A noteholders, the interest due on each class of Class A notes for that payment date or, if available investor interest collections are insufficient to pay the interest in full, to each class of Class A notes pro rata based on the note balance of the class,

(2)   to the Class B noteholders, the interest due on the Class B notes for that payment date,

(3)   to the Class C noteholders, the interest due on the Class C notes for that payment date,

(4)   to the Class D noteholders, the interest due on the Class D notes for that payment date,

(5)   to the indenture trustee, the owner trustee and the asset representations reviewer, all amounts due, including indemnities, and to or at the direction of the trust, any expenses

incurred according to the transaction documents, in each case, to the extent allocated to the series for the prior month and not paid by the servicer or the administrator, up to a maximum amount of $_____ per year,

(6)   pro rata (a) to the back-up servicer, any back-up servicing fee due and (b) to the servicer, if Ford Credit or one of its affiliates is no longer the servicer, any servicing fee due,

(7)   to be treated as available investor principal collections and applied as described below in "— *Payment of Principal*," the amount, if any, of defaulted receivables allocated to the series for the prior month,

(8)   to the reserve account, the excess, if any, of the reserve account required amount over the amount in the reserve account,

(9)   to be treated as available investor principal collections and applied as described below in "— *Payment of Principal*," the sum of the amount of defaulted receivables allocated to the series that have not been previously reimbursed,

(10)   to be treated as available investor principal collections and applied as described below in "— *Payment of Principal*," the sum of principal collections applied to pay interest on the notes that have not been previously reimbursed,

(11)   to the accumulation period reserve account, beginning on the payment date in the second month before the start of the controlled accumulation period, the amount necessary to increase the amount in the accumulation period reserve account to $_____,

(12)   if Ford Credit or one of its affiliates is the servicer, to the servicer, any servicing fee due,

(13)   to the depositors, the excess of the required subordinated amount over the available subordinated amount, to increase the available subordinated amount,

(14)   to the owner trustee, the indenture trustee, the asset representations reviewer and the trust, all amounts due for the series but not paid under item (5) above,

(15)   to the back-up servicer, amounts due under the back-up servicing agreement that remain unpaid, including any transition costs incurred by the back-up servicer, as successor servicer, in excess of the amount paid from the back-up servicer reserve account, to the extent attributable solely to the series,

(16)   to be treated as excess interest collections available from Series 20__-__, an amount equal to the shortfalls in interest collections for other series in excess interest sharing group one, and

(17)   to the holders of the depositor interest in the trust, all remaining available investor interest collections.

This diagram shows how available investor interest collections are paid.



If available investor interest collections for a payment date are insufficient to cover the amounts above, the servicer will direct the indenture trustee to apply funds from the following sources on that payment date in the following order:

(1) from excess interest collections available from other series in excess interest sharing group one, to cover shortfalls under items (1) to (15) above,

(2) from available depositor collections (for available depositor principal collections, in an amount not to exceed the available subordinated amount) to cover shortfalls under items (1) to (10) above. If available depositor collections are insufficient to reimburse the aggregate shortfalls for all series, then available depositor collections will be allocated to Series 20__-__ based on the ratio that its available subordinated amount bears to the aggregate available subordinated amounts for all series that have shortfalls. If the amount of available depositor collections exceeds the aggregate shortfalls for all series, the excess available depositor collections will be applied to cover amounts that the servicer fails to deposit in the excess funding account when it adjusts the principal balance of a receivable as described in "*Pool Balance, Depositor Amount and Allocations — Excess Funding Account*." The available subordinated amount will be reduced by the amount of available depositor principal collections applied to cover shortfalls under items (1) to (10) above,

(3) from the reserve account, to cover shortfalls under items (1) to (7) above, and

(4) from available investor principal collections for that payment date, to cover shortfalls under items (1) to (4) above.

Payment of Principal. On each payment date, the servicer will direct the indenture trustee to apply, first, the Series 20__-__ excess funding amount and, second, available investor principal collections for Series 20__-__ in the following order:

(1) if the payment date relates to the controlled accumulation period, to the principal funding account the excess, if any, of (a) the lesser of (i) the controlled accumulation amount (plus any shortfall in required deposits of the controlled accumulation amount for prior payment dates) and (ii) the adjusted invested amount over (b) the amount deposited in the principal funding account from the excess funding account, as described below,

(2) if the payment date relates to the early amortization period, to the principal funding account the excess, if any, of (a) the adjusted invested amount, over (b) the amount deposited in the principal funding account from the excess funding account, as described below,

(3) to be treated as shared principal collections for other series in principal sharing group one, to be applied as described below in "— *Groups — Principal Sharing Group One*" and in "*Description of the Notes — Groups — Principal Sharing Groups*",

(4) to the excess funding account, to increase the net adjusted pool balance to the required pool balance as described in "*Pool Balance, Depositor Amount and Allocations — Excess Funding Account*" and this prospectus, and

(5) to the holders of the depositor interest in the trust, all remaining available investor principal collections.

On each payment date that relates to the controlled accumulation period, the servicer will direct the indenture trustee to deposit in the principal funding account from the excess funding account the lesser of (a) the Series 20__-__ excess funding amount, and (b) the lesser of (i) the controlled accumulation amount, and (ii) the adjusted invested amount for that payment date. On each payment date that relates to the early amortization period, the servicer will direct the indenture trustee to deposit in the principal funding account from the excess funding account the lesser of (a) the Series 20__-__ excess funding amount, and (b) the adjusted invested amount for that payment date.

If the Series 20__-__ excess funding amount and available investor principal collections for Series 20__-__ for a payment date that relates to an early amortization period are insufficient to cover the amount in item (2) above, the servicer will direct the indenture trustee to apply available depositor

collections (for available depositor principal collections, in an amount not to exceed the available subordinated amount) on that payment date to cover the shortfall.

On the expected final payment date or on each payment date during an early amortization period, the servicer will direct the indenture trustee to apply amounts in the principal funding account in the following order:

(1)   to the Class A noteholders, pro rata based on the principal amount of each class of Class A notes, until the principal balance of the Class A notes is zero,

(2)   to the Class B noteholders, until the principal balance of the Class B notes is zero

(3)   to the Class C noteholders, until the principal balance of the Class C notes is zero, and

(4)   to the Class D noteholders, until the principal balance of the Class D notes is zero.

This diagram shows how available investor principal collections are paid.



Defaulted Receivables and Principal Collections Used to Pay Interest

The servicer will allocate to Series 20__-__ the floating investor percentage of the principal balance of receivables that become defaulted receivables. The defaulted receivables allocated to the series for a payment date will be funded from available investor interest collections, excess interest collections available to the series from other series in excess interest sharing group one, available depositor collections and amounts in the reserve account, as described above in item (7) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items*." If the defaulted receivables allocated to the series for a payment date exceed the funds available from those sources, the available subordinated amount (as reduced by the amount of available depositor principal collections applied to cover shortfalls as described above in items (1) to (6) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items*"), will be reallocated to the series to avoid a reduction of the invested amount and the available subordinated amount will be reduced accordingly. Any remaining defaulted receivables allocated to the series will reduce the invested amount of the Class D notes, then the Class C notes, then the Class B notes and finally the Class A notes, pro rata based on the principal amount of each class of Class A notes.

On a payment date, available investor principal collections will be used to cover shortfalls in payments of interest on the notes in an amount not to exceed the sum of:

- the available subordinated amount for that payment date, plus

- the invested amount of any class subordinated to the affected class for that payment date.

The amount of principal collections used to pay interest on the notes will reduce the available subordinated amount to zero, then the invested amount of the Class D notes, then the Class C notes, and finally the Class B notes.

If principal collections are used to pay interest on the notes, the available subordinated amount (as reduced by the amount of available depositor principal collections applied to reimburse shortfalls as described above in items (1) to (10) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items*") will be reallocated to the series to avoid a reduction of the invested amount.

Reductions in the invested amount from defaulted receivables and principal collections used to pay interest on the notes may be reimbursed on later payment dates from available investor interest collections, excess interest collections available from other series in excess interest sharing group one and available depositor collections allocated to the series (for available depositor principal collections, in an amount not to exceed the available subordinated amount), as described above in items (9) and (10) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items*." If the invested amount of the series is reduced to zero, the notes will not receive any further allocations of interest collections or principal collections.

Ineligible Receivables and Overconcentration Amounts

The depositors may sell ineligible receivables to the trust so long as these ineligible receivables are originated in an eligible account. If ineligible receivables are in the trust, the incremental subordinated amount will be increased to take into account the principal balance of the ineligible receivables allocated to the series, which will result in a corresponding increase in the available subordinated amount.

The incremental subordinated amount will also be increased by the aggregate principal balance of receivables that constitute overconcentrations allocated to the series, which will also result in a corresponding increase in the available subordinated amount. The overconcentration amounts are calculated on each determination date based on amounts on the last day of the prior month.

The "dealer overconcentration" is the excess of:

- the aggregate principal balance of receivables originated in the designated accounts of a dealer or a group of affiliated dealers, over

- __% [(or __% in the case of dealers affiliated with AutoNation, Inc.)] of the pool balance.

[The "development dealer overconcentration" is the excess of:

- the aggregate principal balance of receivables relating to dealers in which Ford or any affiliate of Ford has an equity investment exceeding __% (as determined according to the servicer's customary policies and procedures), known as "development dealers," over

- __% of the pool balance.]

The "fleet vehicle overconcentration" is the excess of:

- the aggregate principal balance of receivables originated in designated accounts that are used by the servicer for fleet purchases of vehicles by the related dealer, over

- __% of the pool balance.

The "manufacturer overconcentration" is the sum of:

- the excess of:

  — the aggregate principal balance of receivables related to financed vehicles made by a single manufacturer (other than Ford or one of its affiliated manufacturers) with a long-term credit rating of at least ["A-"] by Standard & Poor's and Fitch (if rated by Fitch), and ["A3"] by Moody's (if rated by Moody's), over

  — __% of the pool balance, plus

- the excess of:

  — the aggregate principal balance of receivables related to financed vehicles made by a single manufacturer (other than Ford or one of its affiliated manufacturers) with a long-term credit rating of ["BBB+"] or lower by Standard & Poor's or unrated by Standard & Poor's, or ["BBB+"] or lower by Fitch (if rated by Fitch), or ["Baa1"] or lower by Moody's (if rated by Moody's), over

  — __% of the pool balance.

The "medium and heavy truck overconcentration" is the excess of:

- the aggregate principal balance of receivables related to financed medium- and heavy trucks, over

- __% of the pool balance.

The "used vehicle overconcentration" is the excess of:

- the aggregate principal balance of receivables related to financed used and program vehicles, over

- __% of the pool balance.

The overconcentration definitions, including the percentages stated in the definitions, may be modified without the consent of the Series 20__-__ noteholders so long as the rating agency condition is satisfied for each rating agency then rating the notes. "Rating agency condition" means, for any proposed action, (a) for _____, that the rating agency has confirmed that the proposed action will not result in a downgrade or withdrawal of its then current rating of any Series 20__-__ notes, and (b) for _____, that the trust has given 10 business days' prior notice to the rating agency of the proposed action and the rating agency has not confirmed within that period that the action will result in a downgrade or withdrawal of its then-current rating of any Series 20__-__ notes.

Servicing Compensation and Payment of Expenses

The share of the servicing fee and the back-up servicing fee allocated to Series 20__-__ for a payment date is the monthly servicing fee and the monthly back-up servicing fee. The portion of the monthly servicing fee and the monthly back-up servicing fee that is attributable to the depositor interest is the "monthly depositor servicing fee," and that amount will be deducted from amounts otherwise payable to the depositors and deposited in the collection account for each payment date.

The "monthly servicing fee" will equal one-twelfth of the product of (a) __%, multiplied by (b) the percentage equal to (i) the floating investor percentage, divided by (ii) the sum of the floating investor percentages for all series for that month, multiplied by (c) the pool balance on the last day of the prior month.

The "monthly back-up servicing fee" for a month will equal one-twelfth of the product of (a) __%, multiplied by (b) the percentage equal to (i) the floating investor percentage, divided by (ii) the sum of the floating investor percentages for all series for that month, multiplied by (c) the pool balance on the last day of the prior month.

The "monthly depositor servicing fee" for a month will equal one-twelfth of the product of (a) the product of (i) the sum of __% and __%, multiplied by (ii) 100% minus the sum of the floating investor percentages for all series for that month, multiplied by (iii) the pool balance on the last day of the prior month, multiplied by (b) the percentage equal to (i) the floating investor percentage, divided by (ii) the sum of the floating investor percentages for all series that month.

If the back-up servicer becomes the successor servicer, amounts in a back-up servicer reserve account will be used to pay the transition costs of the back-up servicer. Transition costs in excess of the amount in the back-up servicer reserve account will be paid from available investor interest collections as described above in item (15) of *"— Application of Investor Collections — Payment of Interest, Fees and Other Items."*

For more information about the back-up servicer, you should read "Transaction Parties — Back-up Servicer."

Groups

Excess Interest Sharing Group One. Series 20__-__ will be included in a group of series referred to as "excess interest sharing group one." Excess interest collections for the series, as described above in item (16) of "*— Application of Investor Collections — Payment of Interest, Fees and Other Items,*" will be made available to other series in excess interest sharing group one whose share of interest collections is not sufficient to make required payments or deposits for that series. If available investor interest collections for the series are insufficient to make all required payments and deposits, the series will have access to excess interest collections from other series in excess interest sharing group one. Each series that is part of excess interest sharing group one and has a shortfall will receive a share of the total amount of excess interest collections available for that month based on the amount of shortfall for that series, divided by the total shortfall for all series in excess interest sharing group one for that month.

__Principal Sharing Group One__. Series 20__-__ will be included in a group of series referred to as "principal sharing group one." Shared principal collections for the series, as described above in item (3) of "— *Application of Investor Collections — Payment of Principal,*" will be made available to other series in principal sharing group one whose share of principal collections is not sufficient to make required payments or deposits for that series. If available investor principal collections for the series (determined without shared principal collections from other series) are insufficient to make all required payments and deposits, the series will have access to shared principal collections from other series in principal sharing group one. Shared principal collections will be used to reimburse principal shortfalls, but not to reimburse defaulted receivables allocated to the series. Each series that is part of principal sharing group one and has a principal shortfall will receive a share of the total amount of shared principal collections available for that month based on the amount of shortfall for that series, divided by the total shortfall for all series in principal sharing group one for that month. To the extent that shared principal collections exceed principal shortfalls, the balance will be deposited in the excess funding account if needed to increase the net adjusted pool balance to the required pool balance and then paid to the depositors.

Amortization Events

The "amortization events" for Series 20__-__ consists of the following "series amortization events":

(1)   either depositor fails (a) to make a payment or deposit within five business days of when the payment or deposit is required to be made, or (b) to observe or perform in a material respect other covenants or agreements of the depositor in the related sale and servicing agreement, the indenture or the Series 20__-__ indenture supplement that adversely affects the amount or timing of payments to be made to the Series 20__-__ noteholders and continues for 60 days after it receives notice of the failure,

(2)   a representation by either depositor in the related sale and servicing agreement, the indenture or the Series 20__-__ indenture supplement, or any information required to be given by the depositor under the related sale and servicing agreement to identify the designated accounts is determined to be incorrect in a material respect when made or delivered that adversely affects the amount or timing of payments to be made to the Series 20__-__ noteholders and which continues to be incorrect for 60 days after it receives notice of the failure, except that an amortization event will not occur if the depositor accepted reassignment of the related receivables during the 60-day period,

(3)   a servicer termination event occurs that adversely affects the amount or timing of payments to be made to the Series 20__-__ noteholders,

(4)   the notes are not paid in full on the expected final payment date,

(5)   the average of the monthly payment rates on the receivables for the three prior months is less than __%,

(6)   the available subordinated amount is less than the required subordinated amount on a payment date, after giving effect to any payments to be made on that payment date, and the shortfall continues for five business days; *provided*, that any reduction of the available subordinated amount resulting from reallocations of the available depositor principal collections to pay interest on the notes if LIBOR is equal to or greater than the prime rate on which interest on the receivables is calculated on the LIBOR determination date will be considered an amortization event only if LIBOR remains equal to or greater than the prime rate for the 30 days following that LIBOR determination date,

(7)   the amount in the excess funding account exceeds [__]% of the sum of the adjusted invested amounts of all series for three consecutive months, after giving effect to any payments to be made on each related payment date, and

(8)   the notes are accelerated after an event of default.

In the case of an event described in items (1) to (3) above that occurs and is continuing, an amortization event for Series 20__-__ will occur only if either the indenture trustee or the holders of a majority of the note balance of the Series 20__-__ notes declare there to be an amortization event. In the case of an event described in items (4) to (8) above, an amortization event for Series 20__-__ will occur on the occurrence of the event without any notice or other action on the part of the indenture trustee or the holders of the Series 20__-__ notes.

Additionally, the following "trust amortization events" apply to all series:

- a depositor fails to sell to the trust receivables originated in additional eligible accounts to maintain the pool balance at required levels within ten business days,

- the bankruptcy or dissolution of a depositor, Ford Credit or Ford, unless for Ford Credit or Ford, the rating agency condition is satisfied for each rating agency then rating any series or class, or

- the trust becomes subject to regulation as an "investment company" within the meaning of the Investment Company Act of 1940.

In the case of a trust amortization event, an amortization event for all series will occur on the occurrence of the event without any notice or other action on the part of the indenture trustee or the holders of any series of notes.

Events of Default and Acceleration

The occurrence of any of the following for a series will be an "event of default" for that series under the indenture:

- the trust fails to pay interest due on any note which continues for 35 days,

- the trust fails to pay the principal of any note in full on its final maturity date,

- the trust fails to observe or perform any covenant or agreement made in the indenture, or a breach by the trust of a representation made in the indenture, which will cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class, and the failure or breach continues for 60 days after notice was given to the trust by the indenture trustee or to the trust and the indenture trustee by holders of at least 25% of the note balance of the affected series, or

- the bankruptcy or dissolution of the trust

Failure to pay the principal of a note in full on its expected final payment date is not an event of default. An event of default for one series will not necessarily be an event of default for another series.

Except in some limited circumstances, if the indenture trustee knows of an event that with notice or lapse of time or both would become an event of default for a series, it must notify all noteholders of the series within 90 days. If, for a series, the trust knows of an event that with notice or lapse of time or both would become an event of default of the type described in the third item above, it must notify the indenture trustee within five business days. If the indenture trustee knows of an event of default for a series, it must notify the noteholders of the series within five business days. The servicer must notify the trust, the back-up servicer, the indenture trustee and each of the rating agencies within five business days of obtaining actual knowledge of an event of default.

If a series has been accelerated, the indenture trustee may, and at the direction of noteholders of a majority of the note balance of that series must, begin proceedings to obtain possession of the trust property and for the collection of amounts payable on that series and enforce any judgment obtained. In some circumstances, the indenture trustee may sell the trust property allocable to that series. The holders of a majority of the note balance of a series may waive any default for that series before the notes of that series have been accelerated, except for a default (a) in the payment of principal or interest, or (b) relating to a covenant or agreement in the indenture that requires the unanimous consent of the noteholders of each affected series in order to be modified.

Acceleration of the Notes. If an event of default occurs because of bankruptcy or dissolution of the trust, the notes of all series will be accelerated automatically. If an event of default occurs for a series for another reason, the indenture trustee or the holders of a majority of the note balance of that series may accelerate the notes of that series and declare them to be immediately due and payable. Any acceleration of the notes may, subject to the satisfaction of certain conditions, be rescinded by the holders of a majority of the note balance of that series.

When a series is accelerated, an early amortization period will begin and principal and interest collections allocated to that series will be applied to make monthly principal and interest payments on the notes of that series until the earlier of the date the notes are paid in full or the final maturity date of that series. Funds in the collection account and excess funding account allocable to that series and other trust accounts for the series will be applied to pay principal and interest on that series.

Remedies Following Acceleration. If a series has been accelerated and the indenture trustee has not received any directions from the noteholders about the time, method and place of conducting a proceeding for any remedy available to the indenture trustee, the indenture trustee may continue to hold the trust property allocable to that series and apply collections on that trust property to make payments on those notes.

If an event of default has occurred and the series has been accelerated, the indenture trustee:

- may at its own election or at the direction of the holders of a majority of the note balance of that series:

  — begin proceedings for the collection of all amounts payable on the notes,

  — take another appropriate action to protect and enforce the rights and remedies of the indenture trustee and the noteholders, or

  — sell the trust property allocable to that series, but only if the indenture trustee determines that the proceeds of the sale will be sufficient to pay the principal of and interest on the accelerated notes in full, and

- must, at the direction of the holders of all of the note balance of that series or as stated in the indenture supplement, cause the trust to sell the portion of the trust property allocable to that series, regardless of the sufficiency of the proceeds from the sale to pay the principal of and interest on the accelerated notes in full.

Following the sale of the trust property allocable to the accelerated series and the application of the proceeds of that sale and of the amounts then held in the collection account and the excess funding account allocable to that series and any trust accounts for that series and amounts available from enhancement for that series, that series will no longer be entitled to any allocation of collections or other trust property under the indenture or the indenture supplement, and those notes will no longer be outstanding.

Standard of Care of the Indenture Trustee Following an Event of Default. If an event of default has occurred and is continuing, the indenture trustee must exercise its rights and powers under the indenture using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs. The holders of a majority of the note balance of the affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee following an event of default and acceleration of the affected series.

Limitation on Suits. No noteholder will have the right to begin any legal proceeding for any remedy under the indenture or an indenture supplement unless:

- the noteholder notified the indenture trustee of a continuing event of default,

- the holders of at least 25% of the note balance of the affected series requested the indenture trustee to begin the legal proceeding,

- the requesting noteholders offered reasonable security or indemnity satisfactory to the indenture trustee against any liabilities that the indenture trustee may incur in complying with the request,

- the indenture trustee failed to begin the legal proceeding within 60 days after its receipt of the notice, request and offer of indemnity, and

- the holders of a majority of the note balance of the affected series have not given the indenture trustee any inconsistent direction during the 60-day period.

A noteholder, however, has the right to begin at any time a proceeding to enforce its right to receive all amounts of principal and interest due and owing to it under its note, and that right may not be impaired without the consent of the noteholder.

The indenture trustee and the noteholders of each series and the other secured creditors of the trust will agree not to begin a bankruptcy proceeding against the trust.

Satisfaction and Discharge of the Indenture

The indenture and the indenture supplement for any series will not be discharged until:

- the indenture trustee receives all notes of the series for cancellation or, with certain limitations, funds sufficient to pay all notes of the series in full,

- the trust pays all amounts payable by it under the transaction documents, and

- the trust delivers an officer's certificate and a legal opinion each stating that all conditions to the satisfaction and discharge of the indenture and the indenture supplement for the series have been satisfied.

Amendments to the Indenture and Indenture Supplements

The indenture trustee and the trust may amend the indenture or the indenture supplement for a series without the consent of the noteholders of any series for limited purposes, including to:

- further protect the indenture trustee's interest in the receivables and other trust property subject to the lien of the indenture,

- add to the covenants of the trust for the benefit of the noteholders,

- transfer or pledge any additional property to the indenture trustee,

- correct any ambiguity, correct any mistake or add a term that is not inconsistent with other terms of the indenture or the indenture supplement, so long as the administrator certifies that the correction will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class, and

- modify, eliminate or add terms required by or necessary to qualify the indenture under the Trust Indenture Act.

Except as provided below, the indenture trustee and the trust may amend the indenture or the indenture supplement for a series to add, change or eliminate a term or modify the rights of all noteholders under the indenture or the rights of noteholders of the related series under the indenture supplement (a) without the consent of the noteholders if (i) the administrator certifies that the amendment will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class and (ii) each rating agency then rating a series provides "rating agency confirmation," under which the rating agency generally either (1) confirms that the amendment will not result in a reduction or withdrawal of the then-current ratings of the notes of each of those series or (2) within ten business days of receiving notice of the amendment, does not provide notice that the amendment will result in a reduction or withdrawal of the then-current ratings of the notes of each of those series or (b) with the consent of the holders of a majority of the note balance of each series. In each case, the indenture trustee must receive a legal opinion that for federal income tax purposes, the amendment will not cause any note to be considered sold or exchanged or cause the trust to be treated as an association or publicly traded partnership taxable as a corporation.

The prior consent of all adversely affected noteholders of a series will be required for any amendment to the indenture or the indenture supplement that:

- changes the terms for amending the indenture or the indenture supplement or voting or consent under the indenture or the indenture supplement,

- changes the principal amount of or interest rate on any note of that series, the expected final maturity date of the notes of that series, the priority of payments or how principal or interest payments are calculated or made on the notes of that series,

- impairs the right of noteholders of that series to begin suits to enforce the indenture or the indenture supplement, or

- permits the creation of a lien ranking prior or equal to, or impairs, the lien of the indenture trustee on the trust property.

Reopening of Series

The trust may, without notice to or the consent of, the Series 20__-__ noteholders, issue additional notes of any class if:

- the rating agency condition is satisfied for each rating agency rating the Series 20__-__ notes,

- the depositors certify that the additional issuance will not cause an amortization event for another series,

- after the additional issuance the amount in the reserve account equals the required reserve account amount,

- on or before the additional issuance of any class (treating the Class A-1 and Class A-2 notes as a single class), the trust has issued notes of each class that is junior to that class so that the proportion of the note balance of the junior class to the note balance of the more senior class is equal to or greater than the proportion that existed on the closing date, and

- after the additional issuance the net adjusted pool balance equals or exceeds the required pool balance.

New Issuances

The depositors may cause the trust to issue a new series under an indenture supplement without the consent of any noteholder of any series previously issued by the trust. Each series may have different terms and enhancements from another series, including different expected final payment dates and series early amortization events, which may cause some series to amortize earlier than others. The trust may offer a series under a prospectus, an offering memorandum supplement or in transactions either registered under the Securities Act of 1933 or exempt from registration, directly, through one or more underwriters, initial purchasers or placement agents, in fixed-price offerings or in negotiated transactions. The series may have different terms from those described in this prospectus. If the trust has other series outstanding at the time it issues a new series, the prospectus, offering memorandum or other disclosure document for the new series will list the main characteristics of those other series.

A new series may only be issued if, among other things, the following conditions are satisfied:

- an indenture supplement specifying the principal terms of the new series is delivered to the owner trustee and the indenture trustee,

- the rating agency condition is satisfied for the rating agencies for each series,

- the depositors certify that the new issuance will not cause an amortization event or an event of default to occur for any series, or materially and adversely affect the amount or timing of payments to be made to the noteholders of any series,

- the indenture trustee receives a legal opinion that for federal income tax purposes, the new issuance will not cause the notes of any series to fail to qualify as debt or cause the trust to be treated as an association (or publicly traded partnership) taxable as a corporation, and

- after the new issuance, the net adjusted pool balance exceeds the required pool balance.

Noteholder Communication with Indenture Trustee

A noteholder may communicate with the indenture trustee and provide notices and make requests and demands and give directions to the indenture trustee through the procedures of the DTC and by notice to the indenture trustee. If the noteholder is not a noteholder of record, the noteholder must provide a written certification stating that the noteholder is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note. The indenture trustee will not be required to take action in response to requests, demands or directions of the noteholders unless the noteholders have offered reasonable security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction.

Noteholder Communication

Three or more noteholders may request a list of all noteholders of the trust maintained by the indenture trustee for the purpose of communicating with other noteholders about their rights under the

indenture or under the notes. Any request must be accompanied by a copy of the communication that the requesting noteholders propose to send.

A noteholder may also send a request to the trust or to the servicer, on behalf of the trust, stating that the noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents. The requesting noteholder must include in the request a description of the method by which other noteholders may contact the requesting noteholder. If the requesting noteholder is not a noteholder of record, the noteholder must provide a written certification stating that the requesting noteholder is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note. The trust will promptly deliver any request to the servicer. On receipt of a communication request, the servicer will include in the Form 10-D filed in the next month the following information:

- a statement that the trust received a communication request,

- the date the request was received,

- the name of the requesting noteholder,

- a statement that the requesting noteholder is interested in communication with other noteholders about the possible exercise of rights under the transaction documents, and

- a description of the method by which the other noteholders may contact the requesting noteholder.

Book-Entry Registration

The notes will be available only in book-entry form except in the limited circumstances described below. All notes will be held in book-entry form by The Depository Trust Company, or "DTC," in the name of Cede & Co., as nominee of DTC. Investors' interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream Banking Luxembourg S.A. or Euroclear Bank S.A./N.V., which will hold positions on behalf of their customers or participants through their depositories, which in turn will hold positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Noteholders who hold their notes through DTC will follow the settlement practices for U.S. corporate debt obligations. Investors who hold global notes through Clearstream or Euroclear accounts will follow the settlement procedures for conventional eurobonds, except that there will be no temporary global notes and no "lock-up" or restricted period.

Actions of noteholders under the indenture will be taken by DTC on instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes according to DTC's rules and procedures.

Prospective noteholders should review the rules and procedures of DTC, Clearstream and Euroclear for clearing, settlement, payments and tax withholding applicable to their purchase of the notes. In particular, investors should note that DTC's rules and procedures limit the ability of the issuer and the indenture trustee to make post-payable adjustments for principal and interest payments after a period of time, which may be as short as 90 days.

Notes will be issued in physical form to noteholders only if:

- the administrator determines that DTC is no longer willing or able to discharge properly its responsibilities as depository for the notes and the administrator or the depositors cannot appoint a qualified successor,

- the administrator terminates the book-entry system through DTC, or

- after the occurrence of an event of default or a servicer termination event, the holders of a majority of the note balance of a series notify the indenture trustee and DTC to terminate the book-entry system through DTC (or a successor to DTC) for that series.

Payments of principal and interest on definitive notes will be made by the indenture trustee on each payment date to registered holders of definitive notes as of the end of the prior month. The payments will be made by check mailed to the address of the holder as it appears on the register maintained by the indenture trustee. The final payment on a definitive note will be made only on presentation and surrender of the definitive note at the address stated in the notice of final payment to the noteholders.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or a note registrar. No service charge will be imposed for registration of transfer or exchange, but the indenture trustee may require payment of an amount sufficient to cover any tax or other governmental charge related to a transfer or exchange.

Notes Owned by Transaction Parties

Notes owned by the trust, the depositors, the servicer or any of their affiliates will not be included for purposes of determining whether a stated percentage of any series or class has taken any action under the indenture or any transaction document.


CREDIT ENHANCEMENT


The credit enhancement described below is available only for Series 20__-__. Series 20__-__ will not be entitled to the series enhancement available to any other series that the trust already issued or may issue in the future.

Reserve Account

The indenture trustee will establish the reserve account for the benefit of the Series 20__-__ noteholders. If, on a payment date, available investor interest collections, excess interest collections available for the series from other series in excess interest sharing group one and available depositor collections allocated to the series, are insufficient to fund certain of the amounts required to be paid on that date, as described above in items (1) to (7) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items*," the indenture trustee will apply amounts in the reserve account to the extent available to cover these shortfalls.

On the closing date, $_____ (or __% of the initial note balance of the series) will be deposited in the reserve account. The "reserve account required amount" for a payment date is __% of the initial note balance of the series, except that (a) for a payment date relating to a subordination step-up period, the depositors may elect to increase the percentage by the step-up percentage, instead of increasing the subordination factor and (b) for a payment date relating to the early amortization period, the percentage will increase to __% of the initial note balance of the series, unless the depositors have already elected to increase the percentage under clause (a). However, the depositors may reduce these percentages if the rating agency condition is satisfied for each rating agency then rating the notes.

If, on a payment date, the amount in the reserve account is less than the reserve account required amount, after making other required payments and deposits, the indenture trustee will deposit available investor interest collections, excess interest collections available for the series from other series in excess interest sharing group one and available depositor collections allocated to the series, up to the amount of the shortfall, in the reserve account, as described above in item (8) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items.*"

After the earlier of the payment in full of the series and the final maturity date, any funds remaining in the reserve account will be included in available investor principal collections.

Subordination

Series 20__-__ is structured so that the trust will pay interest and principal to each class sequentially in order of seniority. Thus, the trust will not pay interest on a class of notes until the interest due on all more senior classes of notes is paid in full and will not pay principal on a class of notes until the principal amount of all more senior classes of notes is paid in full.

In addition, the subordinated notes bear the risk of reduction of their invested amount due to defaulted receivables and principal collections used to pay interest before each more senior class of notes.

For more information about defaulted receivables and principal collections used to pay interest, you should read "— Defaulted Receivables and Principal Collections Used to Pay Interest" above.

These subordination features provide credit enhancement to more senior classes of notes, with the Class A notes benefiting the most.

Available Subordinated Amount

If, on a payment date, available investor interest collections and excess interest collections available for the series from other series in excess interest sharing group one are insufficient to fund amounts in items (1) to (10) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items*," then available depositor collections will be applied to cover those shortfalls. An application of available depositor principal collections will reduce the available subordinated amount. In addition, during an early amortization period, available depositor collections will be available to make principal payments on the notes, as described above in item (2) of "*Application of Investor Collections — Payment of Principal,*" but an application of available depositor interest collections and available depositor principal collections will not reduce the available subordinated amount. In both cases, available depositor principal collections may be included in available depositor collections in an amount that does not exceed the available subordinated amount.

If, on a payment date, (a) the defaulted receivables allocated to the series exceed the amounts available to cover those defaulted receivables or (b) any principal collections are used to pay interest on the notes, in each case, as described above in *"— Application of Investor Collections — Payment of Interest, Fees and Other Items,*" then the available subordinated amount (after giving effect to any reductions on that date) will be reallocated to the invested amount for the series in an amount up to the sum of the excess defaulted receivables and that amount of available investor principal collections used to pay interest to avoid a reduction in the invested amount for the series. The available subordinated amount will be reduced by the amount reallocated.

The "available subordinated amount" for the series on the first determination date will be $_____ plus the incremental subordinated amount for that date.

On each later determination date, the available subordinated amount will equal the lesser of:

- the required subordinated amount for that determination date, and

- an amount equal to:

  — the available subordinated amount for the prior determination date, minus

  — the amount of available depositor principal collections used to cover shortfalls of the payments and deposits to be made on the related payment date, as described above in items (1) to (10) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items*," minus

  — the amount of the available subordinated amount reallocated to the invested amount to avoid a reduction in the invested amount of the series due to defaulted receivables or principal collections used to pay interest, as described above in "— *Defaulted Receivables and Principal Collections Used to Pay Interest*," plus

  — the amount of available investor interest collections paid to the depositors to increase the available subordinated amount, as described above in item (13) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items*," minus

  — the incremental subordinated amount for the prior determination date, plus

  — the incremental subordinated amount for the current determination date, minus

  — the subordinated percentage of the increase in the Series 20__-__ excess funding amount since the prior payment date to the following payment date, plus

  — the subordinated percentage of the decrease in the Series 20__-__ excess funding amount since the prior payment date to the following payment date, plus

  — an amount equal to the increase, if any, in the required subordinated amount as a result of a change in the subordination factor since the prior determination date, minus

  — an amount equal to the decrease, if any, in the required subordinated amount as a result of a change in the subordination factor since the prior determination date, plus

  — any increases made by the depositors, as described in the next paragraph.

The depositors may at any time increase the available subordinated amount so long as the cumulative amount of the increases does not exceed ___% of the initial note balance of the series. The depositors will not be under any obligation to increase the available subordinated amount at any time. If the available subordinated amount falls below the required subordinated amount, an amortization event may occur for Series 20__-__. However, the depositors may elect to increase the available subordinated amount at the time an amortization event would occur to prevent or delay the occurrence of the amortization event.

The "required subordinated amount" for Series 20__-__ for any date will equal:

- the product of (a) the subordinated percentage for that date, multiplied by (b) the excess of the initial note balance of the series over the Series 20__-__ excess funding amount (after giving effect to any changes in that amount on that date), plus

- the incremental subordinated amount for that date.

The "subordinated percentage" for Series 20__-__ will equal the subordination factor, divided by the excess of 100% over the subordination factor.

The "subordination factor" for the Series 20__-__ notes is ____%, but will increase to ____% during a subordination step-up period, unless the depositors elect to increase the reserve account required amount and deposit the related increase amount in the reserve account. A "subordination step-up period" will begin on any determination date for which the average of the monthly payment rates on the receivables for the three prior months is less than __%, and will continue until any later determination date for which the average of the monthly payment rates on the receivables for the three prior months is greater than or equal to __%.

The subordinated percentage will equal approximately ____% when calculated using a subordination factor of ____% and will equal approximately ____% when calculated using a subordination factor of ____%. The difference between these percentages is the "step-up percentage."

The "incremental subordinated amount" for Series 20__-__ for any determination date will equal:

- a fraction:

    — the numerator of which is (a) the adjusted invested amount on the payment date following that determination date (after giving effect to any changes to be made in that amount on that payment date), plus (b) the product of the initial note balance of the series multiplied by the excess of the required pool percentage over 100%, plus (c) the required subordinated amount on that determination date (without giving effect to the incremental subordinated amount), minus (d) the Series 20__-__ excess funding amount on that determination date (after giving effect to any changes in that amount on that determination date), and

    — the denominator of which is the pool balance on that determination date, multiplied by

- the excess of (a) the aggregate principal balance of ineligible receivables and receivables that contribute to overconcentrations for that determination date, over (b) the aggregate principal balance of ineligible receivables and receivables that contribute to overconcentrations that, in each case, became defaulted receivables on or after the prior determination date and before the current determination date.

Excess Spread

"Excess spread" for the series for a payment date will be the amount, if any, by which available investor interest collections exceeds the interest payments on the notes and the senior fees and expenses of the trust, as described above in items (1) to (6) of "— *Application of Investor Collections — Payment of Interest, Fees and Other Items*." Any excess spread will be available on each payment date to cover shortfalls in other items in the priority of payments, including to cover losses on any defaulted receivables allocated to the series and to make required deposits in the reserve account.

SERVICING THE RECEIVABLES AND THE SECURITIZATION TRANSACTION

The servicer will service the receivables under a sale and servicing agreement among the trust, the depositor and the servicer. The following description summarizes the main terms of the sale and servicing agreement but is not a complete description of the entire agreement. For more details about the sale and servicing agreement, you should read the form of sale and servicing agreement that is included as an exhibit to the registration statement filed with the SEC that includes the prospectus.

Servicing Duties

Under the sale and servicing agreements, the servicer's main duties in servicing the receivables are:

- verifying payoff of the receivables after the sale of the financed vehicles,

- collecting and applying all payments made on the receivables,

- monitoring dealer credit line balances,

- conducting on-site vehicle inventory audits,

- sending invoices and responding to dealer inquiries,

- processing adjustments to the principal balance of the receivables,

- administering processing days violations, payment and other defaults, status accounts and charge-offs,

- administering enforcement proceedings on defaulted accounts,

- maintaining accurate and complete records and computer systems for the servicing of the receivables,

- instructing the indenture trustee or the trust to make withdrawals and payments from the trust bank accounts, and

- providing monthly investor reports and directions to the indenture trustee.

Ford Credit also acts as custodian and maintains custody of the receivables files for the trust.

Servicing Procedures and Servicer Covenants

The servicer will service the receivables according to the policies and procedures that it uses in servicing dealer floorplan receivables for its own account or for others and in material compliance with law. In servicing the receivables, the servicer may change its policies and procedures and the terms relating to the accounts designated to the trust if:

- it will not cause an amortization event or an event of default to occur or adversely affect the amount or timing of payments to be made to the noteholders of any series,

- the change applies to all dealer floorplan accounts owned or serviced by the servicer, and

- in the case of a reduction in the rate of interest charged on the receivables, the reduction will not cause the interest earned on the receivables to be less than the interest payable on the notes and the servicing fee and back-up servicing fee, if any.

The servicer may not:

- permit the rescission or cancellation of a receivable, except as ordered by a court or other government authority,

- do anything to impair the rights of the noteholders in the receivables,

- reschedule, revise or defer payments due on a receivable, except according to its policies and procedures, or

- sell, transfer or pledge to another person or permit the creation or existence of a lien on the receivables sold to the trust, except for the lien of the indenture.

If Ford Credit discovers or is notified that it breached any of its covenants as servicer, and the breach has a material adverse effect on any receivables, Ford Credit will purchase those receivables as of the first day of the month that begins more than 60 days following the discovery or notice, unless it corrects the breach before that date. The purchase price will be the principal balance of the affected receivables plus accrued interest and will be paid to the trust at least two business days before the payment date immediately following the end of the cure period. This purchase is the only remedy available to the noteholders in case of a breach by Ford Credit of its servicer covenants. Under the sale and servicing agreements, a successor servicer will not be obligated to repurchase receivables.

The servicer will also agree to notify the indenture trustee and the rating agencies of an event of default, amortization event or servicer termination event within five business days of obtaining actual knowledge of the event.

Servicing Fees and Payment of Expenses

The servicer will receive a fee for its servicing activities and reimbursement of expenses incurred in administering the trust. This servicing fee will accrue for each series in the amounts and will be calculated as described in "*Description of the Notes — Servicing Compensation and Payment of Expenses*." Each series' servicing fee will be payable from interest collections allocable to that series in the priority described in "*Description of the Notes — Payment of Interest, Fees and Other Items*." No noteholder or the trust will be responsible for any servicing fee allocable to the depositor interest, unless the servicing fee is allocated to the related series from the amounts distributable to the depositors. The servicer may elect to lower the percentage used to calculate the servicing fee.

Trust Bank Accounts

The indenture trustee established and will maintain for the benefit of the noteholders of all series, a "collection account" and an "excess funding account." The servicer will deposit in the collection account collections on the receivables up to the amount required for payment on the next payment date as described below under "*— Deposit of Collections*."

For more information about the excess funding account, you should read "Pool Balance, Depositor Amount and Allocations — Excess Funding Account."

At the direction of the servicer, the funds will be invested in highly rated investments that mature on or before the day the funds are required to be available for payment. All net investment earnings from those investments will be treated as interest collections.

Funds in the trust bank accounts will be trust property and the servicer will have no access to the funds in the trust bank accounts. Only the indenture trustee may withdraw funds from these accounts to pay trust obligations, including payments to the noteholders. The indenture trustee will make payments from the collection account to the noteholders and others based on information provided by the servicer.

Deposit of Collections

The servicer will deposit the payments collected on the receivables in the collection account until it has deposited the required amounts for each month. The amount that the servicer is required to deposit for that series will depend on whether the series is in its revolving period or accumulation or amortization periods, but generally will equal the amounts required to be paid for the series on the next payment date.

The servicer will deposit the required amounts in the collection account no later than two business days after processing the payments to the accounts of the dealers. However, if Ford Credit's short-term unsecured debt is rated equal to or higher than "R-1 (middle)" by DBRS, "F1" by Fitch, "P-1" by Moody's and "A-1" by Standard & Poor's, if such rating agency is rating any notes issued by the trust, and if no servicer termination event has occurred, Ford Credit may deposit collections in the collection account on the business day before each payment date. On that date, Ford Credit will deposit in the collection account funds only to the extent that those funds are required for deposit in other trust accounts or for payments to the noteholders, the depositors and other parties. The servicer may retain its servicing fee for any series and will not be required to deposit the fee in the collection account.

Delegation of Duties

The servicer may delegate its duties and may perform its duties through subcontractors. No delegation or subcontracting will relieve the servicer of responsibility for its duties and the servicer will remain responsible for its duties. The servicer will be responsible for paying the fees of any contractors it employs.

Liability and Indemnification

Ford Credit will be liable for all of its obligations, covenants and representations as servicer under each sale and servicing agreement. Ford Credit will be under no obligation to appear in, prosecute or defend any legal action that is not incidental to its servicing responsibilities and that may expose it to any expense or liability.

Ford Credit will indemnify the trust, the owner trustee and the indenture trustee for all liabilities and damages relating to the willful misconduct, bad faith or negligence in the performance of its duties as servicer under each sale and servicing agreement.

Amendments to Sale and Servicing Agreements and Receivables Purchase Agreements

Each sale and servicing agreement may be amended with prior notice to the rating agencies for each series:

- without the consent of any noteholders, to correct an ambiguity or to correct or supplement any inconsistent term, if the administrator certifies that the action will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class,

- without the consent of any noteholders, to add, modify or eliminate a term or modify in any manner the rights of the noteholders, if (a) the administrator certifies that the amendment will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class, and (b) the rating agency condition is satisfied for the rating agencies for each series,

- with the consent of the holders of a majority of the note balance of each adversely affected series, to make another change, except as described below, and

- with the consent of each noteholder affected, to (a) reduce the amount or delay the timing of a payment or deposit, (b) change the manner of calculating the interests of a noteholder in the trust property, and (c) reduce the percentage of the note balance of the notes required to consent to an amendment.

Each receivables purchase agreement may be amended with prior notice to the rating agencies for each series:

- without the consent of any noteholders, to correct an ambiguity or to correct or supplement any inconsistent term, if the related depositor certifies that the action will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class,

- without the consent of any noteholders, to add, modify or eliminate a term or modify the rights of the noteholders, if (a) the related depositor certifies that the amendment will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class, and (b) the rating agency condition is satisfied for the rating agencies for each series,

- with the consent of the holders of a majority of the note balance of each adversely affected series, to make another change, except as described below, and

- with the consent of each noteholder affected, to (a) reduce the amount or delay the timing of a payment or deposit, (b) change the manner of calculating the interests of a noteholder in the trust property, and (c) reduce the percentage of the note balance required to consent to an amendment.

Resignation and Termination of Servicer

The servicer may not resign unless performance of its duties is no longer permissible under law and a successor servicer has assumed its servicing obligations.

The servicer may be terminated if a servicer termination event occurs. A "servicer termination event" is:

(1)   failure by the servicer to make a payment, transfer or deposit, or to instruct the indenture trustee to make a payment, transfer or deposit, on the required date that continues for five business days,

(2)   failure by the servicer to observe or perform its other covenants or agreements if the failure:

- causes an amortization event or an event of default to occur, adversely affects the amount or timing of payments to be made to the noteholders of any series or class or causes the net adjusted pool balance to be less than the required pool balance, and

- continues unremedied for 60 days after notice to the servicer by the indenture trustee, or to the servicer and the indenture trustee by holders of 10% or more of the note balance of all affected series,

(3)   a representation made by the servicer in the sale and servicing agreement, or in any certificate delivered as required by the sale and servicing agreement, is later determined to have been incorrect when made and it:

- causes an amortization event or an event of default to occur, adversely affects the amount or timing of payments to be made to the noteholders of any series or class or causes the net adjusted pool balance to be less than the required pool balance, and

- continues unremedied for 60 days after notice to the servicer by the indenture trustee or to the servicer and the indenture trustee by noteholders of 10% or more of the note balance of all affected series,

(4)   the assignment or delegation by the servicer of its duties, except as permitted under the sale and servicing agreement, or

(5)   the bankruptcy of the servicer.

A delay in or failure of performance referred to in clause (1) above for 10 business days after the cure period, or referred to in clause (2) or (3) for 60 business days after the cure period, will not be a servicer termination event if the delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and the delay or failure was caused by an act of god or other similar occurrence outside the reasonable control of the servicer. If any of these events occur, the servicer must use all commercially reasonable efforts to perform its obligations in a timely manner and must notify the indenture trustee and the trust of its failure or delay, together with a description of its efforts to perform its obligations.

The servicer must notify the indenture trustee and the rating agencies of the occurrence of a servicer termination event within five business days of obtaining actual knowledge of the event.

As long as a servicer termination event remains unremedied, the indenture trustee or the holders of a majority of the note balance of all series may terminate the servicer.

Back-up Servicer

The back-up servicer will review the servicer's operations annually, receive monthly receivables data and confirm certain information on the monthly investor reports using a data dictionary of the terms used in Ford Credit's dealer floorplan receivables system. If the servicer resigns or is terminated, the back-up servicer will be the successor servicer.

As compensation for performing its duties, the trust will pay a fee to the back-up servicer and reimburse the back-up servicer for certain expenses in performing its duties.

The servicer may terminate the back-up servicer if the back-up servicer breaches its representations and covenants, fails to perform its obligations, ceases to have a long-term debt rating of at least "BBB-" from Standard & Poor's or "Baa3" from Moody's, or becomes subject to a bankruptcy proceeding. The back-up servicer may not resign except on a determination that the performance of its duties is no longer permissible under law, or with the consent of the servicer. For the resignation or termination of the back-up servicer, the servicer will appoint a successor back-up servicer that satisfies the eligibility criteria for a servicer under the sale and servicing agreement. No resignation or termination of the back-up servicer will become effective until a successor back-up servicer is in place that, where required by a rating agency, satisfies the rating agency condition for the rating agency.

The servicer may also terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long-term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor's and "Baa3" from Moody's.

The back-up servicing agreement may be amended, with prior notice to the rating agencies of each series, but without the consent of any noteholder, if the amendment will not cause an amortization event or an event of default to occur or adversely affect the amount or timing of payments to be made to the noteholders of any series or class.

Successor Servicer

If the servicer resigns or is terminated, the back-up servicer will be the successor servicer. If there is no back-up servicer in place at that time, the indenture trustee will be the successor servicer. In that event, the indenture trustee, acting at the direction of the noteholders, may appoint a successor servicer that satisfies the eligibility criteria for a servicer under the sale and servicing agreements. A termination of the servicer will not be effective until a successor servicer is appointed.

The servicer agrees to cooperate to effect a transition of servicing of the receivables to a successor servicer and make available its records for the dealer floorplan accounts and the receivables. The servicer is not required to make available or license its proprietary servicing procedures, processes, models, software or other applications.

The indenture trustee will establish a "back-up servicer reserve account" and the servicer will deposit $200,000 in that account. If the back-up servicer becomes the successor servicer, the trust will reimburse the back-up servicer for its reasonable costs and expenses incurred in the transition of servicing of the receivables from amounts in the back-up servicer reserve account. Transition costs in excess of the amount in the back-up servicer reserve account will be paid to the back-up servicer from interest collections allocable to each series. If there is no back-up servicer, the predecessor servicer will reimburse the successor servicer for reasonable costs and expenses incurred in the transition of servicing of the receivables to the successor servicer.

If the indenture trustee cannot appoint an eligible successor servicer and the servicer cannot correct a servicer termination event, the depositors may purchase the receivables in the trust on the next payment date at a price equal to the amounts stated for each series in the related indenture supplement.

If the servicer is in bankruptcy proceedings, the court may have the power to prevent either the indenture trustee or the noteholders from appointing a successor servicer.

MONTHLY REPORTS

On or before the determination date in each month, the servicer will prepare and deliver an investor report to the owner trustee, the indenture trustee, the depositors and the rating agencies. Each investor report will contain information about payments to be made on the Series 20__-__ notes on the payment date, the performance of the receivables during the prior month and the status of credit enhancements. An officer of the servicer will certify the accuracy of the information in each investor report. The servicer will post each investor report on its website located at www.fordcredit.com/institutionalinvestments/index.jhtml on the payment date. The investor report will contain the following information for each payment date:

- the total amount of interest collections and principal collections available for payment to all series,

- the interest collections and principal collections allocated to the series,

- the amount of interest and principal paid on the notes,

- fees and expenses payable to the indenture trustee, the owner trustee and the asset representations reviewer,

- the principal balance of new receivables originated during the prior month under the designated accounts,

- the amount of defaulted receivables allocated to the series,

- the monthly payment rate,

- the balance of the reserve account and the amount of any withdrawals from or deposits in the reserve account to be made on the payment date,

- the balance of the excess funding account and any net deposits in or withdrawals from the excess funding account during the prior month,

- reductions of the invested amount of the series and any reimbursements of previous reductions of the invested amount,

- the pool balance, the adjusted pool balance, the net adjusted pool balance,

- the invested amount, the adjusted invested amount and the note balance of the notes,

- the available subordinated amount including the incremental subordinated amount and the required subordinated amount,

- the amount of redesignated accounts or reassigned or repurchased receivables and any repurchase demand activity,

- any material change in the depositor interest, and

- whether the status trigger has occurred.

The servicer will use the investor report to instruct the indenture trustee on payments to be made to the Series 20__-__ noteholders on each payment date. The indenture trustee will have no obligation to verify calculations made by the servicer. On each payment date, the indenture trustee, as paying agent, will forward the investor report to each Series 20__-__ noteholder of record or make the investor report available to noteholders through the indenture trustee's internet website, which is located at *https://_____*.

The servicer, on behalf of the trust, will file a Form 10-D for the trust with the SEC within 15 days after each payment date which will include the investor report for that payment date and the following information, if applicable:

- a description of the events that triggered a review of the review accounts and receivables by the asset representations reviewer during the prior month,

- if the asset representations reviewer delivered its review report during the prior month, a summary of the report,

- if the asset representations reviewer resigned or was removed, replaced or substituted, or if a new asset representations reviewer was appointed during the prior month, the identity and experience of the new asset representations reviewer, the date the change occurred, the circumstances surrounding the change, and

- a statement that the trust received a request from a noteholder during the prior month to communicate with other noteholders, together with the date the request was received, the name of the requesting noteholder, a statement that the requesting noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents and a description of the method which the other noteholders may contact the requesting noteholder.

ANNUAL COMPLIANCE REPORTS

The servicer will prepare or obtain a number of annual reports, statements or certificates for the trust. No later than 90 days after the end of the calendar year, the servicer will provide to the depositor, the owner trustee, the indenture trustee and the rating agencies the following:

- *Compliance Certificate*: a certificate stating that the servicer fulfilled all of its obligations under the sale and servicing agreements in all material respects throughout the prior calendar year or, if there was a failure to fulfill any obligation in any material respect, stating the nature and status of each failure,

- *Assessment of Compliance*: a report on an assessment of compliance with the minimum servicing criteria about general servicing, cash collection and administration, investor payments and reporting and pool asset administration during the prior calendar year for each series that is subject to Regulation AB under the Securities Act of 1933, including disclosure of a material instance of noncompliance identified by the servicer, and

- *Attestation Report*: a report by a registered public accounting firm that attests to, and reports on, the assessment made by the servicer of compliance with the minimum servicing criteria for each series that is subject to Regulation AB under the Securities Act of 1933 described above, which must be made according to standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board.

The servicer will file the compliance certificate, the assessment report and the attestation report with the SEC as exhibits to the trust's annual report on Form 10-K within 90 days after the end of the calendar year. A copy of these items may be obtained by any noteholder by request to the indenture trustee.

TRANSACTION PARTIES

Depositors

The depositors of receivables to the trust are Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC. Each depositor meets the registrant requirements of paragraph I.A.1 of the General Instructions to Form SF-3.

Ford Credit Floorplan Corporation is a Delaware corporation incorporated in February 1991. Ford Credit Floorplan LLC is a Delaware limited liability company organized in Delaware in August 1997. Each is wholly-owned by Ford Credit. Each was formed for the limited purpose of purchasing receivables from Ford Credit and selling the receivables to the trust for securitization transactions.

In connection with the offering of the notes, the chief executive officer of each depositor will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the receivables and the structure of this securitization transaction, the risks of owning the notes and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the notes when due. This certification will be filed by each depositor with the SEC at the time of filing of this prospectus. The certification should not be considered to reduce or eliminate the risks of investing in the notes.

Each depositor will make representations about the characteristics of the receivables and the related designated accounts. In addition, each depositor will represent that it owns the receivables free of liens or claims. If any representation is later discovered to have been untrue when made and the breach has a material adverse effect on a receivable, that depositor must repurchase the receivable unless it corrects the breach in all material respects by the end of the cure period. In addition, the depositors must enforce Ford Credit's repurchase obligation described in "*Trust Property — Repurchases of Receivables from Trust Portfolio*" above.

The depositors will be responsible for filing any required income tax or franchise tax returns for the trust and for filing and maintaining the effectiveness of the financing statements that perfect the trust's security interest in the receivables and other trust property.

The depositors will pay the administrator's annual fees and indemnify the underwriters for certain civil liabilities as described in "*Transaction Parties — Administrator*" and *"— Underwriting."* If either the owner trustee or the indenture trustee resigns or is removed, the depositors will reimburse the expenses of its replacement.

Securities issued by the trust may be sold by the depositors in private placements or other non-registered offerings and, in that case, will not be offered by this prospectus. The depositors may also retain all or a portion of a class of notes issued by the trust.

Issuing Entity

The issuing entity for Series 20__-__ is Ford Credit Floorplan Master Owner Trust A. The trust's fiscal year is the calendar year.

The trust is a master trust structured to issue notes in series. Each series will consist of one or more classes, which may be issued at the same time or at different times.

The purposes of the trust are to:

- acquire and hold the receivables and other trust property,

- issue notes in series and pledge the trust property to the indenture trustee to secure payments on the notes,

- make payments on each series, and

- engage in other related activities to accomplish these purposes.

The trust may not engage in other activities and may not invest in other securities or make loans to anyone.

The trust agreement for the trust may be amended without the consent of the noteholders if the depositors provide an officer's certificate that the amendment will not have a material adverse effect on the notes. If no officer's certificate is delivered, the amendment will require the consent of the holders of a majority of the note balance of each series.

The trust may not dissolve, merge with or sell substantially all its assets to anyone or impair the first priority lien of the indenture trustee in the trust property except as permitted by the transaction documents.

The depositors and the servicer will indemnify the trust for liabilities and damages caused by the person's willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its duties under the sale and servicing agreements.

Ford Credit is the administrator of the trust under an administration agreement. The administrator will provide the notices on behalf of the trust and perform all administrative obligations of the trust under the transaction documents. These obligations include obtaining and preserving the trust's qualification to do business where necessary, notifying the rating agencies for each series and the indenture trustee of events of default, preparing and filing reports with the SEC, inspecting the indenture trustee's books and records, monitoring the trust's obligations for the satisfaction and discharge of the indenture, causing the servicer to perform its duties and obligations under the sale and servicing agreements, causing the

indenture trustee to notify the noteholders of the redemption of their notes, and preparing and filing the documents necessary to release property from the lien of the indenture. The depositors will pay the administrator an annual administration fee.

The administrator may resign at any time by giving 60 days' notice to the trust, the indenture trustee and the owner trustee. In certain circumstances, the owner trustee, with the consent of the holders of a majority of the note balance of each series, may terminate the administrator. No resignation or termination of the administrator will become effective until a successor administrator is in place.

The trust is a master trust that issues notes in series. On the closing date, the trust will issue the notes. The trust has issued other series of notes, each of which is also secured by the assets of the trust. The material terms of each series of notes are summarized in Annex A to this prospectus. The following table shows the expected capitalization of the trust on the closing date, after issuance of the notes:

	Principal Amount
Series 20__-__	$
Series 20__-__	
Series 20__-__	
Total	$

Owner Trustee

_____, a _____, acts as the "owner trustee" under the trust agreement.

[Insert description of Owner Trustee, including prior experience as Owner Trustee for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

The owner trustee's main duties will be to:

- maintain an account for the benefit of the depositors, and

- execute documents on behalf of the trust.

The owner trustee will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the owner trustee. The owner trustee will not be required to exercise its rights or powers under the transaction documents or to begin, conduct or defend any litigation on behalf of the trust at the direction of the depositors unless the depositors have offered reasonable security or indemnity satisfactory to the owner trustee to protect it against the costs and expenses that it may incur in complying with the direction.

The depositors and the administrator will indemnify the owner trustee for all liabilities and damages resulting from the owner trustee's performance of its duties under the trust agreement unless caused by the willful misconduct, bad faith or negligence (other than errors of judgment) of the owner trustee or as a result of a breach of representations made by the owner trustee in the trust agreement. The servicer will indemnify the owner trustee for liabilities and damages caused by the servicer's willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its duties as servicer. Each depositor will indemnify the owner trustee for all liabilities and damages resulting from the willful misconduct, bad faith or negligence in the performance of its duties under each sale and servicing agreement, the acceptance or performance by the owner trustee of its duties in the transaction documents, subject to certain limitations.

The trust will pay the fees of the owner trustee, reimburse the owner trustee for expenses incurred in performing its duties, and pay other indemnities to the owner trustee and not paid by the depositors or the administrator. The trust will pay these amounts to the owner trustee on each payment date up to the limit

stated in this prospectus after the trust makes interest payments on the notes, but before the trust makes other payments. The trust will pay the owner trustee amounts in excess of the limit only after all other fees and expenses of the trust, and all required interest and principal payments on the notes and after any required deposits in the reserve account and the accumulation period reserve account are made.

The owner trustee may resign at any time by notifying the depositors and the administrator. The administrator may remove the owner trustee at any time and for any reason, and must remove the owner trustee if the owner trustee becomes legally unable to act, becomes subject to a bankruptcy or is no longer eligible to act as owner trustee under the trust agreement because of changes in its legal status, financial condition or certain rating conditions. No resignation or removal of the owner trustee will be effective until a successor owner trustee is in place. If not paid by the trust, the depositors will reimburse the owner trustee and the successor owner trustee for the expenses for replacement of the owner trustee.

The trust agreement will terminate on:

- the occurrence of the trust termination date stated in the trust agreement, and

- at the option of the depositors, the day after all rights of all series to receive payments from the trust have terminated.

On termination of the trust agreement, any remaining trust property will be distributed to the depositors and the trust will be terminated.

Indenture Trustee

_____, a _____, is the "indenture trustee" under the indenture.

[Insert description of Indenture Trustee, including prior experience as Indenture Trustee for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

The indenture trustee's main duties will be to:

- hold the security interest in the receivables and other trust property on behalf of the noteholders,

- administer the trust's bank accounts,

- enforce remedies following an event of default and acceleration of the notes,

- act as note registrar to maintain a record of noteholders and provide for the registration, transfer, exchange and replacement of notes,

- act as note paying agent to make payments from the trust's bank accounts to the noteholders and others; and

- notify the noteholders of an event of default.

Except in certain limited circumstances, if the indenture trustee knows of an event that with notice or the lapse of time or both would become an event of default, it must provide written notice to the noteholders within 90 days. If the indenture trustee knows of an event of default, it must notify all noteholders within five business days. If the notes have been accelerated, the indenture trustee may, and at the direction of the holders of a majority of the note balance of each series must, begin proceedings for the collection of amounts payable on the notes and enforce any judgment obtained, begin foreclosure proceedings and, in certain circumstances, sell the trust property allocable to the affected series.

The indenture trustee's standard of care changes depending on whether an event of default has occurred. Before an event of default, the indenture trustee will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the indenture trustee. Following an event of default, the indenture trustee must exercise its rights and powers under the indenture and each indenture supplement using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs. Following an event of default, the indenture trustee may assert claims on behalf of the trust and the noteholders against the depositors and Ford Credit.

For a description of the rights and duties of the indenture trustee after an event of default and on acceleration of the notes, you should read "Description of the Notes — Events of Default and Acceleration."

The indenture trustee must mail an annual report to the noteholders if events stated in the Trust Indenture Act have occurred during the prior calendar year, including a change to the indenture trustee's eligibility under the Trust Indenture Act, a conflict of interest under the Trust Indenture Act, a release of trust property from the lien of the indenture and any action taken by the indenture trustee that has a material adverse effect on the notes.

The indenture trustee will not be required to exercise its rights or powers, spend or risk its own funds or incur financial liability in the performance of its duties if it reasonably believes that it is not likely to be repaid or indemnified by the trust. The indenture trustee also will not be required to take action in response to requests or directions of the noteholders unless the noteholders have offered reasonable security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request or direction.

The trust and the administrator will indemnify the indenture trustee for all liabilities and damages resulting from the indenture trustee's performance of its duties under the indenture and each indenture supplement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the indenture trustee or as a result of a breach of representations made by the indenture trustee in the indenture or an indenture supplement. The servicer will indemnify the indenture trustee for damages caused by the servicer's willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its duties as servicer. Each depositor will indemnify the indenture trustee for all liabilities and damages resulting from the willful misconduct, bad faith or negligence in the performance of its duties under each sale and servicing agreement, the acceptance or performance by the indenture trustee of the trusts and its duties in the transaction documents, subject to certain limitations.

The trust will pay the fees of the indenture trustee, reimburse the indenture trustee for expenses incurred in performing its duties, and pay any indemnities due to the indenture trustee and not paid or reimbursed by the depositors or the administrator. The trust will pay these amounts to the indenture trustee on each payment date up to the limit stated in this prospectus after the trust makes interest payments on the notes, but before the trust makes other payments. The trust will pay the indenture trustee amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust, and all required interest and principal payments on the notes and after any required deposits in the reserve account and the accumulation period reserve account have been made.

Under the Trust Indenture Act, the indenture trustee have a conflict of interest and be required to resign as indenture trustee for the notes or a class of notes if a default occurs under the indenture. In these circumstances, separate successor indenture trustees will be appointed for each class of notes.

The indenture trustee may resign at any time by notifying the trust. The holders of a majority of the note balance of each series may remove the indenture trustee at any time and for any reason by notifying the indenture trustee and the trust. The trust must remove the indenture trustee if the indenture trustee becomes legally unable to act or becomes subject to a bankruptcy or is no longer eligible to act as indenture trustee under the indenture or any indenture supplement because of changes in its legal status,

financial condition or certain rating conditions. No resignation or removal of the indenture trustee will become effective until a successor indenture trustee is in place. If not paid by the trust, the depositors will reimburse the indenture trustee and the successor indenture trustee for any expenses for replacement of the indenture trustee.

[Back-up Servicer

_____, a _____, is the "back-up servicer" under the back-up servicing agreement.

[Insert description of back-up servicer, including prior experience as back-up servicer for ABS transactions involving similar assets as required by Item 1108(b)(2) of Regulation AB].

For more information about the back-up servicer, you should read "Servicing the Receivables — Back-up Servicer."]

Asset Representations Reviewer

_____, a _____, will act as the "asset representations reviewer" under the asset representations review agreement.

[Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The asset representations reviewer is an "eligible asset representations reviewer," meaning that (i) it is not affiliated with the sponsor, the depositors, the servicer, the indenture trustee, the owner trustee or any of their affiliates, (ii) neither it nor any of its affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the receivables and (iii) it is not responsible for reviewing the accounts and receivables for compliance with the representations under the transaction documents, except in connection with a review under the asset representations review agreement, or for determining whether noncompliance with any representation is a breach of the transaction documents.

The asset representations reviewer's main duties will be:

* reviewing each review account and receivable following receipt of a review notice from the indenture trustee, and

* providing a report on its findings and conclusions to the trust, the servicer and the indenture trustee.

For a description of the review to be performed by the asset representations reviewer, you should read "Trust Property – Asset Representations Review."

The asset representations reviewer will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the asset representations reviewer. The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance or breach of any representation made about the receivables.

The trust and the administrator will indemnify the asset representations reviewer for all liabilities and damages resulting from the asset representations reviewer's performance of its duties under the asset representations review agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or as a result of any breach of representations made by the asset representations reviewer in the asset representations review agreement.

The trust will pay the upfront and annual fees and review fees of the asset representations reviewer and pay any indemnities due to the asset representations reviewer, to the extent those amounts are not paid or reimbursed by the administrator. The trust will pay these amounts to the asset representations reviewer on each payment date, along with similar amounts owed to the indenture trustee and the owner trustee and expenses incurred by the trust under the transaction documents, up to the limit of $_____ per year before the trust makes any other payments.

The asset representations reviewer may not resign, unless (i) it ceases to be an eligible asset representations reviewer, (ii) it is becomes legally unable to act or (iii) the trust consents to the resignation. The trust may remove the asset representations reviewer if the asset representations reviewer becomes legally unable to act or becomes subject to a bankruptcy. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer is in place. A successor asset representations reviewer must be an eligible asset representations reviewer.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ford Credit is the sponsor of the securitization transaction in which Series 20__-__ will be issued, the originator of the receivables that are being securitized and the servicer of the receivables. As the sponsor, Ford Credit has caused the depositors to be formed for purposes of participating in securitization transactions. Each depositor is a wholly-owned subsidiary of Ford Credit. Ford Credit has caused the depositors to form the trust that is the issuing entity for the series. The depositors are the sole beneficiaries of the trust and the holders of the depositor interest in the trust.

In the ordinary course of business from time to time, Ford Credit and its affiliates have business relationships and agreements with affiliates of the owner trustee, the indenture trustee and the asset representations reviewer and their affiliates, including commercial banking and corporate trust services, committed credit facilities, underwriting agreements, hedging agreements, investment and financial advisory services and securitization services, all on arm's length terms and conditions.

TRANSACTION FEES AND EXPENSES

The following table shows the amount or formula for the fees payable by the trust out of the collections allocated to Series 20__-__. On each payment date, the servicer will instruct the indenture trustee to pay these fees, to the extent these fees have not been paid by the servicer or the administrator, from available investor interest collections, in the order and priority described above in "*Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items*." The fees to the owner trustee, the indenture trustee and the asset representations reviewer may be paid monthly, annually or on another schedule as agreed by the servicer, the administrator and the owner trustee, the indenture trustee or the asset representations reviewer.

Fee	**Monthly Amount**
Owner trustee fees	[1/12 of $____]
Indenture trustee fees	[1/12 of $____]
Asset representations reviewer fees	[____]
Servicing fee	[1/12 of ___% of the portion of the receivables allocated to your series for this purpose]
Back-up servicing fee	[1/12 of ___% of the portion of the receivables allocated to your series for this purpose]

The owner trustee fee is paid to the owner trustee for performance of its duties under the trust agreement. The indenture trustee fee is paid to the indenture trustee for performance of its duties under the indenture. The asset representations reviewer fee is paid to the asset representations reviewer in consideration of its obligation to perform the asset representations reviewer's duties under the asset representations review agreement. The trust will pay and reimburse the owner trustee and the indenture

trustee for their fees and reasonable out-of-pocket expenses incurred under the trust agreement and the indenture, each to the extent not paid by the servicer or the administrator. The trust also will pay any indemnities owed to the owner trustee, the indenture trustee or the asset representations reviewer if not paid by the servicer or the administrator. *For information about indemnities of the indenture trustee, the owner trustee and the asset representations reviewer, you should read "Transaction Parties – Indenture Trustee," "–Owner Trustee" and "Asset Representations Reviewer."*

The servicing fee is paid to the servicer for the servicing of the receivables under the sale and servicing agreements. The servicer is required to pay all expenses incurred by it in connection with its servicing activities under the sale and servicing agreements, including (a) if Ford Credit is the servicer, all reasonable fees and disbursements of the owner trustee, the indenture trustee, the asset representations reviewer, the administrator and independent accountants, (b) taxes imposed on the servicer and (c) expenses incurred in connection with making payments and providing reports to the noteholders. The back-up servicing fee is paid to the back-up servicer for performing its duties under the back-up servicing agreement.

USE OF PROCEEDS

The net proceeds from the sale of the notes issued on the closing date will be used by the depositors to purchase the receivables from Ford Credit. Ford Credit will use the proceeds that it receives from the sale of the receivables for its general corporate purposes.

SOME IMPORTANT LEGAL CONSIDERATIONS

Sale of Receivables

Ford will sell the in-transit receivables to Ford Credit. Ford Credit will sell the receivables to the depositors, and the depositors will in turn sell the receivables to the trust. Each depositor will represent on each closing date, that:

- its transfer to the trust is a valid sale and assignment to the trust of the receivables, and

- under the UCC, the trust has:

  — a valid and enforceable first priority perfected ownership interest in the receivables, in existence at the time the receivables are sold and assigned to the trust or at the date of addition of any additional accounts, and

  — a valid and enforceable first priority perfected ownership interest in the receivables created thereafter, in existence at and after their creation.

For a discussion of the trust's rights arising from these representations not being satisfied, you should read "Trust Property — Representations of Ford Credit and the Depositors."

Ford Credit and each depositor will represent that the receivables are "tangible chattel paper," "accounts," "payment intangibles" or "general intangibles" for purposes of the UCC. To the extent the receivables are:

- tangible chattel paper, accounts or payment intangibles and the sale of the receivables by Ford Credit to the depositors or by the depositors to the trust is a sale or creates a security interest, or

- general intangibles and the sale of the receivables by Ford Credit to the depositors or by the depositors to the trust creates a security interest,

then the UCC will apply and, except in the case of the sale of payment intangibles, the transferee must file appropriate financing statements (or in the case of tangible chattel paper, take possession) to perfect its interest in the receivables. Each of Ford Credit, the depositors and the trust will file financing statements covering the receivables under the UCC to perfect their interests in the receivables and they will file continuation statements as required to continue the perfection of their interests. However, the in-transit receivables will not be stamped to indicate the interest of Ford Credit, and the receivables will not be stamped to indicate the interest of the depositors or the trustee.

Under the UCC and federal law, there are limited circumstances in which prior or later transferees of receivables could have an interest that has priority over the trust's interest in the receivables. A purchaser of the receivables who gives new value and takes possession of the instruments which evidence the receivables (*i.e.*, the tangible chattel paper) in the ordinary course of business may, under certain circumstances, have priority over the interest of the trust in the receivables. A tax or other government lien on property of Ford or Ford Credit or the depositors that was existing before the time a receivable is conveyed to the trust may also have priority over the interest of the trust in that receivable. Ford will represent to Ford Credit, Ford Credit will represent to the depositors, and the depositors will represent to the trust, that the receivables have been sold free and clear of the lien of any third party. Ford, Ford Credit and the depositors will also covenant that they will not sell or pledge any receivable to any person other than to the trust. In addition, so long as Ford Credit is the servicer, collections on the receivables may, under certain circumstances, be commingled with Ford Credit's own funds before each payment date and, if there is a bankruptcy of Ford Credit, the trust may not have a perfected interest in these collections.

Matters Relating to Bankruptcy

Sale of the Receivables. The sale of the in-transit receivables by Ford to Ford Credit and of the receivables by Ford Credit to the depositors will each be done to minimize the possibility that a bankruptcy proceeding of Ford or Ford Credit will adversely affect the trust's rights in the receivables. Ford and Ford Credit intend that the sale of the in-transit receivables by Ford to Ford Credit be a "true sale" and Ford Credit and the depositors intend that the sale of the receivables by Ford Credit to the depositors be a "true sale." In the sale and assignment agreement, Ford represented that its sale of the in-transit receivables to Ford Credit is a valid sale. Similarly, in each receivables purchase agreement, Ford Credit will represent that its sale of the receivables to the related depositor is a valid sale. The depositors will have no recourse to Ford or Ford Credit other than the limited obligation to repurchase receivables for breaches of representations. Additionally, all actions required under law to perfect the depositors' ownership interest in the receivables will be taken.

On the closing date for a series, the depositors will receive a reasoned legal opinion that in a bankruptcy of Ford or Ford Credit:

- the in-transit receivables and the collections on the in-transit receivables would not be property of Ford's bankruptcy estate under U.S. federal bankruptcy laws,

- the receivables and the collections on the receivables would not be property of Ford Credit's bankruptcy estate under U.S. federal bankruptcy laws, and

- the automatic stay under U.S. federal bankruptcy laws would not apply to prevent payment of the collections on the receivables to the depositors or the trust.

This opinion will be subject to certain assumptions and qualifications, and a court in a Ford or Ford Credit bankruptcy proceeding may not reach the same conclusion.

Nonetheless, if Ford or Ford Credit were to become a debtor in a bankruptcy proceeding and a bankruptcy trustee, debtor-in-possession or creditor were to take the position that the sale of in-transit receivables from Ford to Ford Credit or the sale of the receivables from Ford Credit to the depositors

should be recharacterized as a pledge of the in-transit receivables or the receivables, to secure a borrowing, then delays in payments of collections on the receivables could occur. Moreover, if the bankruptcy court were to rule in favor of the bankruptcy trustee, debtor-in-possession or creditor, reductions in the amount of payments of collections on the receivables could result.

Structure of Depositors; Risk of Substantive Consolidation. Each depositor is organized as a special purpose entity and is restricted by its organizational documents, to activities designed to make it "bankruptcy-remote." These restrictions limit the nature of its activities, prohibit the incurrence of additional indebtedness and make it unlikely that a depositor will have any creditors. The related organizational documents restrict each depositor from beginning a voluntary bankruptcy proceeding without the unanimous consent of its board of managers or directors, including independent managers or directors who are specifically instructed to take into account the interests of creditors of the depositor and the trust in any vote to allow the depositor to file for bankruptcy. The related organizational documents also contain covenants meant to preserve the separate identity of each depositor from Ford Credit and to avoid substantive consolidation of Ford Credit and a depositor. The most important of these covenants require each entity to maintain its separate existence, maintain separate books and bank accounts, prepare separate financial statements and not hold itself out as liable for debts of the other and not commingle a depositor's assets with the assets of Ford Credit or its affiliates.

In addition, in the transaction documents, the owner trustee, the indenture trustee and the noteholders will agree not to begin a bankruptcy proceeding against any depositor in connection with any obligations under the notes or the transaction documents.

On the closing date for a series, Ford Credit and the depositors will obtain a reasoned legal opinion that in a bankruptcy of Ford Credit, a bankruptcy trustee, debtor-in-possession or creditor of Ford Credit (or Ford Credit as debtor-in-possession) would not have valid grounds to request a court to disregard the separate legal existence of a depositor and consolidate the assets and liabilities of a depositor with the assets and liabilities of Ford Credit in a manner prejudicial to the noteholders. This opinion will be subject to certain assumptions and qualifications, including an assumption that each depositor and Ford Credit comply with the related depositor's organizational documents. However, a court in a Ford Credit bankruptcy proceeding may not reach the same conclusion. If the separate legal existence of Ford Credit and a depositor were disregarded and the assets and liabilities of Ford Credit and a depositor were consolidated, assets of that depositor could be used to satisfy Ford Credit's creditors instead of the noteholders or the trust. This consolidation of assets and liabilities generally is referred to as "substantive consolidation."

Sale of Receivables by the Depositors to the Trust; Perfection of Security Interests. The transfer of the receivables by the depositors to the trust will be structured as a valid sale. Unlike the sale by Ford Credit to the depositors, each depositor initially will retain an interest in the receivables it sells in the form of a depositor interest in the trust. Because of this retained interest, this sale may not be a "true sale" that removes the receivables from the bankruptcy estate of the related depositor. Each depositor will grant a back-up security interest in the receivables to the trust and will file UCC financing statements to perfect the trust's ownership interest and security interest in the receivables. The trust agreement contains terms similar to those in each depositor's organizational documents designed to make it "bankruptcy-remote" by limiting the trust's activities and requiring creditors to agree not to begin a bankruptcy proceeding against the trust.

Assuming that the sale of the receivables by Ford Credit to the depositors is a "true sale," no depositor is consolidated with Ford Credit in a bankruptcy of Ford Credit and no depositor is in bankruptcy, the trust's perfected security interest in the receivables generally will provide the trust with uninterrupted access to collections on the receivables (other than any collections held by Ford Credit as servicer at the time a bankruptcy proceeding is started). The trust will grant a security interest in the receivables and other trust property to the indenture trustee for the benefit of the noteholders, and the administrator will file UCC financing statements to perfect and maintain the perfection of the security interest.

Bankruptcy Proceedings of Ford Credit, the Depositors or the Servicer. No depositor intends to start, and Ford Credit will agree that it will not cause any depositor to start, a voluntary bankruptcy proceeding so long as the depositor is solvent.

If Ford Credit or a depositor were to become a debtor in a bankruptcy proceeding that caused an amortization event to occur:

- the sale of new receivables to that depositor would be prohibited under the related receivables purchase agreement, and

- only collections on receivables previously sold to that depositor and sold to the trust would be available to pay interest and principal on the notes.

The bankruptcy of the servicer will result in a servicer termination event which, in turn, will result in an amortization event. If no other servicer termination event other than a bankruptcy exists, a trustee-in-bankruptcy of the servicer may have the power to prevent either the trustee or the noteholders from appointing a successor servicer.

Payments made by Ford Credit or a depositor to repurchase receivables under the related sale and servicing agreement may be recoverable by Ford Credit or that depositor, as debtor-in-possession, or by a creditor or a trustee-in-bankruptcy of Ford Credit or of that depositor as a preferential transfer from Ford Credit or that depositor if the payments were made within one year before the filing of a bankruptcy proceeding against Ford Credit.

The Dodd-Frank Act

Orderly Liquidation Authority. The Dodd-Frank Act established the Orderly Liquidation Authority, or "OLA," under which the Federal Deposit Insurance Corporation, or "FDIC," is authorized to act as receiver of a financial company and its subsidiaries. OLA differs from U.S. federal bankruptcy laws in several ways. In addition, because the legislation is subject to clarification through FDIC regulations and has yet to be applied by the FDIC in a receivership, it is unclear what impact OLA will have on a particular company, including Ford Credit, the depositors or the trust, or the company's creditors.

Potential Applicability to Ford Credit, the Depositor and the Trust. There is uncertainty about which companies will be subject to OLA rather than the U.S. federal bankruptcy laws. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine that (1) the company is in default or in danger of default, (2) the failure of the company and its resolution under the U.S. federal bankruptcy laws would have serious adverse effects on financial stability in the United States, (3) no viable private sector alternative is available to prevent the default of the company and (4) an OLA proceeding would mitigate these effects. It is not certain whether OLA would be applied to Ford Credit, although it is expected that OLA will be used only very rarely. Ford Credit or the trust could, under some circumstances, also be subject to OLA.

FDIC's Avoidance Power Under OLA. The parts of OLA relating to preferential transfers differ from those of the U.S. federal bankruptcy laws. If Ford Credit were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by Ford Credit perfected for purposes of state law and the U.S. federal bankruptcy laws could nevertheless be avoided by the FDIC as preferential transfers. In this case the receivables securing the notes could be reclaimed by the FDIC and the noteholders may have only an unsecured claim against Ford Credit.

In July 2011, the FDIC adopted final rules which harmonize the application of the FDIC's avoidance power under OLA with the related parts of the U.S. federal bankruptcy laws. Based on these rules, the transfer of the receivables by Ford Credit would not be avoidable by the FDIC as a preference under OLA.

FDIC's Repudiation Power Under OLA. If the FDIC is appointed receiver of a company under OLA, the FDIC would have the power to repudiate a contract to which the company was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the company's affairs.

In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion confirming:

- that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other law, or changes the enforceability of standard contractual terms meant to foster the bankruptcy-remote treatment of special purpose entities such as the depositor and the trust, and

- that, until the FDIC adopts a regulation, the FDIC will not exercise its repudiation authority to reclaim, recover or recharacterize as property of a company in receivership or the receivership assets transferred by the company before the end of the transition period of any future regulation, provided that the transfer satisfies the conditions for the exclusion of the assets from the property of the estate of the company under the U.S. federal bankruptcy laws.

Ford Credit and the depositors intend that the sale of the receivables by Ford Credit to the depositor will be a "true sale" between separate legal entities under state law. As a result, Ford Credit believes that the FDIC would not be able to recover the receivables using its repudiation power.

Although the advisory opinion does not bind the FDIC, and could be modified or withdrawn in the future, the opinion provides that it will apply to asset transfers which occur and, for revolving trusts and master trusts, for securities issued before the end of any transition period adopted to implement future regulation addressing the FDIC's repudiation authority under OLA. This opinion does not indicate how the repudiation power would apply if a revolving trust or master trust were to issue additional securities after the end of the transition period, and the FDIC might exercise its repudiation power for a revolving trust or master trust that issued securities after the end of the transition period. The FDIC may not address its repudiation authority under OLA in future regulations. Additionally, future regulations or FDIC actions in an OLA proceeding involving Ford Credit, the depositor or the trust may be contrary to this opinion.

If the trust were placed in receivership under OLA, the FDIC would have the power to repudiate the notes issued by the trust. In that case, the FDIC would be required to pay compensatory damages that are no less than the note balance of the series plus accrued interest as of the date the FDIC was appointed receiver and, to the extent that the value of the property that secured the notes is greater than the principal amount of the notes and accrued interest through the date of repudiation or disaffirmance, that accrued interest.

TAX CONSIDERATIONS

General

Below is a description of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes offered by this prospectus. This description is based on current provisions of the Internal Revenue Code, existing and proposed Treasury regulations, current administrative rulings, judicial decisions and other authorities all of which are subject to change, perhaps with retroactive effect. There are no cases or Internal Revenue Service, or "IRS," rulings on similar transactions involving debt issued by a trust with terms similar to those of the notes. It is not certain that

the IRS will not challenge the conclusions reached in this description, and no ruling from the IRS has been or will be sought on any of the issues described below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions in this prospectus.

This description does not deal with all aspects of U.S. federal income taxation that may be relevant to the holders of notes in light of their personal investment circumstances nor, except for specific limited descriptions of particular topics, to noteholders subject to special treatment under the U.S. federal income tax laws, such as non-U.S. persons, insurance companies, tax-exempt organizations, financial institutions or broker dealers, taxpayers subject to the alternative minimum tax, holders that will hold the notes as part of a hedge, straddle, appreciated financial position or conversion transaction and holders that will hold the notes as other than capital assets. This information is directed only to prospective noteholders who:

- purchase notes in the initial distribution of the notes,

- are citizens or residents of the United States, including domestic corporations, limited liability companies and partnerships, and

- hold the notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code.

As used in this section of this prospectus, the term "U.S. noteholder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

- a citizen or resident of the United States,

- a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia,

- an estate whose income is subject to U.S. federal income tax regardless of its source, or

- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or that made a valid election under Treasury Regulations to be treated as a U.S. person.

The term "U.S. noteholder" also includes a noteholder whose income or gain on its investment in a note is effectively connected with the conduct of a U.S. trade or business. As used in this section of the prospectus, the term "non-U.S. noteholder" means a beneficial owner of a note other than a U.S. noteholder and other than a partnership.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) owns a note, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences to them.

Prospective noteholders are encouraged to consult with their tax advisors as to the U.S. federal, state and local, foreign and other tax consequences to them of the purchase, ownership and disposition of notes.

Tax Characterization of the Trust

In the opinion of _____, tax counsel to the depositor, assuming compliance with the terms of the trust agreement and transaction documents, the trust will not be an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

If the IRS successfully asserted that one or more classes of notes did not represent debt for U.S. federal income tax purposes, the class or classes of notes might be treated as equity interests in the trust. If so treated, the trust might be treated as a publicly traded partnership taxable as a corporation with potentially adverse tax consequences, including by not being able to reduce its taxable income by deductions for interest expense on notes recharacterized as equity. Alternatively, the trust could be treated as a publicly traded partnership that would not be taxable as a corporation because it would satisfy a safe harbor. Nonetheless, treatment of notes as equity interests in a publicly traded partnership could have adverse tax consequences to some noteholders. For example, income to some tax-exempt entities (including pension funds) would be "unrelated business taxable income," income to non-U.S. noteholders may be subject to U.S. withholding tax and U.S. tax return filing requirements, and individual holders might be subject to some limitations on their ability to deduct their share of trust expenses.

Tax Characterization and Treatment of the Notes

Characterization as Debt. In the opinion of _____, the offered notes [other than the Class __ notes] will [and, although the conclusion is not free from doubt, the Class __ notes should] be treated as debt for U.S. federal income tax purposes to the extent the offered notes are treated as beneficially owned by a person other than the sponsor. The depositor, the servicer, the indenture trustee and each noteholder, by acquiring an interest in a note, will agree to treat the notes as debt for U.S. federal, state and local income and franchise tax purposes. Neither the opinion of tax counsel nor the agreement to treat the notes as debt is binding on the IRS or the courts.

For a description of the potential U.S. federal income tax consequences to noteholders if the IRS were successful in challenging the characterization of the notes for U.S. federal income tax purposes, you should read "— Tax Characterization of the Trust" above.

Treatment of Stated Interest. The stated interest on a note that constitutes qualified stated interest will be taxable to a holder as ordinary income when received or accrued according to the holder's method of tax accounting. For stated interest to be qualified stated interest it must be payable at least annually and reasonable remedies must exist to compel timely payment or the terms of the instrument must make late payment or non-payment sufficiently remote for purposes of the original issue discount, or "OID," rules. [Although stated interest on the Class __ notes can be deferred under certain circumstances, the trust intends to treat the potential deferral as sufficiently remote for purposes of the OID rules and treat the stated interest on the offered notes as qualified stated interest.]

Original Issue Discount. [The Class __ notes will be issued with OID.] A holder of notes treated as issued with OID must include OID in its gross income as ordinary interest income as it accrues, regardless of the holder's regular method of accounting, generally under a constant yield method.

Disposition of Notes. If a noteholder sells or disposes of a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or disposition and the holder's adjusted tax basis in the note. The holder's adjusted tax basis will equal the holder's cost for the note, increased by any OID and market discount previously included by the noteholder in income on the note and decreased by any bond premium previously amortized and any payments of principal and OID previously received by the noteholder on the note. Any gain or loss on sale or disposition will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term.

Information Reporting and Backup Withholding. The indenture trustee will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and any amount of interest withheld for U.S. federal income taxes, except as to exempt holders (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status). Each holder who is not an exempt holder will be required to provide to the indenture trustee, under penalties of perjury, a certificate containing the holder's name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a holder fail to provide the required certification, the indenture trustee will be required to withhold the tax from interest payable to the holder and pay the withheld amount to the IRS.

Tax Consequences to Non-U.S. Noteholders. Subject to the application of the FATCA withholding tax described in *"—Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities"* below, a non-U.S. noteholder who is an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf and not in connection with the conduct of a U.S. trade or business will not be subject to U.S. federal income taxes on payments of principal, premium, interest or OID on a note, unless the non-U.S. noteholder is a direct or indirect 10% or greater shareholder of the trust or a controlled foreign corporation related to the trust. To qualify for the exemption from taxation, the withholding agent must have received a signed statement from the individual or corporation that:

- is signed under penalties of perjury by the beneficial owner of the note,

- certifies that the beneficial owner is not a U.S. noteholder, and

- provides the beneficial owner's name and address.

A "withholding agent" is the last U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or withholding foreign partnership) in the chain of payment before to payment to a non-U.S. noteholder (which itself is not a withholding agent). Generally, this statement is made on an IRS Form W-8BEN or W-8BEN-E, which generally is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Under some circumstances, an IRS Form W-8BEN or W-8BEN-E can remain effective indefinitely. The beneficial owner must inform the withholding agent within 30 days of a change in circumstances that makes any information on the form incorrect and furnish a new IRS Form W-8BEN or W-8BEN-E to the withholding agent.

A non-U.S. noteholder who is not an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements and is encouraged to consult its tax advisor.

A non-U.S. noteholder whose income on its investment in a note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. noteholder.

Some securities clearing organizations, and other entities who are not beneficial owners, may be able to provide the signed statement to the withholding agent. However, in this case, the signed statement may require a copy of the beneficial owner's IRS Form W-8BEN or W-8BEN-E (or the substitute form).

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a non-U.S. noteholder will be exempt from U.S. federal income and withholding tax so long as:

- the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, and

- in the case of a foreign individual, the non-U.S. noteholder is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a non-U.S. noteholder is effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, the holder, although exempt from the withholding tax described above, if an appropriate statement is furnished, will generally be subject to U.S. federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the non-U.S. noteholder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code for the taxable year, unless it qualifies for a lower rate under a tax treaty.

Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities. A 30% withholding tax generally will apply to payments of interest on, and after December 31, 2016, to gross proceeds from the disposition of, notes issued or significantly modified after June 30, 2014, that are made to foreign financial institutions and certain non-financial foreign entities. Withholding tax, imposed under sections 1471 through 1474 of the Internal Revenue Code, or "FATCA," generally will not apply where payments are made to (i) a foreign financial institution that enters into an agreement with the IRS to, among other requirements, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, report annually certain information about those accounts and withhold tax as may be required by that agreement, or (ii) a non-financial foreign entity that certifies it does not have substantial U.S. owners or furnishes identifying information about each substantial U.S. owner. Alternative requirements may apply to foreign entities subject to an intergovernmental agreement for the implementation of FATCA. The FATCA withholding tax applies regardless of whether a payment would be exempt from U.S. non-resident withholding tax (such as under the portfolio interest exemption or as capital gain) and regardless of whether a foreign financial institution is the beneficial owner of a payment. Prospective noteholders should consult their own tax advisors about the application and requirements of information reporting and withholding under FATCA and any intergovernmental agreement for the implementation of FATCA.

State and Local Tax Considerations

Because of the variation in the tax laws of each state and locality, it is impossible to predict the tax classification of the trust or the tax consequences to the trust or to holders of notes in all of the state and local taxing jurisdictions in which they may be subject to tax. Prospective noteholders are encouraged to consult their tax advisors about state and local taxation of the trust and state and local tax consequences of the purchase, ownership and disposition of notes.

ERISA CONSIDERATIONS

General Investment Considerations

The Employee Retirement Income Security Act of 1974, or "ERISA," and the Internal Revenue Code impose duties and requirements on employee benefit plans and other retirement plans and arrangements (such as individual retirement accounts and Keogh plans) that are subject to Title I of ERISA and/or Section 4975 of the Internal Revenue Code, referred to as "plans," and some entities (including insurance company general accounts) whose assets are deemed to include assets of plans, and on persons who are fiduciaries of plans.

Employee benefit plans and other retirement plans and arrangements, or "plans," that are subject to Title I of ERISA and/or Section 4975 of the Internal Revenue Code generally may purchase the notes. Although it is not certain, the notes are expected to be treated as "debt" and not as "equity interests" for purposes of the plan assets regulation issued by the U.S. Department of Labor because the notes:

- are expected to be treated as debt for U.S. federal income tax purposes, and

- should not be considered to have "substantial equity features."

Any person who exercises authority or control over the management or disposition of a plan's assets is considered to be a fiduciary of that plan. Under ERISA's general fiduciary standards, before investing in the notes, a plan fiduciary should determine, among other factors:

- whether the investment is permitted under the plan's governing documents,

- whether the fiduciary has the authority to make the investment,

- whether the investment is consistent with the plan's funding objectives,

- the tax effects of the investment,

- whether under the general fiduciary standards of investment prudence and diversification an investment in the notes is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan's investment portfolio, and

- whether the investment is prudent considering the factors described in this prospectus.

In addition, ERISA and Section 4975 of the Internal Revenue Code prohibit a broad range of transactions involving assets of a plan and persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Internal Revenue Code. A violation of these rules may result in the imposition of significant excise taxes and other liabilities.

A fiduciary of a plan should carefully review with its legal and other advisors whether the purchase, holding or disposition of any notes could give rise to a transaction prohibited or impermissible under ERISA or Section 4975 of the Internal Revenue Code, and should read *"ERISA Considerations"* about the restrictions on the purchase, holding and/or disposition of the notes offered by this prospectus. Unless otherwise stated, references to the purchase, holding and disposition of the notes in these sections also refer to the purchase, holding and disposition of an interest or participation in the notes.

Prohibited Transactions

Whether or not an investment in the notes will give rise to a transaction prohibited or impermissible under ERISA or Section 4975 of the Internal Revenue Code will depend on whether the assets of the trust will be deemed to be "plan assets" of a plan investing in notes issued by the trust. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA, or the "plan assets regulation," a plan's assets may be deemed to include an interest in the assets of the trust if the plan acquires an "equity interest" in the trust and none of the exceptions in the plan assets regulation are applicable. In general, an "equity interest" is defined under the plan assets regulation as an interest in an entity other than an instrument which is treated as indebtedness under local law and which has no substantial equity features.

The depositor believes that the notes will be treated as indebtedness without substantial equity features for purposes of the plan assets regulation. This assessment is based on the traditional debt features of the notes, including the reasonable expectation of purchasers of the notes that the notes will be repaid when due, traditional default remedies, and on the absence of conversion rights, warrants and other typical equity features.

Without regard to whether the notes are treated as debt for ERISA purposes, the purchase, holding and disposition of the notes by or on behalf of a plan could be considered to give rise to a direct or indirect prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code if the trust, the owner trustee, the indenture trustee, any underwriter or any of their affiliates, including Ford Credit, is or becomes a "party in interest" under ERISA or a "disqualified person" under Section 4975 of the Internal

Revenue Code for the plan. In this case, exemptions from the prohibited transaction rules could apply to the purchase, holding and disposition of notes by or on behalf of a plan depending on the type and circumstances of the plan fiduciary making the decision to purchase a note and the relationship of the party in interest to the plan investor. Included among these exemptions are:

- prohibited transaction class exemption 84-14, regarding transactions effected by qualified professional asset managers,

- prohibited transaction class exemption 90-1, regarding transactions entered into by insurance company pooled separate accounts,

- prohibited transaction class exemption 91-38, regarding transactions entered into by bank collective investment funds,

- prohibited transaction class exemption 95-60, regarding transactions entered into by insurance company general accounts, and

- prohibited transaction class exemption 96-23, regarding transactions effected by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code provide an exemption for some transactions between a plan and a person that is a party in interest or disqualified person for a plan solely by reason of providing services to the plan or having a relationship with a service provider (other than a party in interest or a disqualified person that is, or is an affiliate of, a fiduciary for the assets of the plan involved in the transaction), if the plan pays no more than, and receives no less than, adequate consideration in connection with the transaction. However, even if the conditions in one or more of these exemptions are met, the scope of relief may not necessarily cover all acts that might be construed as prohibited transactions.

Any plan that purchases, holds or disposes of the notes will be deemed to have represented that its purchase, holding or disposition of the notes is not and will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code due to the applicability of a statutory or administrative exemption from the prohibited transaction rules.

Benefit Plans Not Subject to ERISA or the Internal Revenue Code

Some employee benefit plans, such as governmental plans, foreign plans and some church plans (each as defined or described in ERISA) are not subject to the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code. However, these plans may be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code. In addition, a plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code. Each plan that is subject to laws or regulations substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code, and each person acting on behalf of or investing the assets of the plan, that purchases, holds or disposes of notes will be deemed to have represented that its purchase, holding and disposition of the notes is not and will not result in a non-exempt violation of these similar laws or regulations.


UNDERWRITING


The depositors and the underwriters named below have entered into an underwriting agreement for the notes offered by this prospectus. Subject to some conditions, each underwriter has agreed to purchase the principal amount of the offered notes indicated in the following table:

Underwriters	Class A-1 Notes	Class A-2 Notes
[_____]	$ _____	$ _____
[_____]	_____	_____
Total	$ _____	$ _____

Underwriters	[Class B Notes]	[Class C Notes]	[Class D Notes]
[_____]	$ _____	$ _____	$ _____
[_____]	_____	_____	_____
Total	$ _____	$ _____	_____

The depositors may retain some or all of one or more classes of the notes. These notes may be sold, subject to the requirements in the indenture, directly by the depositors or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of these notes. If these notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent's commissions. These notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

All classes of notes must be issued and purchased (or retained by the depositors) for any offered notes to be issued and purchased by the underwriters.

The underwriters will resell the notes to the public. The selling concessions that the underwriters may allow to some dealers, and the discounts that those dealers may reallow to other dealers, expressed as a percentage of the initial principal amount of each class of notes, are indicated in the following table. Due to sales to affiliates, one or more of the underwriters may be required to forego a minor portion of the selling concessions they would be entitled to receive.

	Selling Concessions not to exceed	Reallowances not to exceed
Class A-1 notes.....................................	__%	__%
Class A-2 notes.....................................	__%	__%
[Class B notes	__%	__%]
[Class C notes.....................................	__%	__%]
[Class D notes.....................................	__%	__%]

Each class of notes is a new issue of securities with no established trading market. The underwriters have advised the depositors that they intend to make a market in the notes purchased by them but they are not obligated to do so and may discontinue market-making at any time without notice. It is not certain that a secondary market for the notes will develop or about the liquidity of any trading market for the notes. If a secondary market for the notes does develop, it might end at any time or it might not be sufficiently liquid to allow noteholders to resell any of the notes.

In connection with the sale of the notes, the underwriters may, to the extent permitted by Regulation M under the Securities Exchange Act of 1934, engage in:

- over-allotments, in which members of the selling syndicate sell more notes than the seller actually sold to the syndicate, creating a syndicate short position,

- stabilizing transactions, in which purchases and sales of the notes may be made by the members of the selling syndicate at prices that do not exceed a stated maximum,

- syndicate covering transactions, in which members of the selling syndicate purchase the notes in the open market after the distribution is completed to cover syndicate short positions, and

- penalty bids, by which underwriters reclaim a selling concession from a syndicate member when any of the notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the notes to be higher than they would otherwise be. These transactions, if begun, may be discontinued at any time.

The depositors and Ford Credit will indemnify the underwriters against specific liabilities, including liabilities under the federal securities laws, or contribute to payments the underwriters may be required to make for those liabilities.

The trust may invest the funds in its bank accounts in obligations issued by the underwriters or their affiliates.

In the ordinary course of their businesses, the underwriters and their affiliates have engaged and may engage in various financial advisory, investment banking and commercial banking transactions with the sponsor, the depositors, the servicer and their affiliates.

On request by a noteholder who received an electronic prospectus from an underwriter within the period during which there is an obligation to deliver a prospectus, the underwriter will promptly deliver, without charge, a paper copy of this prospectus.

LEGAL OPINIONS

_____ will review or provide opinions on legal matters relating to the notes and some U.S. federal income tax and other matters for the trust, the depositors and the servicer. _____ will review or provide opinions on some legal matters relating to the notes and other matters for the underwriters. [_____ has from time to time represented Ford Credit and its affiliates on other matters.]

WHERE YOU CAN FIND MORE INFORMATION

The depositors, as originators of the trust, filed with the SEC a registration statement, Registration No. 333-_____ under the Securities Act of 1933, for the notes offered by this prospectus. Forms of the transaction documents described in this prospectus are included as exhibits to the registration statement. You may read and copy the registration statement and any notices, reports, statements or other materials filed by the trust, Ford Credit or the depositor at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549.

You may obtain more information about the operation of the Public Reference Room and copying costs by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov where you can find reports, information statements and other information for registrants that file electronically with the SEC. You may obtain more information about Ford and Ford Credit at www.ford.com and www.fordcredit.com.

The servicer will file for the trust annual reports on Form 10-K, monthly distribution reports on Form 10-D, any current reports on Form 8-K, and amendments to these reports with the SEC. A copy of any report may be obtained by any noteholder by request to the indenture trustee or the depositors.

INCORPORATION OF DOCUMENTS BY REFERENCE

The trust "incorporates by reference" some information it files with the SEC, which means that the trust can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that the trust files later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. The trust also incorporates by reference any current reports on Form 8-K later filed by or on behalf of the trust before the termination of the offering of the notes (including any market-making transactions for the notes unless exempt from the registration requirements of the Securities Act).

The depositors will provide without charge to each person, including any beneficial owner of the notes, to whom a copy of this prospectus is delivered, on request, a copy of any of the documents incorporated in this prospectus by reference.

Requests for copies should be directed to:

> Ford Credit Floorplan Corporation
> or Ford Credit Floorplan LLC
> c/o Ford Motor Credit Company LLC
> c/o Ford Motor Company
> World Headquarters, Suite 802-A3
> One American Road
> Dearborn, Michigan 48126
> Attention: Ford Credit SPE Management Office
> Telephone number: (313) 594-3495
> Fax number: (313) 390-4133

INDEX OF DEFINED TERMS

OTHER SERIES ISSUED AND OUTSTANDING

Series 20__-__ notes

Initial invested amount	$_____
Initial Class A-1 principal balance	$_____
Class A-1 note interest rate	____% per annum
Initial Class A-2 principal balance	$_____
Class A-2 note interest rate	[One-month LIBOR +] ___%
Initial Class B principal balance	$_____
Class B note interest rate	___% per annum
Initial Class C principal balance	$_____
Class C note interest rate	___% per annum
Initial Class D principal balance	$_____
Class D note interest rate	___% per annum
Subordination factor	___%
Scheduled start of controlled accumulation period	_____, ____
Expected final payment date	_____ ____ payment date
Final maturity date	_____ ____ payment date
Closing date	_____, ____
Excess interest sharing group designation	____
Principal sharing group designation	____

—————————————

Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Depositors

Ford Motor Credit Company LLC
Sponsor and Servicer

—————————————

Ford Credit Floorplan Master Owner Trust A
Issuing Entity or Trust

Series 20__-__
Asset Backed Notes

$● Class A-1 ●% Notes

$● Class A-2 Floating Rate Notes

$● Class B [●%][Floating Rate Notes]

$● Class C [●%][Floating Rate Notes]

$● Class D [●%][Floating Rate Notes]

—————————————

PROSPECTUS

—————————————

[NAMES OF UNDERWRITERS]

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the offering described in this registration statement.

Securities and Exchange Commission[1] [2]...............................	$	*
Rating agency fees	$	*
Printing	$	*
Legal fees and expenses..	$	*
Accountants' fees	$	*
Fees and expenses of Indenture Trustee...................................	$	*
Fees and expenses of Owner Trustee	$	*
Fees and expenses of Asset Representations Reviewer	$	*
Miscellaneous expenses...	$	*
Total...	$	*

_____

[*]   To be filed by amendment.

[1]   Includes registration of an indeterminate amount of asset-backed securities that may be sold in market-making transactions from time to time by Ford Motor Credit Company LLC.

[2] $ _____ of registration fees have been paid in connection with $ _____ of unsold securities included on this registration statement pursuant to Rule 415(a)(6) of the Securities Act of 1933. The registration fee for any additional securities is deferred in accordance with Rules 456 (c) and 457 (s) of the Securities Act of 1933.

ITEM 13. Indemnification of Directors and Officers.

Section 18-108 of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., provides as follows:

> "§ 18-108. Indemnification. — Subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever."

Article VII of the Amended and Restated Limited Liability Company Agreement of Ford Credit Floorplan LLC provides as follows:

> "Section 7.1. *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or obligation or duty at law or in equity, none of the Member, the Managers, or any officers, directors, stockholders, partners, employees, representatives or agents of any of the foregoing, or any officer, employee, representative or agent of the Company or any of its Affiliates will be liable to the Company or any other Person for any act or omission (in relation to the Company, this Agreement, any related document or any transaction contemplated hereby or thereby) taken or omitted by such Person bound by this Agreement in the reasonable belief that such act or omission is in, or not contrary to, the best interests of the Company and is within the scope of authority granted to such Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith or gross negligence.
>
> Section 7.2. *Liabilities: Indemnification.* (a) Subject to Section 7.2(f), any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or

investigative, by reason of the fact that he or she is or was a Member, Manager, officer, employee, agent or legal representative of the Company (each, an *"Indemnified Party"*), will be indemnified and held harmless by the Company to the fullest extent legally permissible against all expenses, claims, damages, liabilities and losses (including without limitation, judgments, interest on judgments, fines, charges, costs, amounts paid in settlement, expenses and attorneys' fees incurred in investigating, preparing or defending any action, claim suit, inquiry, proceeding, investigation or any appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or commission), whether pending or merely threatened, whether or not any Indemnified Party is or may be a party thereto, including interest on any of the foregoing (collectively, *"Damages"*) arising out of, or in connection with, the management or conduct of the business and affairs of the Company, except for any such Damages to the extent that they are found by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Party or willful violations of the express provisions hereof by such Indemnified Party. Each Indemnified Party may consult with counsel and accountants with respect to the affairs of the Company and will be fully protected and justified, to the extent allowed by law, in acting, or failing to act, if such action or failure to act is in accordance with the advice or opinion of such counsel or accountants.

(b) Each Indemnified Party is required to give prompt notice to the Company of any action commenced against it with respect to which indemnification may be sought under this Section 7.2, but failure to do so will not relieve the Company from any liability which it may have hereunder unless it has been materially prejudiced by such failure to notify or from any liability that it may otherwise have other than on account of this Section 7.2. In no event will the Company be liable for the fees and expenses of more than one counsel for all the Indemnified Parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general obligations or circumstances, unless (i) if the defendants in any such action include one or more Indemnified Parties and the Company, one or more of the Indemnified Parties have employed separate counsel after having reasonably concluded that there may be legal defenses available to it or them that are different from or additional to those available to the Company or to one or more of the other Indemnified Parties or (ii) the Company has not employed counsel reasonably acceptable to an Indemnified Party to represent such Indemnified Party within a reasonable time after notice of the commencement of the action.

(c) The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the Person seeking indemnification did not act in good faith and in a manner which such Person reasonably believed to be in or not opposed to the best interest of the Company or its Creditors, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Person's conduct was unlawful. Entry of a judgment by consent as part of a settlement will not be deemed a final adjudication of liability for negligence or misconduct in the performance of duty, nor of any other issue or matter.

(d) Subject to Section 7.2(g), expenses (including attorneys' fees and disbursements) incurred by an Indemnified Party in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Managers in the specific case upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company. Expenses (including attorneys' fees and disbursements) incurred by other employees or agents of the Company in defending in any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company upon such terms and conditions, if any, as the Board of Managers deems appropriate.

(e) No Manager of the Company shall be personally liable to the Company for monetary damages for any breach of fiduciary duty by such person as a Manager. Notwithstanding the foregoing sentence, a Manager shall be liable to the extent provided by applicable law (i) for breach of the Manager's duty of loyalty to the Company or the Member, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (iii) for any transaction from which the Manager derived an improper personal benefit.

(f) The indemnification and advancement of expenses provided by this Section 7.2 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement may by entitled under any agreement, vote of the Board of Managers or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a Person who has ceased to be a Manager, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such Person.

(g) Any amounts payable by the Company in accordance with this Section 7.2 shall be payable solely to the extent of funds available therefor and actually received by the Company under the Basic Documents, from capital contributions or in connection with other Permitted Transactions. The Company's obligations under this Section 7.2 shall not constitute a claim against the Company to the extent that the Company does not have funds sufficient to make payment of such obligations. Any claim that an Indemnified Party may have at any time against the Company that it may seek to enforce under this Agreement will, if the Company becomes a debtor or debtor in possession in a case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect or otherwise subject to any insolvency, reorganization, liquidation, rehabilitation or other similar proceedings, be subordinate to the payment in full, including post-petition interest of the claims of the holders of any Securities which are collateralized or secured by the assets of the Company.

Section 7.3 *Amendments: Indemnification.* The indemnities contained in Section 7.2 shall survive the resignation, removal or termination of any Indemnified Party or the termination of this Agreement. Any repeal or modification of this Article VII shall not adversely affect any rights of such Indemnified Party pursuant to this Article VII, including the right to indemnification and to the advancement of expenses of an

Indemnified Party existing at the time of such repeal or modifications with respect to any acts or omissions occurring prior to such repeal or modification."

Section 145 of the General Corporation Law of the State of Delaware, 8 Del. C. § 101 et seq., provides as follows:

"§ 145. **Indemnification of officers, directors, employees and agents; insurance**

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

Article Six of the Amended and Restated Certificate of Incorporation of Ford Credit Floorplan Corporation provides as follows:

"(a) A director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i)   for any breach of the director's duty of loyalty to the Corporation or its stockholders,

(ii)   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii)   under Section 174 of the Delaware General Corporation Law, or

(iv)   for any transaction from which the director derived an improper personal benefit.

If the Delaware General Corporation Law is amended after approval by the stockholders of this Article Six to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

(b) Any repeal or modification of paragraph (a) of this Article Six by the stockholders of the Corporation will not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

(c)(i)   Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, will be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including penalties, fines, judgments, attorneys' fees, amounts paid or to be paid in settlement and excise taxes imposed on fiduciaries with respect to (i) employee benefit plans, (ii) charitable organizations or (iii) similar matters) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director, officer or employee and will inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation will indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (other than pursuant to subparagraph (c)(ii) of this Article Six) only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this subparagraph (c)(i) is a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this subparagraph (c)(i) or otherwise.

(ii)   If a claim which the Corporation is obligated to pay under subparagraph (c)(i) of this Article Six is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the

claimant will be entitled to be paid also the expense of prosecuting such claim. It will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(iii)   The provisions of this paragraph (c) of Article Six cover claims, actions, suits and proceedings, civil or criminal, whether now pending or hereafter commenced, and is retroactive to cover acts or omissions or alleged acts or omissions which heretofore have taken place. If any part of this paragraph (c) of Article Six should be found to be invalid or ineffective in any proceeding, the validity and effect of the remaining provisions will not be affected.

(iv)   The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this paragraph (c) of Article Six is not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

(v)   The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

(vi)   The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the Corporation to the fullest extent of the provisions of this paragraph (c) of Article Six with respect to

the indemnification and advancement of expenses of directors, officers and employees of the Corporation.

(c) Any amounts payable by the Corporation in accordance with section (c) of this Article Six will be paid solely to the extent of funds available therefor and actually received by the Corporation under the Basic Documents, from capital contributions or in connection with other Permitted Transactions. Any claim that an indemnified party may have at any time against the Corporation that it may seek to enforce under this Restated Certificate will, if the Corporation becomes a debtor or debtor in possession in a case under any applicable federal or state bankruptcy, insolvency or similar law now or hereafter in effect or otherwise subject to any insolvency, reorganization, liquidation, rehabilitation or similar proceedings, be subordinate to the payment in full, including post-petition interest, of the claims of the holders of any Securities which are collateralized or secured by assets of the Corporation."

Indemnification provisions of Section 5 of Article NINTH of the Certificate of Incorporation of Ford Motor Company are applicable to directors, officers and employees of Ford Credit Floorplan LLC and Ford Credit Floorplan Corporation who serve as such at the request of Ford Motor Company and provide as follows:

"**5.1. Limitation on Liability of Directors.** A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director's duty of loyalty to the corporation or its stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) under Section 174 of the Delaware General Corporation Law, or

(iv) for any transaction from which the director derived an improper personal benefit.

If the Delaware General Corporation Law is amended after approval by the stockholders of this subsection 5.1 of Article NINTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

5.2. Effect of any Repeal or Modification of Subsection 5.1. Any repeal or modification of subsection 5.1 of this Article NINTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

5.3. Indemnification and Insurance.

5.3a. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative,

II-9

is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including penalties, fines, judgments, attorneys' fees, amounts paid or to be paid in settlement and excise taxes imposed on fiduciaries with respect to (i) employee benefit plans, (ii) charitable organizations or (iii) similar matters) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (other than pursuant to subsection 5.3b of this Article NINTH) only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this subsection 5.3a of Article NINTH shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this subsection 5.3a of Article NINTH or otherwise.

5.3b. Right of Claimant to Bring Suit. If a claim which the corporation is obligated to pay under subsection 5.3a of this Article NINTH is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable

standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

5.3c. Miscellaneous. The provisions of this Section 5.3 of Article NINTH shall cover claims, actions, suits and proceedings, civil or criminal, whether now pending or hereafter commenced, and shall be retroactive to cover acts or omissions or alleged acts or omissions which heretofore have taken place. If any part of this Section 5.3 of Article NINTH should be found to be invalid or ineffective in any proceeding, the validity and effect of the remaining provisions shall not be affected.

5.3d. Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 5.3 of Article NINTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

5.3e. Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

5.3f. Indemnification of Agents of the Corporation. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the corporation to the fullest extent of the provisions of this Section 5.3 of Article NINTH with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation."

Indemnification provisions of Article 10 of the Limited Liability Company Agreement of Ford Motor Credit Company LLC are applicable to directors, officers and employees of Ford Credit Floorplan LLC and Ford Credit Floorplan Corporation who serve as such at the request of Ford Motor Credit Company LLC and provide as follows:

"**10.1 Limitation on Liability.** The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company, and no Shareholder, Director or officer of the Company will be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Shareholder, Director and/or officer.

10.2 Directors' Standard of Care. Each Director of the Company will be deemed to owe to the Company and its Shareholders all of the fiduciary duties that a director of a corporation formed under the Delaware General Corporation Law would owe to such corporation and its stockholders. Notwithstanding the previous sentence, however, a

Director of the Company will not be personally liable to the Company or any Shareholder for monetary damages for breach of fiduciary duty as a Director, except for liability for: (a) any breach of the Director's duty of loyalty to the Company or its Shareholders; (b) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; (c) voting for or consenting to a distribution to a Shareholder in violation of Section 18-607 of the Delaware Limited Liability Act (the "*Act*"); or (d) any transaction from which the Director derived an improper personal benefit.

10.3 Indemnification of Directors, Officers, Employees and Agents. To the fullest extent permitted by law, the Company will indemnify and hold harmless each Shareholder, Director, or officer of the Company or any Affiliate of the Company (as defined below) and any officer, director, stockholder, partner, employee, representative or agent of any such Shareholder, Director or officer (each, a "Covered Person") and each former Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts (including any investigation, legal and other reasonable expenses) arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person or former Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or that relates to or arises out of the Company or its formation, operation, dissolution or termination or its property, business or affairs. The Company may indemnify any employee, representative or agent of the Company when, as and if determined by the Board of Directors, to the same extent as provided to Covered Persons pursuant to this Section 10.3. A Covered Person or former Covered Person will not be entitled to indemnification under this Section 10.3 with respect to (a) any Claim that a court of competent jurisdiction has determined results from (i) any breach of such Covered Person's duty of loyalty to the Company or its Shareholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) voting for or consenting to a distribution to a Shareholder in violation of Section 18-607 of the Act, or (iv) any transaction from which such Covered Person derived an improper personal benefit or (b) any Claim initiated by such Covered Person unless such Claim (or part thereof) (i) was brought to enforce such Covered Person's rights to indemnification under this Agreement or (ii) was authorized or consented to by the Board. For purposes of this Section 10.3, "Affiliate of the Company" means any person or entity controlling, controlled by or under common control with the Company. For the purposes of this definition, "control" of a person or entity means the power to direct the management and policies of such person or entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

10.4 Survival. The indemnities under this Article 10 will survive dissolution or termination of the Company.

10.5 Claim Against Company. Each Covered Person or former Covered Person will have a claim against the property and assets of the Company for payment of any indemnity amounts due under this Agreement, which amounts will be paid or properly reserved for prior to the making of distributions by the Company to Shareholders.

10.6 Advancement of Expenses. Expenses incurred by a Covered Person or former Covered Person in defending any Claim will be paid by the Company in advance of the

final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person or former Covered Person to repay such amount if it is ultimately determined that such Covered Person or former Covered Person is not entitled to be indemnified by the Company as authorized by this Article 10.

10.7 Repeal or Modification. Any repeal or modification of this Article 10 will not adversely affect any rights of such Covered Person or former Covered Person pursuant to this Article 10, including the right to indemnification and to the advancement of expenses of a Covered Person or former Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

10.8 Rights Not Exclusive. The rights to indemnification and to the advancement of expenses conferred in this Article 10 will not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of the Directors or otherwise.

10.9 Insurance. The Company may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Company or another limited liability company, corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Agreement or the Act."

Ford Credit Floorplan LLC is insured for liabilities it may incur pursuant to Article VII of its Limited Liability Company Agreement relating to the indemnification of its managers, officers and employees. In addition, managers and officers are insured against certain losses which may arise out of their employment and which are not recoverable under the indemnification provisions of Ford Credit Floorplan LLC's Limited Liability Company Agreement. The premium for both insurance coverages is paid by Ford Motor Company.

Ford Credit Floorplan Corporation is insured for liabilities it may incur pursuant to Article Six of its Certificate of Incorporation relating to the indemnification of its directors, officers and employees. In addition, directors and officers are insured against certain losses which may arise out of their employment and which are not recoverable under the indemnification provisions of Ford Credit Floorplan Corporation's Certificate of Incorporation. The premium for both insurance coverages is paid by Ford Motor Company.

ITEM 14. Exhibits.

(A) Exhibits:

1.1 — Form of Underwriting Agreement for the Notes.*

3.1 — Amended and Restated Certificate of Formation of Ford Credit Floorplan LLC.*

3.2 — Amended and Restated Limited Liability Company Agreement of Ford Credit Floorplan LLC.*

3.3 — Restated Certificate of Incorporation of Ford Credit Floorplan Corporation.*

3.4 — By-Laws of Ford Credit Floorplan Corporation.*

4.1 — Indenture between the Trust and the Indenture Trustee.*

4.2 — Form of Indenture Supplement (including forms of Notes).*

4.3 — Trust Agreement between the Depositors and the Owner Trustee.*

5.1 — Opinion of Katten Muchin Rosenman LLP with respect to legality.*

8.1 — Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters.*

23.1 — Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1).*

23.2 — Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1).*

24.1 — Powers of Attorney.*

25.1 — Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.*

36.1 — Form of Depositor certification for shelf offerings of asset-backed securities (Ford Credit Floorplan Corporation).*

36.2 — Form of Depositor certification for shelf offerings of asset-backed securities (Ford Credit Floorplan LLC).*

99.1 Receivables Purchase Agreement between Ford Credit Floorplan Corporation and Ford Credit.*

99.2 Receivables Purchase Agreement between Ford Credit Floorplan LLC and Ford Credit.*

99.3 — Sale and Servicing Agreement among Ford Credit Floorplan Corporation, the Servicer and the Trust.*

99.4 — Form of Series Dispute Resolution Supplement (Ford Credit Floorplan Corporation).*

99.5 — Sale and Servicing Agreement among Ford Credit Floorplan LLC, the Servicer and the Trust.*

99.6 — Form of Series Dispute Resolution Supplement (Ford Credit Floorplan LLC).*

99.7 — Administration Agreement among the Trust, the Administrator and the Indenture Trustee.*

99.8 — Account Control Agreement between the Trust and The Bank of New York Mellon.*

99.9 — Form of Series Account Control Agreement.*

100.1 — Form of Asset Representations Review Agreement among the Trust, the Servicer, the Indenture Trustee and the Asset Representatives Reviewer.*

———————

* Filed with this Form SF-3.

ITEM 15. Undertakings.

(a)   Each undersigned co-registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

(A)   [Not applicable].

(B)   Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 (§ 239.13), Form SF-3 (§ 239.45) or Form F-3 (§ 239.33) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the co-registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) § 230.424(b)) that is part of the registration statement.

(C)   *Provided further, however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S–1 (§ 239.11), Form SF-1 (§ 239.13) or Form SF-3 (§ 239.45) or Form S–3 (§ 239.13), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   [Not applicable]

(5)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

        (i)   [Not applicable].

        (ii)   [Not applicable].

        (iii)   If the co-registrants are relying on § 230.430D:

             (A)   Each prospectus filed by the co-registrants pursuant to §§ 230.424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

             (B)   Each prospectus required to be filed pursuant to § 230.424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on § 230.430D relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in § 230.430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(6)   That, for the purpose of determining liability of the co-registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned co-registrant undertakes that in a primary offering of securities of the undersigned co-registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, each undersigned co-registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

        (i)   Any preliminary prospectus or prospectus of the undersigned co-registrants relating to the offering required to be filed pursuant to Rule 424 (§ 230.424);

        (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned co-registrants or used or referred to by the undersigned registrant;

        (iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned co-registrants or their securities provided by or on behalf of the undersigned co-registrants; and

        (iv)   Any other communication that is an offer in the offering made by the undersigned co-registrants to the purchaser.

(7)   If the co-registrants are relying on § 230.430D, with respect to any offering of securities registered on Form SF–3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D.

(b)   Each undersigned co-registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the co-registrants' annual report pursuant to Section 13(a) or Section

15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   [Not applicable]

(d)   [Not applicable]

(e)   [Not applicable]

(f)   [Not applicable]

(g)   [Not applicable]

(h)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the co-registrants pursuant to the foregoing provisions, or otherwise, the co-registrant have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the co-registrants of expenses incurred or paid by a director, officer or controlling person of the co-registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the co-registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)   Each undersigned co-registrant hereby undertakes that:

       (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the co-registrants pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)   Each undersigned co-registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

(k)   Each undersigned co-registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each Co-Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized officer, in the City of Dearborn, State of Michigan on _____, 2015

FORD CREDIT FLOORPLAN CORPORATION
(Co-Registrant)

By: _____

(Samuel P. Smith,
Chairman of the Board of Directors
of Ford Credit Floorplan Corporation)

FORD CREDIT FLOORPLAN LLC
(Co-Registrant)

By: _____

(Samuel P. Smith,
Chairman of the Board of Managers
of Ford Credit Floorplan LLC)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following directors of FORD CREDIT FLOORPLAN CORPORATION in the capacities and on the date indicated.

Signature	Title	Date
_____ (Samuel P. Smith)	Chairman of the Board of Directors and President and Treasurer (principal executive officer and principal financial officer)	_____, 2015
_____ (Jane L. Carnarvon)	Director and Controller (principal accounting officer)	_____, 2015
_____ (Susan J. Thomas)	Director	_____, 2015

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following managers of FORD CREDIT FLOORPLAN LLC in the capacities and on the date indicated.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
_____ (Samuel P. Smith)	Chairman of the Board of Managers and President and Treasurer (principal executive officer and principal financial officer)	_____, 2015
_____ (Jane L. Carnarvon)	Manager and Controller (principal accounting officer)	_____, 2015
_____ (Susan J. Thomas)	Manager	_____, 2015

EXHIBIT INDEX

1.1 — Form of Underwriting Agreement for the Notes.*

3.1 — Amended and Restated Certificate of Formation of Ford Credit Floorplan LLC.*

3.2 — Amended and Restated Limited Liability Company Agreement of Ford Credit Floorplan LLC.*

3.3 — Restated Certificate of Incorporation of Ford Credit Floorplan Corporation.*

3.4 — By-Laws of Ford Credit Floorplan Corporation.*

4.1 — Indenture between the Trust and the Indenture Trustee.*

4.2 — Form of Indenture Supplement (including forms of Notes).*

4.3 — Trust Agreement between the Depositors and the Owner Trustee.*

5.1 — Opinion of Katten Muchin Rosenman LLP with respect to legality.*

8.1 — Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters.*

23.1 — Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1).*

23.2 — Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1).*

24.1 — Powers of Attorney.*

25.1 — Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.*

36.1 — Form of Depositor certification for shelf offerings of asset-backed securities (Ford Credit Floorplan Corporation).*

36.2 — Form of Depositor certification for shelf offerings of asset-backed securities (Ford Credit Floorplan LLC).*

99.1 Receivables Purchase Agreement between Ford Credit Floorplan Corporation and Ford Credit.*

99.2 Receivables Purchase Agreement between Ford Credit Floorplan LLC and Ford Credit.*

99.3 — Sale and Servicing Agreement among Ford Credit Floorplan Corporation, the Servicer and the Trust.*

99.4 — Form of Series Dispute Resolution Supplement (Ford Credit Floorplan Corporation).*

99.5 — Sale and Servicing Agreement among Ford Credit Floorplan LLC, the Servicer and the Trust.*

99.6 — Form of Series Dispute Resolution Supplement (Ford Credit Floorplan LLC).*

99.7 — Administration Agreement among the Trust, the Administrator and the Indenture Trustee.*

99.8 — Account Control Agreement between the Trust and The Bank of New York Mellon.*

99.9 — Form of Series Account Control Agreement.*

100.1 — Form of Asset Representations Review Agreement among the Trust, the Servicer, the Indenture Trustee and the Asset Representatives Reviewer.*

_____

*   Filed with this Form SF-3.

EXHIBIT 4.2

SERIES 20__-_ INDENTURE SUPPLEMENT

between

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A,
as Issuer

and

_____,
as Indenture Trustee

Dated as of _____, 20__

TABLE OF CONTENTS

SERIES 20__-_ INDENTURE SUPPLEMENT, dated as of _____, 20__ (this "Indenture Supplement"), between FORD CREDIT FLOORPLAN MASTER OWNER TRUST A, a Delaware statutory trust, as Issuer, and _____, a _____, as Indenture Trustee.

BACKGROUND

Section 2.2 of the Indenture permits the Issuer and the Indenture Trustee to enter into an Indenture Supplement to authorize the issuance by the Issuer of Notes in one or more Series.

The parties to this Indenture Supplement, by executing and delivering this Indenture Supplement, have determined to create and specify the Principal Terms of the Series 20__-_ Notes.

The parties agree as follows:

GRANTING CLAUSES

In addition to the Grant of the Indenture, the Issuer Grants to the Indenture Trustee, as Indenture Trustee for the benefit of the Series 20__-_ Noteholders, all of the Issuer's right, title and interest, whether now owned or acquired in the future, in, to and under the Series 20_-_ Collateral.

This Grant is made in trust to secure (a) the payment of principal of, interest on and any other amounts owing on the Series 20__-_ Notes as stated in the Indenture and this Indenture Supplement for the benefit of the Series 20__-_ Noteholders and (b) the Issuer's compliance with its obligations under the Indenture and this Indenture Supplement, all as stated in the Series 20__-_ Notes, the Indenture and this Indenture Supplement.

The Indenture Trustee acknowledges this Grant, accepts the trusts under this Indenture Supplement according to this Indenture Supplement and agrees to perform its duties in this Indenture Supplement so that the interests of the Series 20__-_ Noteholders may be adequately protected.

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   Usage and Definitions. Capitalized terms used but not defined in this Indenture Supplement are defined in Appendix A to (a) the Fifth Amended and Restated Sale and Servicing Agreement, dated as of August 1, 2001, as amended and restated as of December 1, 2010, among Ford Credit Floorplan Corporation, as Depositor, the Issuer and Ford Motor Credit Company LLC, as Servicer, and (b) the Fifth Amended and Restated Sale and Servicing Agreement, dated as of August 1, 2001, as amended and restated as of December 1, 2010, among Ford Credit Floorplan LLC, as Depositor, the Issuer and the Servicer. Each Appendix A also contains usage rules that apply to this Indenture Supplement. Each Appendix A is incorporated by reference in this Indenture Supplement.

In addition, the following terms have the following meanings:

"Accrued Note Interest" means, for a Class and a Payment Date, the sum of the Note Monthly Interest and the Note Interest Shortfall for that Class.

"Accumulation Period Factor" means, for any Collection Period, a fraction:

(a)   the numerator of which equals the sum of the "Initial Invested Amounts" of all Series in Principal Sharing Group One; and

(b)   the denominator of which equals the sum of (i) the Initial Invested Amount, plus (ii) the "Initial Invested Amounts" of all Series in Principal Sharing Group One, other than Series 20__-_, that are not expected to be in their "Revolving Periods" from that date to the Expected Final Payment Date.

"Accumulation Period Length" means, for any Determination Date, the number of Collection Periods needed for the sum of the Accumulation Period Factors for those Collection Periods to be equal to or greater than the Required Accumulation Factor Number for that Determination Date.

"Adjusted Invested Amount" means, as of any date, (a) the Invested Amount, minus (b) during an Accumulation Period or Amortization Period for Series 20__-_, the amount of any Principal Collections in the Collection Account allocable to Series 20__-_, minus (c) the amount in the Series 20__-_ Principal Funding Account (excluding any net investment earnings), each as of that date.

"Asset Representations Review Agreement" means the Asset Representations Review Agreement, dated as of _____, 2015, among the Issuer, the Servicer, the Indenture Trustee and the Asset Representations Reviewer.

"Asset Representations Reviewer" means _____, a _____.

"Available Investor Interest Collections" means, for any Payment Date, an amount equal to the sum of (a) the Investor Interest Collections for the related Collection Period, plus (b) any net investment earnings on amounts in the Series 20__-_ Accounts for the related Collection Period, plus (c) the Series 20__-_ Accumulation Period Reserve Draw Amount for that Payment Date, plus (d) on the termination of the Series 20__-_ Accumulation Period Reserve Account under Section 4.7(c)(iii), all remaining amounts in the Series 20__-_ Accumulation Period Reserve Account (excluding any net investment earnings), plus (e) the Monthly Depositor Servicing Fee for that Payment Date.

"Available Investor Principal Collections" means, for any Payment Date, an amount equal to the excess of (a) the sum of (i) the Investor Principal Collections for the related Collection Period, plus (ii) any Available Investor Interest Collections, Series 20__-_ Reserve Account Available Amounts, Excess Interest Collections from other Series in Excess Interest Sharing Group One and Available Depositor Collections that, under Sections 4.2(a) and (b), are to be treated as Available Investor Principal Collections for that Payment Date, plus (iii) the Series 20__-_ Excess Funding Amount, plus (iv) any Shared Principal Collections for other

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Series in Principal Sharing Group One (including any amounts in the Excess Funding Account that are made available to Series 20__-_ under the Indenture as Shared Principal Collections), plus (v) on the termination of the Series 20__-_ Reserve Account under Section 4.7(b)(ii), all remaining amounts in the Series 20__-_ Reserve Account (excluding any net investment earnings and after giving effect to Section 4.2(b)(iii)), over (b) any Reallocated Principal Collections for that Payment Date.

"Available Subordinated Amount" means (a) for the first Determination Date following the Closing Date, an amount equal to the Required Subordinated Amount for the first Determination Date and (b) for any later Determination Date, an amount equal to the lesser of (i) the Required Subordinated Amount for that Determination Date and (ii) an amount equal to:

(A)   the Available Subordinated Amount for the prior Determination Date; minus

(B)   the amount of any Available Depositor Principal Collections used to cover shortfalls on the related Payment Date under Section 4.2(b)(ii); minus

(C)   the amount of the Investor Charge Offs and Reallocated Principal Collections for the related Payment Date applied to reduce the Available Subordinated Amount under Sections 4.3 and 4.4; plus

(D)   the amount of any Available Investor Interest Collections paid under Section 4.2(a)(xiii) to the Depositor Interest Account for distribution to the holders of the Depositor Interest; minus

(E)   the Incremental Subordinated Amount for the prior Determination Date; plus

(F)   the Incremental Subordinated Amount for that Determination Date; minus

(G)   the Subordinated Percentage of the increase in the Series 20__-_ Excess Funding Amount since the prior Payment Date to the next Payment Date; plus

(H)   the Subordinated Percentage of the decrease in the Series 20__-_ Excess Funding Amount since the prior Payment Date to the next Payment Date; plus

(I)   an amount equal to the increase, if any, in the Required Subordinated Amount as a result of a change in the Subordination Factor since the prior Determination Date, minus

(J)   an amount equal to the decrease, if any, in the Required Subordinated Amount as a result of a change in the Subordination Factor since the prior Determination Date, plus

(K)   any increases in the Available Subordinated Amount elected by the Depositors; provided, that the cumulative amount of the increases may not exceed [3.5]% of the initial Note Balance of the Series 20__-_ Notes.

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"Back-up Servicing Fee Rate" means ___% per annum or a lesser percentage as may be stated by the Back-up Servicer, if any, in an Officer's Certificate delivered to the Indenture Trustee. If no Back-up Servicing Agreement is in effect, all references to the Back-up Servicing Fee Rate in this Indenture Supplement will be considered to be deleted from this Indenture Supplement and have no further effect.

"Benefit Plan" means an employee benefit plan or other retirement plan or arrangement that is subject to Title I of ERISA, Section 4975 of the Code or any Similar Law.

"Class" means the Class A-1 Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes and the Class D Notes, as applicable.

"Class A-1 Notes" means any one of the Series 20__-_ Class A-1 Notes executed by the Issuer and authenticated by or on behalf of the Indenture Trustee, substantially in the form of Exhibit A.

"Class A-2 Notes" means any one of the Series 20__-_ Class A-2 Notes executed by the Issuer and authenticated by or on behalf of the Indenture Trustee, substantially in the form of Exhibit A.

"Class A Notes" means the Class A-1 Notes and the Class A-2 Notes. Unless the context otherwise requires, the Class A-1 Notes and the Class A-2 Notes will be treated as a single Class for purposes of allocations, distributions or payments.

"Class B Invested Amount" means, as of any date, an amount (not less than zero) equal to (a) the initial Note Balance of the Class B Notes, minus (b) the aggregate amount of any principal payments made to the Noteholders of the Class B Notes before that date, minus (c) the cumulative amount of unreimbursed Investor Charge-Offs applied to reduce the Class B Invested Amount under Section 4.3 before that date, minus (d) the cumulative amount of unreimbursed Reallocated Principal Collections applied to reduce the Class B Invested Amount under Section 4.4 before that date.

"Class B Notes" means any one of the Series 20__-_ Class B Notes executed by the Issuer and authenticated by or on behalf of the Indenture Trustee, substantially in the form of Exhibit A.

"Class C Invested Amount" means, as of any date, an amount (not less than zero) equal to (a) the initial Note Balance of the Class C Notes, minus (b) the aggregate amount of any principal payments made to the Noteholders of the Class C Notes before that date, minus (c) the cumulative amount of unreimbursed Investor Charge-Offs applied to reduce the Class C Invested Amount under Section 4.3 before that date, minus (d) the cumulative amount of unreimbursed Reallocated Principal Collections applied to reduce the Class C Invested Amount under Section 4.4 before that date.

"Class C Notes" means any one of the Series 20__-_ Class C Notes executed by the Issuer and authenticated by or on behalf of the Indenture Trustee, substantially in the form of Exhibit A.

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"Class D Invested Amount" means, as of any date, an amount (not less than zero) equal to (a) the initial Note Balance of the Class D Notes, minus (b) the aggregate amount of any principal payments made to the Noteholders of the Class D Notes before that date, minus (c) the cumulative amount of unreimbursed Investor Charge-Offs applied to reduce the Class D Invested Amount under Section 4.3 before that date, minus (d) the cumulative amount of unreimbursed Reallocated Principal Collections applied to reduce the Class D Invested Amount under Section 4.4 before that date.

"Class D Notes" means any one of the Series 20__-_ Class D Notes executed by the Issuer and authenticated by or on behalf of the Indenture Trustee, substantially in the form of Exhibit A.

"Closing Date" means _____, 20__.

"Controlled Accumulation Amount" means, for any Payment Date for the Controlled Accumulation Period, an amount equal to the Initial Invested Amount divided by six, except that, if the Controlled Accumulation Period begins after _____ 20__, the Controlled Accumulation Amount for each Payment Date for the Controlled Accumulation Period will be equal to (a) the product of (i) the Initial Invested Amount, times (ii) the Accumulation Period Factor for the last Collection Period of the Revolving Period, divided by (b) the Required Accumulation Factor Number for the last Determination Date during the Revolving Period.

"Controlled Accumulation Period" means, unless an Early Amortization Period has started before that period, the period starting on the first day of the _____ 20__ Collection Period or a later date as is determined according to Section 4.2(g) and ending on the earlier to occur of (a) the day before the start of the Early Amortization Period and (b) the end of the Collection Period before the Payment Date on which the Note Balance of the Series 20__-_ Notes will be paid in full.

"Controlled Deposit Amount" means, for any Payment Date for the Controlled Accumulation Period, an amount equal to the sum of (a) the Controlled Accumulation Amount for that Payment Date and (b) any Deficit Controlled Accumulation Amount for the prior Payment Date.

"Dealer Overconcentration" means, for any Determination Date, the excess, if any, of (a) the aggregate principal amount of Receivables originated in all Accounts of a Dealer or a group of affiliated Dealers on the last day of the related Collection Period, over (b) __% (or __% in the case of Dealers affiliated with AutoNation, Inc. (or its successors in interest)) of the Pool Balance on the last day of that Collection Period (or, in either case, a higher percentage if the Rating Agency Condition has been satisfied).

"Defaulted Amount" means, for any Determination Date, an amount (not less than zero) equal to (a) the principal amount of all Receivables that became Defaulted Receivables during the related Collection Period, minus (b) the amount of the Defaulted Receivables that are reassigned to the Depositors according to the Sale and Servicing Agreements (except that if an Insolvency Event occurs for a Depositor, the amount of the Defaulted Receivables that are reassigned to that Depositor will be zero), minus (c) the amount of the Defaulted Receivables

5

that are assigned to the Servicer according to the Sale and Servicing Agreements (except that if an Insolvency Event occurs for the Servicer, the amount of the Defaulted Receivables that are assigned to the Servicer will be zero).

"Deficit Controlled Accumulation Amount" means (a) for the first Payment Date for the Controlled Accumulation Period, the excess, if any, of the Controlled Accumulation Amount for that Payment Date, over the amount deposited in the Series 20__-_ Principal Funding Account on that Payment Date and (b) for each later Payment Date for the Controlled Accumulation Period, the excess, if any, of the Controlled Deposit Amount for that Payment Date, over the amount deposited in the Series 20__-_ Principal Funding Account on that Payment Date.

"Development Dealer Overconcentration" means, for any Determination Date, the excess, if any, of (a) the aggregate principal amount of Receivables that are Development Dealer Receivables on the last day of the related Collection Period, over (b) __% of the Pool Balance on the last day of that Collection Period (or, a higher percentage if the Rating Agency Condition has been satisfied).

"Early Amortization Period" means the period beginning on the day on which an Amortization Event for Series 20__-_ occurs (or, if the Servicer is not required to make daily deposits of Collections in the Collection Account under Section 8.4(b) of the Indenture, beginning on the first day of the Collection Period in which the Amortization Event occurs) and ending on the earlier to occur of (a) the end of the Collection Period before the Payment Date on which the Note Balance of the Series 20__-_ Notes will be paid in full and (b) the Series 20__-_ Final Maturity Date.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"Excess Interest Collections" means, for any Payment Date, an amount equal to the excess, if any, of (a) the Available Investor Interest Collections for that Payment Date, over (b) the amount required to be paid, without duplication, under Sections 4.2(a)(i) through (xv) on that Payment Date.

"Expected Final Payment Date" means the _____ 20__ Payment Date.

"Fixed Investor Percentage" means, for any Deposit Date or Collection Period (or portion of any Collection Period occurring after the end of the Revolving Period), the percentage equivalent (not to exceed 100%) of a fraction (a) the numerator of which is the Invested Amount on the last day of the Revolving Period and (b) the denominator of which is the greater of (i) the Adjusted Pool Balance on the last day of the prior Collection Period and (ii) the sum of the numerators used to calculate the applicable "Investor Percentages" for allocating Principal Collections to all Series for that Collection Period, except that, for any Deposit Date or Collection Period occurring after the Collection Period on the last day of which the Adjusted Invested Amount is zero, the Fixed Investor Percentage will be considered to be zero.

"Fleet Overconcentration" means, for any Determination Date, the excess, if any, of (a) the aggregate principal amount of the Receivables that are Fleet Receivables on the last day of the related Collection Period, over (b) __% of the Pool Balance on the last day of that Collection Period (or a higher percentage if the Rating Agency Condition has been satisfied).

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"Floating Investor Percentage" means, for any Deposit Date or Collection Period (or portion of any Collection Period occurring before the end of the Revolving Period), the percentage equivalent (not to exceed 100%) of a fraction (a) the numerator of which is the Adjusted Invested Amount on the last day of the prior Collection Period (or for the first Collection Period, the initial Note Balance of the Series 20__-_ Notes) and (b) the denominator of which is the Adjusted Pool Balance on the last day of the prior Collection Period (or for the first Collection Period, the Adjusted Pool Balance as of the Series Cutoff Date).

"Floating Rate Notes" means the [Class A-2 Notes, Class B Notes, Class C Notes and Class D Notes].

"Incremental Subordinated Amount" means, for any Determination Date, the product of:

(a)   a fraction, (i) the numerator of which is an amount (not less than zero) equal to (A) the Adjusted Invested Amount as of the related Payment Date, plus (B) the product of the initial Note Balance of the Series 20__-_ Notes times the excess of the Required Pool Percentage over 100%, plus (C) the Required Subordinated Amount on that Determination Date (without giving effect to the Incremental Subordinated Amount), minus (D) the Series 20__-_ Excess Funding Amount as of that Determination Date and (ii) the denominator of which is the Pool Balance on that Determination Date; times

(b)   the Non-Conforming Receivable Amount on that Determination Date.

"Initial Invested Amount" means, for the Series 20__-_ Notes and for any date, $_____. However, the Initial Invested Amount will be reduced by the initial Note Balance of any Series 20__-_ Notes that are determined to be no longer Outstanding on the day before the start of the Early Amortization Period.

"Interest Collections Shortfall" means, for any Payment Date, an amount equal to the excess, if any, of (a) the amount required to be paid, without duplication, under Sections 4.2(a)(i) through (xv) on that Payment Date, over (b) the Available Investor Interest Collections for that Payment Date.

"Interest Period" means, for any Payment Date (a) for each Class of Notes, except the Class A-2 Notes, the period from the 15th day of the calendar month before that Payment Date to the 15th day of the following calendar month (or from the Closing Date to _____, 20__ in the case of the first Payment Date), and (b) for the Floating Rate Notes, the period from the Payment Date before that Payment Date to that Payment Date (or, from the Closing Date to _____, 20__ in the case of the first Payment Date).

"Invested Amount" means, as of any date, an amount equal to (a) the initial Note Balance of the Series 20__-_ Notes, minus (b) the aggregate amount of any principal payments made to the Noteholders of the Series 20__-_ Notes before that date, minus (c) the cumulative amount of unreimbursed Investor Charge-Offs applied to reduce the Invested Amount under Section 4.3 before that date, minus (d) the cumulative amount of unreimbursed Reallocated Principal Collections applied to reduce the Invested Amount under Section 4.4 before that date.

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"Investor Charge-Off" means, for any Payment Date, the excess, if any, of the amount of the unfunded Investor Default Amount for that Payment Date over the amount of the Investor Default Amount applied to reduce the Available Subordinated Amount under Section 4.3 for that Payment Date.

"Investor Default Amount" means, for any Payment Date, an amount equal to the product of (a) the Floating Investor Percentage for the related Collection Period, times (b) the Defaulted Amount for that Collection Period.

"Investor Interest Collections" means, for any Deposit Date or Collection Period, an amount equal to the product of (a) the Floating Investor Percentage for the related Collection Period, times (b) the Interest Collections for that Deposit Date or Collection Period, as applicable.

"Investor Percentage" means, for any Collection Period (a) for Interest Collections and Defaulted Amounts at any time and Principal Collections during the Revolving Period, the Floating Investor Percentage and (b) for Principal Collections during the Controlled Accumulation Period or the Early Amortization Period, the Fixed Investor Percentage.

"Investor Principal Collections" means, for any Deposit Date or Collection Period, an amount equal to the product of (a) the Investor Percentage for the related Collection Period, times (b) the Principal Collections for that Deposit Date or Collection Period, as applicable.

["LIBOR" means, for any Interest Period, the rate determined by the Indenture Trustee on each LIBOR Determination Date on the basis of the rate for deposits in United States dollars for a period of one month which appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on that date. If that rate does not appear on the Reuters Screen LIBOR01 Page, the rate for that LIBOR Determination Date will be determined on the basis of the rates at which deposits in U.S. dollars are offered by the Reference Banks at approximately 11:00 a.m., London time, on that day to prime banks in the London interbank market for a period of one month starting on that date and in a principal amount of at least U.S.$1,000,000. The Indenture Trustee will request the principal London office of each of the Reference Banks to quote rates. If at least two quotes are provided, the rate for that LIBOR Determination Date will be the arithmetic mean of the quotes. If fewer than two quotations are provided as requested, the rate for that LIBOR Determination Date will be the arithmetic mean of the rates quoted by three major banks in New York City, selected by the Servicer, at approximately 11:00 a.m. (New York City time) on that day for loans in U.S. dollars to leading European banks for a period of one month starting on that date and in a principal amount of at least U.S.$1,000,000. However, if the banks selected by the Servicer are not quoting rates, LIBOR for that date will be the same as LIBOR for the prior LIBOR Determination Date.]

["LIBOR Determination Date" means, for any Interest Period, the date that is two London Banking Days before the start of that Interest Period.]

["London Banking Day" means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.]

"Manufacturer Overconcentration" means, for any Determination Date, the sum of:

(a)   the excess, if any, of (i) the aggregate principal amount of Receivables that relate to a particular Manufacturer (other than Ford or one of its associated Manufacturers) with a long-term unsecured rating of "A-" or better by Standard & Poor's and Fitch (if rated by Fitch), and "A3" or better by Moody's (if rated by Moody's) on the last day of the related Collection Period, over (ii) __% of the Pool Balance on the last day of that Collection Period (or a higher percentage if the Rating Agency Condition has been satisfied); plus

(b)   the excess, if any, of (i) the aggregate principal amount of Receivables that relate to a particular Manufacturer (other than Ford or one of its associated Manufacturers) with a long-term unsecured rating of "BBB+" or lower by Standard & Poor's or unrated by Standard & Poor's, or "BBB+" or lower by Fitch (if rated by Fitch), or "Baa1" or lower by Moody's (if rated by Moody's) on the last day of the related Collection Period, over (ii) __% of the Pool Balance on the last day of that Collection Period (or a higher percentage if the Rating Agency Condition has been satisfied).

"Medium and Heavy Truck Overconcentration" means, for any Determination Date, the excess, if any, of (a) the aggregate principal amount of Receivables that are Medium and Heavy Truck Receivables on the last day of the related Collection Period, over (b) __% of the Pool Balance on the last day of that Collection Period (or a higher percentage if the Rating Agency Condition has been satisfied).

"Monthly Back-up Servicing Fee" means, for any Payment Date, an amount equal to one-twelfth of the product of (a) the Back-up Servicing Fee Rate, times (b) the percentage equivalent of a fraction, the numerator of which is the Floating Investor Percentage for the related Collection Period and the denominator of which is the sum of the "Floating Investor Percentages" for all Series for that Collection Period, times (c) the aggregate principal amount of Receivables on the last day of the prior Collection Period. If no Back-up Servicing Agreement is in effect, all references to the Monthly Back-up Servicing Fee in this Indenture Supplement will be considered to be deleted from this Indenture Supplement and have no further effect.

"Monthly Depositor Servicing Fee" means, for any Payment Date, an amount equal to one-twelfth of the product of (a) the product of (i) the sum of the Servicing Fee Rate and the Back-up Servicing Fee Rate, times (ii) 100% minus the sum of the "Floating Investor Percentages" for all Series for the related Collection Period, times (iii) the aggregate principal amount of Receivables on the last day of the prior Collection Period, times (b) the percentage equivalent of a fraction, the numerator of which is the Floating Investor Percentage for the related Collection Period and the denominator of which is the sum of the "Floating Investor Percentages" for all Series for that Collection Period.

"Monthly Investor Report" has the meaning stated in Section 3.1(a).

"Monthly Principal Amount" means, for each Payment Date, beginning with the Payment Date in the month following the month in which (a) the Controlled Accumulation Period begins,

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an amount equal to the lesser of (i) the Controlled Deposit Amount for that Payment Date, and (ii) the Adjusted Invested Amount on that Payment Date, or (b) the Early Amortization Period begins, the Adjusted Invested Amount on that Payment Date.

"Monthly Principal Payment Rate" means, for any Collection Period, the percentage equivalent of a fraction (a) the numerator of which is the Principal Collections for that Collection Period and (b) the denominator of which is the Pool Balance on the first day of that Collection Period.

"Monthly Servicing Fee" means, for any Payment Date, an amount equal to one-twelfth of the product of (a) the Servicing Fee Rate, times (b) the percentage equivalent of a fraction, the numerator of which is the Floating Investor Percentage for the related Collection Period and the denominator of which is the sum of the "Floating Investor Percentages" for all Series for that Collection Period, times (c) the aggregate principal amount of Receivables on the last day of the prior Collection Period, or for the first Collection Period, the aggregate principal amount of Receivables on the Series Cutoff Date.

"Non-Conforming Receivable Amount" means, for any Determination Date, the excess, if any, of:

(a)   the sum, without duplication, of (i) the principal amount of Receivables that are Ineligible Receivables for that Determination Date, plus (ii) the aggregate amount of Dealer Overconcentrations, Development Dealer Overconcentrations, Fleet Overconcentrations, Manufacturer Overconcentrations, Medium and Heavy Truck Overconcentrations and Used Vehicle Overconcentrations for that Determination Date; over

(b)   the sum, without duplication, of (i) the principal amount of Receivables that are Ineligible Receivables that became Defaulted Receivables during the period from the prior Determination Date to the current Determination Date, plus (ii) the aggregate principal amount of Receivables contributing to Dealer Overconcentrations, Development Dealer Overconcentrations, Fleet Overconcentrations, Manufacturer Overconcentrations, Medium and Heavy Truck Overconcentrations and Used Vehicle Overconcentrations that, in each case, became Defaulted Receivables during the period from the prior Determination Date (or, in the case of the first Determination Date, the Series Cutoff Date) to the current Determination Date.

"Note Interest Rate" means, for each Class, the interest rate per annum stated in Section 2.1(b).

"Note Interest Shortfall" means, for a Class and a Payment Date, an amount equal to:

(a)   the Note Monthly Interest for the prior Payment Date for that Class; plus

(b)   any Note Interest Shortfall for that Class for the prior Payment Date together with interest on the Note Interest Shortfall, if lawful, at the Note Interest Rate for that Class for the related Interest Period; minus

(c)   the amount of Interest that was paid to the Noteholders of that Class on that prior Payment Date.

"Note Monthly Interest" means, for a Class and a Payment Date, the aggregate amount of interest accrued on the Note Balance of that Class at the Note Interest Rate for that Class for the related Interest Period.

"Payment Date" means the 15th day of each month, or if not a Business Day, the next Business Day, beginning in the first full month after the Closing Date.

"Principal Sharing Group One" means Series 20__-_ and each other Series stated in the related Indenture Supplement to be included in Principal Sharing Group One.

"Principal Shortfall" means, for Series 20__-_ and any Payment Date, an amount equal to (a) for any Payment Date in the Revolving Period, zero, and (b) for any Payment Date for the Controlled Accumulation Period or Early Amortization Period, the excess, if any, of the Monthly Principal Amount for that Payment Date, over the amount of Available Investor Principal Collections for that Payment Date (excluding any Available Investor Principal Collections attributable to Shared Principal Collections).

"Rating Agency" means each of _____ and _____.

"Rating Agency Condition" means:

(a)   for (i) _____ and any proposed action, and (ii) _____ and any action stated in clause (f) of the definition of "Permitted Investments," that the Rating Agency has notified the Depositors, the Servicer, and the Indenture Trustee that the proposed action will not result in a downgrade or withdrawal of its then-current rating of any Series 20__-_ Notes; and

(b)   for _____ and any proposed action, except as stated in clause (a)(ii) above, the Issuer has given ten Business Days' prior notice to the Rating Agency of the proposed action, and the Rating Agency has not notified the Depositors, the Servicer and the Indenture Trustee within that period that the action will result in a downgrade or withdrawal of its then-current rating on any of the Series 20__-_ Notes; provided, that _____ may, at its option, notify the Depositors, the Servicer and the Indenture Trustee that the action will not result in a reduction or withdrawal of its then-current rating of any of the Series 20__-_ Notes.

"Reallocated Principal Collections" means, for any Payment Date, the amount of Investor Principal Collections applied according to Section 4.4 in an amount not to exceed:

(a)   for the Class A Notes, the sum of (i) the Available Subordinated Amount plus (ii) the Class B Invested Amount plus (iii) the Class C Invested Amount plus (iv) the Class D Invested Amount, in each case, for that Payment Date;

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(b)   for the Class B Notes, the sum of (i) the Available Subordinated Amount <u>plus</u> (ii) the Class C Invested Amount <u>plus</u> (iii) the Class D Invested Amount, in each case, for that Payment Date;

(c)   for the Class C Notes, the sum of (i) the Available Subordinated Amount <u>plus</u> (ii) the Class D Invested Amount, in each case, for that Payment Date; and

(d)   for the Class D Notes, the Available Subordinated Amount for that Payment Date.

"<u>Reassignment Amount</u>" means, for any Payment Date, the sum of (a) the Note Balance of the Series 20__-_ Notes on that Payment Date, <u>plus</u> (b) the Accrued Note Interest for each Class for that Payment Date, <u>plus</u> (c) any other amounts due and payable by the Issuer on that Payment Date for Series 20__-_, in each case, after giving effect to any payments to be made on that Payment Date.

["<u>Reference Banks</u>" means four major banks in the London interbank market selected by the Servicer.]

"<u>Required Accumulation Factor Number</u>" means, for any Determination Date, a fraction, rounded upwards to the nearest whole number, the numerator of which is one and the denominator of which is equal to the lowest Monthly Principal Payment Rate, expressed as a decimal, for the twelve Collection Periods before the date of the calculation.

"<u>Required Pool Percentage</u>" means ___%.

"<u>Required Subordinated Amount</u>" means, as of any date, the sum of:

(a)   the greater of (i) zero and (ii) the product of (A) the Subordinated Percentage, <u>times</u> (B) the excess of the initial Note Balance of the Series 20__-_ Notes <u>over</u> the Series 20__-_ Excess Funding Amount on that date; plus

(b)   the Incremental Subordinated Amount for that date.

["<u>Reuters Screen LIBOR01 Page</u>" means the display page currently so designated on the Reuters Capital Markets service (or another page in that service that replaces that page for the purpose of displaying comparable rates or prices).]

"<u>Review</u>" means, for any Review Notice, the performance by the Asset Representations Reviewer of each Test stated in Schedule A to the Asset Representations Review Agreement for each Review Account and Receivable.

"<u>Review Account</u>" means, for any Review, each Account that has been designated as "status" by the Servicer as of the last day of the Collection Period prior to the receipt by the Asset Representations Reviewer and the Servicer of a Review Notice.

"<u>Review Notice</u>" means the notice from the Indenture Trustee to the Asset Representations Reviewer and the Servicer directing the Asset Representations Reviewer to

perform a Review under Section 3.1(a) of the Asset Representations Review Agreement, substantially in the form of Exhibit A to the Asset Representations Review Agreement.

"Review Receivable" means, for any Review, each Receivable in an Account that has been designated as "status" by the Servicer as of the last day of the Collection Period prior to the receipt by the Asset Representations Reviewer and the Servicer of a Review Notice.

"Revolving Period" means the period beginning on the Closing Date and ending on the earlier of the day before the date the Controlled Accumulation Period or the Early Amortization Period starts.

"Secured Parties" means the Noteholders.

"Series 20__-_" means the Series of Notes, the Principal Terms of which are stated in this Indenture Supplement.

"Series 20__-_ Accounts" means the Series 20__-_ Principal Funding Account, the Series 20__-_ Reserve Account, the Series 20__-_ Accumulation Period Reserve Account, which will be the "Series Accounts" for Series 20__-_ for purposes of the Indenture.

"Series 20__-_ Accumulation Period Reserve Account" means the account stated under Section 4.7(c).

"Series 20__-_ Accumulation Period Reserve Account Available Amount" means, for each Payment Date, the lesser of:

(a)   the amount in the Series 20__-_ Accumulation Period Reserve Account on that Payment Date (excluding any net investment earnings and before giving effect to any deposits or withdrawals made or to be made on that Payment Date); and

(b)   the Series 20__-_ Accumulation Period Reserve Account Required Amount.

"Series 20__-_ Accumulation Period Reserve Account Deposit Amount" means, for each Payment Date beginning on the Series 20__-_ Accumulation Period Reserve Account Funding Date and until termination of the Series 20__-_ Accumulation Period Reserve Account under Section 4.7(c)(iii), the excess of (a) the Series 20__-_ Accumulation Period Reserve Account Required Amount, over (b) the Series 20__-_ Accumulation Period Reserve Account Available Amount for that Payment Date.

"Series 20__-_ Accumulation Period Reserve Account Funding Date" means the Payment Date occurring in the second Collection Period before the scheduled start of the Controlled Accumulation Period (or an earlier or later date as may be directed by the Servicer; provided that, if the Series 20__-_ Accumulation Period Reserve Account Funding Date occurs on a later date, the Series 20__-_ Accumulation Period Reserve Account is expected to be fully funded by the start of the Controlled Accumulation Period).

"Series 20__-_ Accumulation Period Reserve Account Required Amount" means an amount equal to ___ % of the initial Note Balance of the Series 20__-_ Notes.

"Series 20__-_ Accumulation Period Reserve Draw Amount" means, for any Payment Date relating to the Controlled Accumulation Period or the first Payment Date in the Early Amortization Period, the lesser of (a) the excess, if any, of (i) an amount equal to one-twelfth of the product of (A) the amount in the Series 20__-_ Principal Funding Account on the prior Payment Date (excluding net investment earnings), times (B) the weighted average (weighted by the aggregate Note Balance of each Class of Series 20__-_ Notes) of the Note Interest Rate for each Class of Series 20__-_ Notes for the related Interest Period, over (ii) the portion of the Available Investor Interest Collections for that Payment Date that is net investment earnings from the Series 20__-_ Accounts, and (b) the Series 20__-_ Accumulation Period Reserve Account Available Amount for that Payment Date.

"Series 20__-_ Amortization Event" has the meaning stated in Section 6.1.

"Series 20__-_ Collateral" means (a) all Collections on the Receivables allocated to the Series 20__-_ Noteholders, (b) all security entitlements relating to the Series 20__-_ Accounts and the property deposited in or credited to any of the Series 20__-_ Accounts, (c) all present and future claims, demands, causes in action and choses in action for the foregoing, and (d) all payments on and proceeds of the foregoing.

"Series 20__-_ Excess Funding Amount" means, as of any date, the product of (a) the amount in the Excess Funding Account (excluding any net investment earnings) on that date, times (b) a fraction (i) the numerator of which is the Adjusted Invested Amount as of that date and (ii) the denominator of which is the sum of the "Adjusted Invested Amounts" of all Series.

"Series 20__-_ Final Maturity Date" means the _____ 20__ Payment Date.

"Series 20__-_ Notes" has the meaning stated in Section 2.1(a).

"Series 20__-_ Principal Funding Account" means the account stated under Section 4.7(a).

"Series 20__-_ Reserve Account" means the account stated under Section 4.7(b).

"Series 20__-_ Reserve Account Available Amount" means, for any Payment Date, the lesser of (a) the amount in the Series 20__-_ Reserve Account on that date (excluding any net investment earnings and before giving effect to any deposit or withdrawal on that Payment Date) and (b) the Series 20__-_ Reserve Account Required Amount for that Payment Date.

"Series 20__-_ Reserve Account Deposit Amount" means, for any Payment Date, the excess, if any, of (a) the Series 20__-_ Reserve Account Required Amount for that Payment Date, over (b) the Series 20__-_ Reserve Account Available Amount for that Payment Date.

"Series 20__-_ Reserve Account Required Amount" means, for any Payment Date, an amount equal to the product of (a) the Series 20__-_ Reserve Account Required Percentage, times (b) the Initial Invested Amount, except that the Reserve Account Required Amount for the Closing Date is $_____.

"Series 20__-_ Reserve Account Required Percentage" means, (a) for any Payment Date not stated in clauses (b) or (c), __%, (b) for any Payment Date during a Subordination Step-up Period for which the Depositors have elected to increase the Series 20__-_ Reserve Account Required Percentage according to Section 4.7(b), __% plus the Step-up Percentage or (c) for any Payment Date in the Early Amortization Period on which the Depositors have not elected to increase the Series 20__-_ Reserve Account Required Percentage under clause (b), __%. The Depositors may reduce any of these percentages if the Rating Agency Condition is satisfied.

"Series Cutoff Date" means the close of business on _____.

"Servicing Fee Rate" means __% per annum.

"Shared Principal Collections" means, for Series 20__-_ and any Payment Date, an amount equal to the excess, if any, of (a) the Available Investor Principal Collections for that Payment Date (without giving effect to clause (a)(iv) of the definition of "Available Investor Principal Collections"), over (b) the amount required to be deposited or distributed, without duplication, under Sections 4.2(d) and (e) on that Payment Date.

"Similar Law" means any federal, state, local or non-U.S. law or regulation substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code.

"Status Trigger" means, for any Collection Period, that the aggregate principal amount of Receivables in Accounts that have been designated as "status" by the Servicer exceeds __% of the Pool Balance, in each case, as of the last day of the Collection Period.

"Step-up Percentage" means the excess of the Subordinated Percentage calculated using a Subordination Factor of ___% over the Subordinated Percentage calculated using a Subordination Factor of ___%.

"Subordinated Percentage" means the percentage equivalent of a fraction (a) the numerator of which is the Subordination Factor and (b) the denominator of which is the excess of 100%, over the Subordination Factor.

"Subordination Factor" means, for the Series 20__-_ Notes, (a) for any Determination Date not stated in clause (b), ___% or (b) for any Determination Date during a Subordination Step-up Period, unless the Depositors have elected to increase the Series 20__-_ Reserve Account Required Percentage according to Section 4.7(b), ___%.

"Subordination Step-up Period" means any period beginning on the Determination Date for which the average of the Monthly Principal Payment Rates for the three prior Collection Periods is less than ___% and ending on the Determination Date for which the average of the Monthly Principal Payment Rates for the three prior Collection Periods is equal to or greater than ___%.

"Test" means, for a Review, each "Breach Determination Procedure" in Schedule A to the Asset Representations Review Agreement to be performed by the Asset Representations Reviewer on each Review Account and Receivable.

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"Used Vehicle Overconcentration" means, for any Determination Date, the excess, if any, of (a) the aggregate principal amount of Receivables on credit lines that are designated by the Servicer specifically for purchases of Used Vehicles on the last day of the related Collection Period, over (b) __% of the Pool Balance on the last day of that Collection Period (or a higher percentage if the Rating Agency Condition has been satisfied).

Section 1.2.   Defined Terms for Other Series. Capitalized terms in this Indenture Supplement, when used in quotation marks with a reference to one or more Series, have the respective meanings stated for a Series in the related Indenture Supplement.

ARTICLE II
CREATION OF SERIES 20__-_ NOTES

Section 2.1.   Principal Terms of Series 20__-_ Notes. The Principal Terms for the Series 20__-_ Notes are as follows:

(a)   Creation and Designation. This Indenture Supplement creates a Series of Notes to be issued by the Issuer on the Closing Date under the Indenture and this Indenture Supplement to be known as the "Series 20__-_ Asset Backed Notes" or the "Series 20__-_ Notes."

(b)   Note Interest Rate and Initial Note Balance. The Indenture Trustee will, on Issuer Order, authenticate and deliver the Series 20__-_ Notes for original issue in the following Classes, each having the Note Interest Rates and initial Note Balances stated below.

Class	Note Interest Rate	Initial Note Balance
Class A-1 Notes	__%	$_____
Class A-2 Notes	[One-month LIBOR +] __%	$_____
Class B Notes	[One-month LIBOR +] __%	$_____
Class C Notes	[One-month LIBOR +] __%	$_____
Class D Notes	[One-month LIBOR +] __%	$_____

(c)   Sharing Groups. Series 20__-_ will be in Excess Interest Sharing Group One and in Principal Sharing Group [One].

(d)   Form of Notes. Each Class of Series 20__-_ Notes, together with the Indenture Trustee's certificate of authentication, will be in substantially the form of Exhibit A with variations as are required or permitted by this Indenture Supplement and the Indenture. The Series 20__-_ Notes may have marks of identification and legends or endorsements placed on them as may be determined, consistent with this Indenture Supplement and the Indenture, by the Responsible Persons executing the Series 20__-_ Notes, as evidenced by their execution of the Series 20__-_ Notes.

(e)   Book-Entry Series 20__-_ Notes. The Series 20__-_ Notes initially will be issued as Book-Entry Notes. On or before the Series Issuance Date, Global Notes representing each Class of Series 20__-_ Notes will be deposited with the Clearing Agency.

(f)   Series Issuance Date. The Series Issuance Date for the Series 20__-_ Notes will be the Closing Date.

(g)   Final Maturity Date. The Series 20__-_ Notes will be payable on the Series 20__-_ Final Maturity Date.

(h)   Denominations. The Series 20__-_ Notes will be issued in fully registered form in minimum amounts of $1,000 and in integral multiples of $1,000 in excess of the minimum amount (except that one Note of each Class may be issued in a different amount if the amount exceeds $1,000).

(i)   Indenture. The Series 20__-_ Notes are "Notes" and this Indenture Supplement is an "Indenture Supplement" for all purposes of the Indenture. If any provision of the Series 20__-_ Notes or this Indenture Supplement conflicts with or is inconsistent with the Indenture, the provisions of the Series 20__-_ Notes or this Indenture Supplement, as the case may be, control.

(j)   Events of Default. There will be no additional Events of Default for the Series 20__-_ Notes.

Section 2.2.   Additional Issuance; Reopening. The Issuer may from time to time, without notice to, or the consent of, Noteholders of any Series, create and issue additional Series 20__-_ Notes of the same Class as any Class issued on the Closing Date. Additional Series 20__-_ Notes will form part of and have the same Principal Terms as the previously issued Class, except for (i) the initial principal amount of that Class, the Initial Invested Amount and the initial Note Balance of that Class on the Closing Date, (ii) the accrual and payment of interest before the issuance date of the additional Series 20__-_ Notes, and (iii) the first payment of interest following the issuance of the additional Series 20__-_ Notes. When issued, the additional Series 20__-_ Notes will be equally and ratably entitled to the benefits of the Indenture and this Indenture Supplement applying to those Series 20__-_ Notes of the same Class issued on the Closing Date without preference, priority or distinction. The obligation of the Indenture Trustee to authenticate and deliver additional Series 20__-_ Notes after the Closing Date and to execute and deliver any amendments to this Indenture Supplement to facilitate the additional issuance will be subject to the satisfaction of the following conditions:

(a)   Rating Agency Notice. On or before the second Business Day before the issuance of the additional Series 20__-_ Notes, the Issuer has given the Indenture Trustee and each Rating Agency notice of the additional issuance and the date of the additional issuance;

(b)   Delivery of Amendments. The Issuer has delivered to the Indenture Trustee any amendments to this Indenture Supplement required to facilitate the additional issuance, in form reasonably satisfactory to the Indenture Trustee executed by the Issuer;

(c)   Rating Agency Condition. The Rating Agency Condition has been satisfied for the additional issuance;

(d)   Officer's Certificate of Depositor. Each Depositor has delivered to the Indenture Trustee an Officer's Certificate, dated the date of the additional issuance, stating that:

(i)   the additional issuance will not have an Adverse Effect or cause an Amortization Event to occur for any Series; and

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(ii)   all conditions under this Section 2.2 to the issuance of the additional Series 20__-_ Notes have been met;

(e)   Subordination. on or before the additional issuance date for any Class (treating the Class A-1 Notes and the Class A-2 Notes as a single Class), the Issuer will have issued Notes of each Class that is junior to that Class needed for the proportion of the Note Principal Balance of each junior Class to the Note Principal Balance of any more senior Class is equal to or greater than the proportion that existed on the Closing Date;

(f)   Series 20__-_ Reserve Account. The Depositors have deposited in the Series 20__-_ Reserve Account from the proceeds of the issuance the amount as is necessary to cause the amount on deposit to equal the Series 20__-_ Reserve Account Required Amount after giving effect to the issuance; and

(g)   Required Pool Balance. The Net Adjusted Pool Balance equals or exceeds the Required Pool Balance after giving effect to the additional issuance (taking into account any deposit of the proceeds of the additional Series 20__-_ Notes in the Excess Funding Account).

Section 2.3.   Payments.

(a)   Interest Calculation. Each Class of Notes will accrue interest at the applicable Note Interest Rate. Interest on each Note will be due and payable on each Payment Date as stated in the Note. Interest on the Notes (other than the Class A-2 Notes[and the Class __ Notes]) will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Interest on the Class A-2 Notes will be calculated on the basis of actual number of days since the last payment and a 360-day year.

(b)   Interest and Principal Payments. Interest and principal payments on each Class of Notes will be made ratably to the Noteholders of that Class entitled to those payments. On each Payment Date, distributions to be made for interest on and principal of the Book-Entry Notes will be paid to the registered Noteholder by wire transfer to the account designated by the nominee of the Clearing Agency (initially, the nominee will be Cede & Co.). Distributions to be made for interest on and principal of the Definitive Notes will be paid to the registered Noteholder (i) if the Noteholder has given to the Note Registrar appropriate instructions at least five Business Days before that Payment Date and the aggregate original principal amount of the Noteholder's Notes is at least $1,000,000, by wire transfer to the account of the Noteholder or (ii) by check mailed first class mail, postage prepaid, to the registered Noteholder's address as it appears on the Note Register on the related Record Date. However, the final installment of principal (whether payable by wire transfer or check) of each Note on a Payment Date or the Series 20__-_ Final Maturity Date will be payable only on presentation and surrender of the Note. The Indenture Trustee will notify each registered Noteholder of the date the Issuer expects that the final installment of principal of and interest on the registered Noteholder's Notes will be paid not later than five days before that date. The notice will be prepared by the Issuer and will state the place where the Notes may be presented and surrendered for payment of the installment. All funds paid by wire transfers or checks that are returned undelivered will be held under Section 3.3 of the Indenture.

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(c)   Principal Payments. The principal of each Note will be payable in installments on each Payment Date as stated in the Note. The entire unpaid Note Balance of each Class of Notes will be due and payable on the Series 20__-_ Final Maturity Date. The entire unpaid principal amount of the Notes will be due and payable on the date on which the Notes are declared to be immediately due and payable according to Section 5.2(a) of the Indenture.

ARTICLE III
REPORTS AND SERVICING

Section 3.1.   Reports and Statements to Noteholders of Series 20__-_ Notes.

(a)   Delivery of Monthly Investor Report. On or before each Determination Date, the Servicer will deliver to the Issuer, the Indenture Trustee and each Rating Agency a report substantially in the form of Exhibit B (a "Monthly Investor Report"). A Responsible Person of the Servicer will certify the accuracy of the information in the Monthly Investor Report according to Section 3.6 of the Sale and Servicing Agreements.

(b)   Delivery to Noteholders. On each Payment Date, the Indenture Trustee will deliver to each Noteholder of Series 20__-_ Notes a Monthly Investor Report. However, instead of the Indenture Trustee's delivering the statement, the Indenture Trustee may make the statement available to the Noteholders of the Series 20__-_ through the Indenture Trustee's internet website, which initially is located at http://_____.

(c)   Copy by Request. A copy of each Monthly Investor Report may be obtained by any Noteholder of Series 20__-_ Notes by a request to the Servicer.

(d)   Annual Report. If required by law, on or before January 31 of each year, beginning with the year following the Closing Date, the Indenture Trustee will furnish or cause to be furnished to each Person who at any time during the prior year was a Noteholder of the Series 20__-_ Notes, a statement prepared by the Servicer containing the information that is required to be contained in the statements to the Noteholders of the Series 20__-_ Notes, as stated in Section 3.1(a), aggregated for the prior year, together with other information as is required to be provided by an issuer of indebtedness under the Code. However, instead of the Indenture Trustee's delivering the statement, the Indenture Trustee may make the statement available to the Noteholders of the Series 20__-_ Notes through the Indenture Trustee's internet website, which initially is located at http://_____. The obligation of the Servicer will be considered to have been satisfied if substantially comparable information is provided by the Indenture Trustee under any requirements of the Code.

Section 3.2.   Servicing Compensation. The share of the Servicing Fee allocable to Series 20__-_ for any Payment Date is equal to the Monthly Servicing Fee. The portion of the Servicing Fee that is not allocable to Series 20__-_ will be paid by the holders of the Depositor Interest or the Noteholders of other Series (under the related Indenture Supplement) and in no event will the Issuer, the Indenture Trustee or the Noteholders of the Series 20__-_ Notes be liable for the share of the Servicing Fee to be paid by the holders of the Depositor Interest or the Noteholders of any other Series.

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ARTICLE IV
RIGHTS OF NOTEHOLDERS OF SERIES 20__-_ NOTES
AND ALLOCATION AND APPLICATION OF COLLECTIONS

Section 4.1.   Collections and Allocations.

(a)   Allocations. Under Section 8.4(a) of the Indenture, Interest Collections, Principal Collections and Defaulted Receivables will be allocated between Series 20__-_ and the Depositor Interest and then applied to Series 20__-_ and the Depositor Interest under this Article IV.

(b)   Allocations to Depositor Interest.

(i)   Available Depositor Collections. On each Deposit Date, the Servicer will make the following deposits and payments from Available Depositor Collections for that Deposit Date or the related Collection Period, as applicable, in the following order of priority:

(A)   to the Collection Account, but only if needed to pay, to the knowledge of the Servicer on that Deposit Date, the following amounts on the related Payment Date: (I) to cover shortfalls in payments and deposits required to be made from Available Investor Interest Collections on the related Payment Date under Section 4.2(b)(ii), and to cover similar shortfalls for other Series, and (II) during an Early Amortization Period, to cover amounts to be deposited under Section 4.2(e) on that Payment Date;

(B)   to the Excess Funding Account, if the Required Depositor Amount for the prior Calculation Date (and, if that Calculation Date is a Determination Date, after giving effect to the allocations, payments, withdrawals and deposits to be made on the Payment Date following that Determination Date) exceeds the Depositor Amount; and

(C)   (1) if the Depositors are the sole holders of the Depositor Interest, to the Depositors according to their respective percentage interests in the Depositor Interest or (2) otherwise, to the Depositor Interest Account for distribution to the holders of the Depositor Interest according to the Trust Agreement, any remaining amount.

(ii)   Excess Depositor Interest Collections. On each Deposit Date, the Servicer will make the following deposits and payments from Excess Depositor Interest Collections for that Deposit Date or the related Collection Period, as applicable, in the following order of priority:

(A)   to the Collection Account, until the amount deposited under this clause (A) is equal to the Monthly Depositor Servicing Fee for all Series for that Collection Period; and

(B)   (1) if the Depositors are the sole holders of the Depositor Interest, to the Depositors according to their respective percentage interests in the Depositor Interest or (2), otherwise, to the Depositor Interest Account for distribution to the holders of the Depositor Interest according to the Trust Agreement, any remaining amount.

(iii)   Excess Depositor Principal Collections. On each Deposit Date, the Servicer will make the following deposits and payments from Excess Depositor Principal Collections for that Deposit Date or the related Collection Period, as applicable, in the following order of priority:

(A)   to the Excess Funding Account, if the Required Depositor Amount for the prior Calculation Date (and, if that Calculation Date is a Determination Date, after giving effect to the allocations, payments, withdrawals and deposits to be made on the Payment Date following that Determination Date) exceeds the Depositor Amount;

(B)   to the Collection Account, until the amount deposited under this clause (B) is equal to the excess, if any, of the Monthly Depositor Servicing Fee for all Series for that Collection Period over the amount deposited in the Collection Account under Section 4.1(b)(ii)(A); and

(C)   (1) if the Depositors are the sole holders of the Depositor Interest, to the Depositors according to their respective percentage interests in the Depositor Interest or (2), otherwise, to the Depositor Interest Account for distribution to the holders of the Depositor Interest according to the Trust Agreement, any remaining amount.

(iv)   Available Depositor Collections True-up. On each Determination Date, the Servicer will deposit in the Collection Account the lesser of (A) the portion, if any, of the amount stated in Section 4.1(b)(i)(A)(I) for the related Collection Period that has not previously been deposited in the Collection Account under Section 4.1(b)(i)(A)(I), and (B) the aggregate amount paid to the Depositors or to the Depositor Interest Account for distribution to the holders of the Depositor Interest for the related Collection Period under Section 4.1(b)(i)(C). Any amount deposited under this Section 4.1(b)(iv) will be repaid to the Servicer by the holders of the Depositor Interest or, if not so repaid, may be withheld by the Servicer from later distributions to the holders of the Depositor Interest.

(c)   Allocations to Series 20__-__. The Servicer will allocate to the Noteholders of Series 20__-_ Notes and deposit in the Collection Account for application under this Indenture Supplement the following amounts:

(i)   on each Deposit Date, an amount equal to the Investor Interest Collections for that Deposit Date or the related Collection Period, as applicable, until the amount in the Collection Account allocated to Series 20__-_ equals the excess of (I) the amounts to be paid or distributed, to the knowledge of the Servicer on that Deposit Date, on the

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related Payment Date under Section 4.2(a)(i) through (xvi), <u>over</u> (II) the Monthly Depositor Servicing Fee for the related Collection Period;

(ii)   on each Deposit Date, an amount equal to the Investor Principal Collections for that Deposit Date or the related Collection Period, as applicable, until the amount in the Collection Account allocated to Series __-_ equals the amounts to be paid or distributed, to the knowledge of the Servicer on that Deposit Date, on the related Payment Date under Section 4.2(b)(iv), (c) or (d), as applicable;

(iii)   on each Determination Date, an amount equal to the lesser of (A) the portion, if any, of the excess of (I) the amounts to be paid or distributed on the related Payment Date under Section 4.2(a)(i) through (xvi), <u>over</u> (II) the Monthly Depositor Servicing Fee for the related Collection Period that has not previously been deposited in the Collection Account under Section 4.1(c)(i), and (B) the amount of Investor Interest Collections for the related Collection Period that has not previously been deposited in the Collection Account under Section 4.1(c)(i); and

(iv)   on each Determination Date, an amount equal to the lesser of (A) the portion, if any, of the amounts to be paid or distributed on the related Payment Date under Section 4.2(b)(iv), (c) or (d), as applicable, that has not previously been deposited in the Collection Account under Section 4.1(c)(ii), and (B) the amount of Investor Principal Collections for the related Collection Period that has not previously been deposited in the Collection Account under Section 4.1(c)(ii).

Section 4.2.   <u>Application of Available Funds in Collection Account and Other Sources</u>.

(a)   <u>Available Investor Interest Collections</u>. If the Indenture Trustee has received the Monthly Investor Report by the related Determination Date, the Indenture Trustee (based on the information in the Monthly Investor Report) will, on each Payment Date and if Available Investor Interest Collections in the Collection Account, make the following applications, payments or deposits in the following order of priority:

(i)   to the Noteholders of each Class of Class A Notes, the Accrued Note Interest for each that Class of Class A Notes for that Payment Date or, if Available Investor Interest Collections are insufficient to pay the Accrued Note Interest in full fo reach Class of Class A Notes, to the Noteholders of each Class of Class A Notes, pro rata, based on the Note Balance of each Class of Class A Notes;

(ii)   to the Noteholders of the Class B Notes, the Accrued Note Interest for the Class B Notes for that Payment Date;

(iii)   to the Noteholders of the Class C Notes, the Accrued Note Interest for the Class C Notes for that Payment Date;

(iv)   to the Noteholders of the Class D Notes, the Accrued Note Interest for the Class D Notes for that Payment Date;

(v)   pro rata, to the payment of all amounts, including indemnities, then due to the Owner Trustee, the Indenture Trustee and the Asset Representations Reviewer for the Series 20__-_ Notes, and any expenses incurred by the Issuer for the Series 20__-_ Notes according to the Transaction Documents, in each case, if not paid by the Servicer or the Administrator, up to a maximum of $_____ per year;

(vi)   pro rata (A) to the Back-up Servicer, the Monthly Back-up Servicing Fee for that Payment Date, if any, together with any Monthly Back-up Servicing Fees previously due but not paid on prior Payment Dates, and (B) if Ford Credit or one of its Affiliates is no longer the Servicer, to the Servicer, the Monthly Servicing Fee for that Payment Date, together with any Monthly Servicing Fees previously due but not paid on prior Payment Dates (unless the amount has been netted against deposits in the Collection Account according to Section 8.4(c) of the Indenture);

(vii)   to treat as Available Investor Principal Collections for that Payment Date, the Investor Default Amount for that Payment Date;

(viii)   to the Series 20__-_ Reserve Account, the Series 20__-_ Reserve Account Deposit Amount for that Payment Date;

(ix)   to treat as Available Investor Principal Collections for that Payment Date, the sum of Investor Charge-Offs that have not been previously reimbursed;

(x)   to treat as Available Investor Principal Collections for that Payment Date, the sum of Reallocated Principal Collections that have not been previously reimbursed;

(xi)   beginning on the Series 20__-_ Accumulation Period Reserve Account Funding Date, to the Series 20__-_ Accumulation Period Reserve Account, the Series 20__-_ Accumulation Period Reserve Account Deposit Amount for that Payment Date;

(xii)   if Ford Credit or one of its Affiliates is the Servicer, to the Servicer, the Monthly Servicing Fee for that Payment Date, together with any Monthly Servicing Fees previously due but not paid on prior Payment Dates (unless the amount has been netted against deposits in the Collection Account according to Section 8.4(c) of the Indenture);

(xiii)   to the Depositor Interest Account for distribution to the holders of the Depositor Interest according to the Trust Agreement to increase the Available Subordinated Amount, the excess of the Required Subordinated Amount over the Available Subordinated Amount (unless the amount has been netted against deposits in the Collection Account according to Section 8.4(c) of the Indenture);

(xiv)   pro rata, to the payment of all amounts, including indemnities, then due to the Owner Trustee, the Indenture Trustee and the Asset Representations Reviewer for the Series 20__-_ Notes, and any expenses incurred by the Issuer for the Series 20__-_ Notes according to the Transaction Documents, in each case, if not paid by the Servicer or the Administrator or under clause (v) above;

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(xv)   to the Back-up Servicer, any amounts due under Section 2.3(b) of the Back-up Servicing Agreement and any Transition Costs due under Section 2.3(c) of the Back-up Servicing Agreement in excess of the amount in the Back-up Servicer Reserve Account, in each case, for the Series 20__-_ Notes;

(xvi)   to treat as Excess Interest Collections available from Series 20__-_, the Interest Collections Shortfalls for other Series in Excess Interest Sharing Group One; and

(xvii)   to the Depositor Interest Account for distribution to the holders of the Depositor Interest according to the Trust Agreement, all remaining Available Investor Interest Collections.

(b)   <u>Insufficient Available Investor Interest Collections</u>. If Available Investor Interest Collections for any Payment Date are insufficient to make the applications, payments and deposits required under Section 4.2(a), if the Indenture Trustee has received the Monthly Investor Report by the related Determination Date, the Indenture Trustee (based on the information in the Monthly Investor Report) will, on or before that Payment Date, apply available funds from the following sources in the following order of priority:

(i)   from Excess Interest Collections available from other Series in Excess Interest Sharing Group One, to cover shortfalls in the applications, payments and deposits under Sections 4.2(a)(i) through (xv) in that order;

(ii)   from Available Depositor Interest Collections and Available Depositor Principal Collections (for Available Depositor Principal Collections, in an amount not exceeding the Available Subordinated Amount (before giving effect to Section 4.3) for that Payment Date), to cover shortfalls in the applications, payments and deposits required under Sections 4.2(a)(i) through (ix) in that order. If the amount of Available Depositor Collections is insufficient to cover those shortfalls for Series 20__-_, as well as any similar shortfalls for other Series, then Available Depositor Collections will be allocated to Series 20__-_ based on the ratio that the Available Subordinated Amount for Series 20__-_ has to the aggregate "Available Subordinated Amounts" for all Series having those shortfalls. If the amount of Available Depositor Collections exceeds the aggregate amount of those shortfalls for all Series, then the excess Available Depositor Collections will be applied to cover any unpaid Adjustment Payments;

(iii)   from the Series 20__-_ Reserve Account Available Amount, to cover shortfalls in the applications, payments and deposits required under Sections 4.2(a)(i) through (vii) in that order; and

(iv)   from the Reallocated Principal Collections for that Payment Date, to cover shortfalls in the payments required under Sections 4.2(a)(i) through (iv).

(c)   <u>Available Investor Principal Collections</u>. If the Indenture Trustee has received the Monthly Investor Report by the related Determination Date, the Indenture Trustee (based on information in the Monthly Investor Report) will, on each Payment Date and if Available Investor Principal Collections on deposit in the Collection Account, make the following applications, payments or deposits in the following order of priority:

(i)   on any Payment Date for the Controlled Accumulation Period or Early Amortization Period, to the Series 20__-_ Principal Funding Account, the excess, if any, of the Monthly Principal Amount for that Payment Date over the amount deposited in the Series 20__-_ Principal Funding Account from the Excess Funding Account under Section 4.2(d) on that Payment Date;

(ii)   to other Principal Sharing Series in Principal Sharing Group One, the Shared Principal Collections for that Payment Date;

(iii)   to the Excess Funding Account, the excess, if any, of the Required Pool Balance over the Net Adjusted Pool Balance under Section 8.3(b)(ii) of the Indenture; and

(iv)   to the Depositor Interest Account for distribution to the holders of the Depositor Interest according to the Trust Agreement, all remaining Available Investor Principal Collections.

(d)   Excess Funding Amounts. If the Indenture Trustee has received the Monthly Investor Report by the related Determination Date, the Indenture Trustee (based on information in the Monthly Investor Report) will, on each Payment Date for the Controlled Accumulation Period or an Early Amortization Period, deposit in the Series 20__-_ Principal Funding Account from the Excess Funding Account the lesser of (i) the Series 20__-_ Excess Funding Amount, and (ii) the Monthly Principal Amount for that Payment Date.

(e)   Insufficient Available Investor Principal Collections. If Available Investor Principal Collections for any Payment Date for an Early Amortization Period are insufficient to deposit the amount required under Section 4.2(c)(i), if the Indenture Trustee has received the Monthly Investor Report by the related Determination Date, the Indenture Trustee (based on the information in the Monthly Investor Report) will, on that Payment Date, deposit in the Series 20__-_ Principal Funding Account Available Depositor Interest Collections and Available Depositor Principal Collections (for Available Depositor Principal Collections, in an amount not to exceed the Available Subordinated Amount) on that Payment Date in an amount equal to the excess of the Adjusted Invested Amount over the sum of the amounts deposited in the Series 20__-_ Principal Funding Account from Available Investor Principal Collections under Section 4.2(c)(i) and from the Excess Funding Account under Section 4.2(d).

(f)   Payments of Principal. If an Early Amortization Period has not begun, on the Expected Final Payment Date, or on each Payment Date for an Early Amortization Period, if the Indenture Trustee has received the Monthly Investor Report by the related Determination Date, the Indenture Trustee (based on the information in the Monthly Investor Report) will withdraw an amount up to the aggregate Note Balance of Series 20__-_ from the Series 20__-_ Principal Funding Account for payment in the following order of priority: (i) to the Noteholders of Class A Notes, pro rata based on the principal amount of each class of Class A Notes, until the Note Balance of the Class A Notes is reduced to zero, (ii) to the Noteholders of Class B Notes until the Note Balance of the Class B Notes is reduced to zero, (iii) to the Noteholders of the Class C Notes until the Note Balance of the Class C Notes is reduced to zero and (iv) to the Noteholders of the Class D Notes until the Note Balance of the Class D Notes is reduced to zero.

(g)   Controlled Accumulation Period. The Controlled Accumulation Period is scheduled to begin on the first day of the _____ 20__ Collection Period. However, if the Accumulation Period Length is less than six Collection Periods, the date the Controlled Accumulation Period actually begins will be delayed to the first day of the Collection Period that is the number of Collection Periods before the Expected Final Payment Date at least equal to the Accumulation Period Length. On or before each Determination Date beginning with the Determination Date in the _____ 20__ Collection Period and ending when the Controlled Accumulation Period begins, the Servicer will determine the "Accumulation Period Length."

Section 4.3.   Investor Charge-Offs. On each Determination Date, the Servicer will calculate the Investor Default Amount, if any, for the related Payment Date. If the Investor Default Amount for any Payment Date exceeds the sum of the amounts applied to fund the Investor Default Amount under Section 4.2(a)(vii) (including any amounts applied under Section 4.2(b)), then the excess will be applied in the following order of priority to reduce (a) the Available Subordinated Amount for the related Determination Date (after giving effect to any reductions of the Available Subordinated Amount under Section 4.2(b)(ii)), (b) the Class D Invested Amount, (c) the Class C Invested Amount, (d) the Class B Invested Amount, and (e) the remaining Invested Amount.

Section 4.4.   Reallocated Principal Collections. On each Payment Date, the Reallocated Principal Collections for that Payment Date will be applied in the following order of priority to reduce (a) the Available Subordinated Amount (after giving effect to any reductions of the Available Subordinated Amount under Section 4.2(b)(ii) and Section 4.3), (b) the Class D Invested Amount, (c) the Class C Invested Amount, and (d) the Class B Invested Amount.

Section 4.5.   Excess Interest Collections. On each Payment Date, Series 20__-_ will be allocated an amount equal to the product of (a) the aggregate amount of Excess Interest Collections for all Excess Interest Sharing Series in Excess Interest Sharing Group One for that Payment Date, times (b) a fraction, the numerator of which is the Interest Collections Shortfall for Series 20__-_ for that Payment Date and the denominator of which is the aggregate amount of Interest Collections Shortfalls for all Excess Interest Sharing Series in Excess Interest Sharing Group One for that Payment Date.

Section 4.6.   Shared Principal Collections. On each Payment Date, Series 20__-_ will be allocated an amount equal to the product of (a) the aggregate amount of Shared Principal Collections for all Principal Sharing Series in Principal Sharing Group One for that Payment Date, times (b) a fraction, the numerator of which is the Principal Shortfall for Series 20__-_ for that Payment Date and the denominator of which is the aggregate amount of Principal Shortfalls for all Principal Sharing Series in Principal Sharing Group One for that Payment Date.

Section 4.7.   Series 20__-_ Accounts.

(a)   Principal Funding Account. The Servicer will, before the Closing Date, establish and maintain a Qualified Account in the name "_____, as Indenture Trustee, as secured party for Ford Credit Floorplan Master Owner Trust A for Series 20__-_" that is designated as the "Series 20__-_ Principal Funding Account", which account will be

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beneficially owned by the Issuer. The Series 20__-_ Principal Funding Account will initially be account number _____.

(b)   Reserve Account. The Servicer will, before the Closing Date, establish and maintain a Qualified Account in the name "_____, as Indenture Trustee, as secured party for Ford Credit Floorplan Master Owner Trust A for Series 20__-_" that is designated as the "Series 20__-_ Reserve Account", which account will be beneficially owned by the Issuer. The Series 20__-_ Reserve Account will initially be account number _____.

(i)   The Series 20__-_ Reserve Account will be funded by the Depositors on the Closing Date in the amount equal to the Series 20__-_ Reserve Account Required Amount for that date and will be increased and decreased as stated in this Indenture Supplement.

(ii)   On or before the first day of any Subordination Step-up Period, the Depositors may elect to increase the Series 20__-_ Reserve Account Required Percentage for that Subordination Step-up Period instead of increasing the Subordination Factor, by (i) notifying the Servicer and the Indenture Trustee of the election and (ii) depositing the amount of the related increase of the Series 20__-_ Reserve Account Required Amount in the Series 20__-_ Reserve Account. However, if the Depositors fail to deposit the amount of the increase in the Series 20__-_ Reserve Account on or before the Payment Date of that Subordination Step-up Period, the Subordination Factor will automatically increase according to the definition of Subordination Factor.

(iii)   On the earlier to occur of (A) the payment in full of the Series 20__-_ Notes, and (B) the Series 20__-_ Final Maturity Date, any funds remaining in the Series 20__-_ Reserve Account will be treated as Available Investor Principal Collections. The Series 20__-_ Reserve Account will, following that occurrence, be considered to have terminated under this Indenture Supplement.

(c)   Accumulation Period Reserve Account. The Servicer will, before the Closing Date, establish and maintain a Qualified Account in the name "_____, as Indenture Trustee, as secured party for Ford Credit Floorplan Master Owner Trust A for Series 20__-_" that is designated as the "Series 20__-_ Accumulation Period Reserve Account", which account will be beneficially owned by the Issuer. The Series 20__-_ Accumulation Period Reserve Account will initially be account number _____.

(i)   The Series 20__-_ Accumulation Period Reserve Account will be funded by the Issuer, beginning on the Series 20__-_ Accumulation Period Reserve Account Funding Date, in the amount equal to the Series 20__-_ Accumulation Reserve Account Required Amount for that date and will be increased and decreased as stated in this Indenture Supplement.

(ii)   On or before each Payment Date for the Controlled Accumulation Period, the Servicer will calculate the Series 20__-_ Accumulation Period Reserve Draw Amount and direct the Indenture Trustee to withdraw the amount from the Series 20__-_

Accumulation Period Reserve Account on that Payment Date and deposit the amount in the Collection Account for application as Available Investor Interest Collections.

(iii)   On the earliest to occur of (A) the payment in full of the Series 20__-_ Notes, (B) the first Payment Date relating to an Early Amortization Period, and (C) the Series 20__-_ Final Maturity Date, any funds remaining in the Series 20__-_ Accumulation Period Reserve Account will be treated as Available Investor Interest Collections. The Series 20__-_ Accumulation Period Reserve Account will, following that occurrence, be considered to have terminated for purposes of this Indenture Supplement.

(d)   <u>Control</u>. Each Series 20__-_ Account will be under the sole dominion and control of the Indenture Trustee, except that the Servicer may make deposits in and direct the Note Paying Agent or the Indenture Trustee to make withdrawals from each Series 20__-_ Account according to this Indenture Supplement.

(e)   <u>Benefit of Secured Parties</u>. The Series 20__-_ Accounts and all amounts, securities, investments, financial assets and other property deposited in or credited to those accounts will be held by the Indenture Trustee as secured party for the benefit of the Secured Parties of Series 20__-_ and, after payment in full of the Series 20__-_ Notes and all other amounts owing or to be distributed to the Secured Parties under this Indenture Supplement and the Sale and Servicing Agreements, as agent of the Issuer. All deposits in and withdrawals from those accounts will be made according to the Transaction Documents.

(f)   <u>Replacement Accounts</u>. If at any time any of the Series 20__-_ Accounts ceases to be a Qualified Account, the Servicer will direct the Indenture Trustee to establish a new account to replace the account within 30 calendar days, which account will be a Qualified Account and from the date of establishment, the new account will be the Series 20__-_ Principal Funding Account, the Series 20__-_ Reserve Account or the Series 20__-_ Accumulation Period Reserve Account, as applicable, under this Indenture Supplement.

(g)   <u>Excess to Holders of Depositor Interest</u>. If on any Payment Date, after giving effect to all withdrawals from and deposits in the Series 20__-_ Accounts, the amount in any Series 20__-_ Account exceeds the amount required to be in that Series 20__-_ Account under this Indenture Supplement or any other Transaction Document, then the Indenture Trustee will, at the direction of the Servicer, distribute the excess to the Depositor Interest Account for distribution to the holders of the Depositor Interest according to the Trust Agreement.

Section 4.8.   <u>Permitted Investments</u>. Funds in the Series 20__-_ Accounts will, at the direction of the Servicer, be invested by the Indenture Trustee in Permitted Investments selected by the Servicer. Permitted Investments will be held by the Indenture Trustee on behalf of the Issuer for the benefit of the Secured Parties of Series 20__-_ Notes. Funds in the Series 20__-_ Accounts will be invested in Permitted Investments that will mature no later than the following Payment Date. On each Payment Date, any net investment earnings on funds in those accounts will be deposited in the Collection Account and treated as Available Investor Interest Collections for that Payment Date. The Indenture Trustee will have no responsibility or liability for any losses resulting from investment or reinvestment of any funds according to this Section 4.8 nor

for the selection of Permitted Investments according to this Indenture Supplement, the Indenture or the Sale and Servicing Agreements.

Section 4.9.   Investment Instructions. Any investment instructions required to be given to the Indenture Trustee under Section 4.8 must be given to the Indenture Trustee no later than 10:00 a.m. (New York City time) on the date the investment is to be made. Any the investment instructions may be in the form of standing instructions given to the Indenture Trustee by the Servicer. If the Indenture Trustee receives the investment instructions later than that time, the Indenture Trustee may, but is not obligated to, make the investment. If the Indenture Trustee is unable to make an investment required in any investment instructions received by the Indenture Trustee after 10:00 a.m. (New York City time) on that day, the investment will be made by the Indenture Trustee on the next Business Day. In no event will the Indenture Trustee be liable for any investment not made under investment instructions received after 10:00 a.m. (New York City time) on the day the investment is requested to be made.

Section 4.10.   [Notification of LIBOR. On each LIBOR Determination Date, the Indenture Trustee will send to the Servicer, the Issuer and the Administrator by facsimile transmission, notification of LIBOR for the following Interest Period.]

Section 4.11.   Communications by Noteholders.

(a)   Communications between Noteholders. A Series 20__-__ Noteholder (if the Notes are represented by Definitive Notes) or a Note Owner (if the Notes are represented by Book-Entry Notes) that wishes to communicate with other Noteholders or Note Owners, as applicable, about a possible exercise of rights under this Indenture Supplement, the Indenture or the other Series 20__-__ Transaction Documents may send a request to the Issuer, or the Servicer, on behalf of the Issuer, to include information regarding the communication in a Form 10-D to be filed by the Issuer with the Securities and Exchange Commission. Each request must include (i) the name of the requesting Noteholder or Note Owner, (ii) the method by which other Noteholders or Note Owners, as applicable, may contact the requesting Noteholder or Note Owner and (iii) in the case of a Note Owner, a certification from that Person that it is a Note Owner, together with at least one form of documentation evidencing its ownership of a Note, including a trade confirmation, account statement, letter from a broker or dealer or similar document. A Noteholder or Note Owner, as applicable, that delivers a request under this Section 4.11(a) will be deemed to have certified to the Issuer and the Servicer that its request to communicate with other Noteholders or Note Owners, as applicable, relates solely to a possible exercise of rights under this Indenture or the other Transaction Documents, and will not be used for other purposes. The Issuer will promptly deliver any such request to the Servicer. On receipt of a request, the Servicer will include in the Form 10-D filed by the Issuer with the Securities and Exchange Commission for the Collection Period in which the request was received (A) a statement that the Issuer has received a request from a Series 20__-__ Noteholder or Note Owner, as applicable, that is interested in communicating with other Noteholders or Note Owners, as applicable, about a possible exercise of rights under this Indenture Supplement, the Indenture and or the other Series 20__-__ Transaction Documents, (B) the name of the requesting Noteholder or Note Owner, (C) the date the request was received and (D) a description of the method by which the other Noteholders or Note Owners, as applicable, may contact the requesting Noteholder or Note Owner.

(b)   Noteholder Communications with Indenture Trustee. A Noteholder (if the Notes are represented by Definitive Notes) or a Note Owner (if the Notes are represented by Book-Entry Notes) may communicate with the Indenture Trustee and provide notices and make requests and demands and give directions to the Indenture Trustee through the procedures of the Clearing Agency and by notice to the Indenture Trustee. Any Note Owner must provide a written certification stating that the Note Owner is a beneficial owner of a Note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a Note. The Indenture Trustee will not be required to take action in response to requests, demands or directions of a Noteholder or a Note Owner unless the Noteholder or Note Owner has offered reasonable security or indemnity reasonably satisfactory to the Indenture Trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction.

Section 4.12.   Noteholder Demand for Asset Representations Review. If a Status Trigger occurs, a Series 20__-__ Noteholder (if the Notes are represented by Definitive Notes) or a Note Owner (if the Notes are represented by Book-Entry Notes) may make a demand on the Indenture Trustee to cause a vote of all Series 20__-__ Noteholders or Note Owners, as applicable, regarding whether to direct the Asset Representations Reviewer to conduct a Review of the Review Receivables under the Asset Representations Review Agreement. In the case of a Note Owner, the demand must be accompanied by a certification from that Person that it is a Note Owner, together with at least one form of documentation evidencing its ownership of a Note, such as a trade confirmation, account statement, letter from a broker or dealer or other similar document. If Series 20__-__ Noteholders or Note Owners, as applicable, of at least 5% of the aggregate Note Balance of the Series 20__-__ Notes demand a vote [within 90 days of the occurrence of the Status Trigger], the Indenture Trustee will request a vote of all Series 20__-__ Noteholders through the Clearing Agency. If the Series 20__-__ Noteholders of a majority of the Note Balance of Series 20__-__ Notes voted agree to a Review [within 30 days], the Indenture Trustee will send a Review Notice to the Asset Representations Reviewer and the Servicer under the Asset Representations Review Agreement directing the Asset Representations Reviewer to conduct the Review.

ARTICLE V
THE NOTES

Section 5.1.   Retention By Depositors. Any Note retained or acquired by the Depositors at any time on or after the Closing Date may be issued, transferred or exchanged by the Depositors only on the delivery to the Indenture Trustee of an Opinion of Counsel, dated as of the date of the issuance, transfer or exchange, to the effect that the issuance, transfer or exchange will not cause (i) any other security issued by the Issuer to be deemed sold or exchanged for purposes of Section 1001 of the Code or (ii) the Issuer to be treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

Section 5.2.   Note Owner Representations. Each Series 20__-_ Note Owner, by its acceptance of an interest or participation in the Series 20__-_ Notes, is deemed to represent, warrant and covenant to the Issuer, the Depositors and the Indenture Trustee that:

(a)   ERISA. Either (A) it is not a Benefit Plan and is not acting on behalf of or investing the assets of a Benefit Plan or (B) its purchase, holding or disposition of an interest or participation in the Series 20__-__ Notes is not and will not result in a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code due to the applicability of a statutory or administrative exemption from the prohibited transaction rules (or, if the Series 20__-_ Note Owner is subject to any Similar Law, the purchase, holding or disposition is not and will not result in a non-exempt violation of Similar Law); and

(b)   Tax Treatment. It will treat the Series 20__-_ Notes for U.S. federal, state and local income and franchise tax purposes as indebtedness secured by the Trust Property.

ARTICLE VI
SERIES 20__-_ AMORTIZATION EVENTS

Section 6.1.   Series 20__-_ Amortization Events. If any of the following events occurs for the Series 20__-_ Notes:

(a)   Failure to Make Required Payments; Failure to Perform. Either Depositor fails (i) to make any payment or deposit required to be made under the related Sale and Servicing Agreement, the Indenture or this Indenture Supplement on or before the date occurring five Business Days after the date the payment or deposit is required to be made or (ii) to observe or perform in any material respect any other covenants or agreements of that Depositor in the related Sale and Servicing Agreement, the Indenture or this Indenture Supplement that has an Adverse Effect and continues for 60 days after the date notice of the failure, requiring the same to be remedied, has been given to that Depositor by the Indenture Trustee and continues to have an Adverse Effect for that 60-day period;

(b)   Representations and Warranties. Any representation or warranty made by either Depositor in the related Sale and Servicing Agreement, the Indenture or this Indenture Supplement, or any information contained in a computer file or other list required to be delivered by that Depositor under the related Sale and Servicing Agreement, proves to have been incorrect in any material respect when made or when delivered and has an Adverse Effect, which continues to be incorrect in any material respect for 60 days after the date notice of the failure, requiring the same to be remedied, has been given to that Depositor by the Indenture Trustee and continues to have an Adverse Effect for that 60-day period; provided, that a Series 20__-_ Amortization Event under this clause (b) will be considered remedied if that Depositor has accepted reassignment of the related Receivable, or all those Receivables, if applicable, during that period according to the related Sale and Servicing Agreement;

(c)   Servicer Termination Event. A Servicer Termination Event that has an Adverse Effect;

(d)   Expected Final Payment Date. The Note Balance of the Series 20__-_ Notes is not paid in full on the Expected Final Payment Date;

(e)   Monthly Principal Payment Rate. The average of the Monthly Principal Payment Rates for the three prior Collection Periods is less than __%;

(f)   Required Subordinated Amount. On any Determination Date, the Available Subordinated Amount for the next Payment Date will be less than the Required Subordinated Amount after giving effect to any payments to be made on that Payment Date, and continues unremedied for five Business Days after that Payment Date. For the purpose of determining whether a Series 20__-_ Amortization Event has occurred under this clause (f), any reduction of the Available Subordinated Amount resulting from reallocations of the Available Depositor Principal Collections to pay interest on the Series 20__-_ Notes if LIBOR is equal to or greater than the prime rate on which interest on the receivables is calculated on the applicable LIBOR Determination Date will be considered a Series 20__-_ Amortization Event only if LIBOR remains equal to or greater than the prime rate for the next 30 consecutive days following that LIBOR Determination Date;

(g)   Excess Funding Account. The amounts in the Excess Funding Account exceed __% of the sum of the "Adjusted Invested Amounts" of all Series for three consecutive Collection Periods, after giving effect to any payments to be made on each related Payment Date; or

(h)   Acceleration of Series 20__-_ Notes. An Event of Default for Series 20__-__ occurs and the Series 20__-_ Notes are accelerated under Section 5.2 of the Indenture.

then, in the case of any event stated in clauses (a) through (c) above that is continuing, after any cure period, either the Indenture Trustee or the Noteholders of a majority of the Note Balance of the Series 20__-_ Notes by notice to the Depositors and the Servicer (and to the Indenture Trustee if given by the Noteholders of Series 20__-_ Notes) may declare that an Amortization Event for the Series 20__-_ Notes (a "Series 20__-_ Amortization Event") has occurred as of the date of the notice, and, in the case of an event stated in clauses (d) through (h) above, a Series 20__-_ Amortization Event, will occur without any notice or other action on the part of the Indenture Trustee or the Series 20__-_ Noteholders immediately on the occurrence of the event.

ARTICLE VII
SERIES FINAL MATURITY; FINAL PAYMENTS

Section 7.1.   Series Final Maturity.

(a)   Reassignment Amount. The amount to be paid for Series 20__-_ in connection with a reassignment of the Sold Receivables under Section 2.3(c) or 6.1(b) of the Sale and Servicing Agreements will be the Reassignment Amount for the first Payment Date following the Collection Period in which the reassignment occurs under the Sale and Servicing Agreements. For the Reassignment Amount deposited in the Collection Account under Section 2.3(c) or 6.1(b) of the Sale and Servicing Agreements or the proceeds from any liquidation of Collateral allocable to Series 20__-_ under Section 5.6(c) of the Indenture, the Indenture Trustee will (based on the information in the most recent Monthly Investor Report), on the related Payment Date, make payments or distributions of the amounts according to Section 4.2.

(b)   Payment in Full. Notwithstanding anything to the contrary in this Indenture Supplement, the Indenture or the Sale and Servicing Agreements, (i) all amounts distributed to the Note Paying Agent under Section 7.1(a) for payment to the Noteholders of the Series 20__-_

32

Notes will be considered paid in full to the Noteholders of the Series 20__-_ Notes on the date the funds are distributed to the Note Paying Agent under this Section 7.1(b) and will be considered to be a final payment of the Series 20__-_ Notes and (ii) if the amounts available for final payment to the Noteholders of the Series 20__-_ Notes and to the Noteholders of any other Series on any Payment Date are less than the amount required to be so paid, the available amounts will be allocated to each Series based on the respective amounts required to be paid to each Series on that Payment Date.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

Section 8.1. <u>Ratification of Agreement</u>. As supplemented by this Indenture Supplement, the Indenture is in all respects ratified and confirmed and the Indenture as so supplemented by this Indenture Supplement is to be read, taken and construed as one instrument.

Section 8.2. **<u>GOVERNING LAW</u>. THIS INDENTURE SUPPLEMENT AND EACH SERIES 20__-_ NOTE WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.**

Section 8.3. <u>Counterparts</u>. This Indenture Supplement may be executed multiple counterparts. Each counterpart will be an original and the counterparts will together be one instrument.

[Remainder of Page Intentionally Left Blank]

US_102136870v4

EXECUTED BY:

FORD CREDIT FLOORPLAN MASTER OWNER
    TRUST A, as Issuer

By: _____,
    not in its individual capacity, but solely as Owner
    Trustee

By: _____
    Name:
    Title:

_____, not in its individual
    capacity, but solely as Indenture Trustee

By: _____
    Name:
    Title:

[Signature Page to Series 20__-_ Indenture Supplement]

Form of Class [A/B/C/D] Note

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN ANOTHER NAME REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND PAYMENT IS MADE TO CEDE & CO. OR TO ANOTHER ENTITY REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC) ANY TRANSFER, PLEDGE OR OTHER USE OF THIS NOTE FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER OF THIS NOTE, CEDE & CO., HAS AN INTEREST IN THIS NOTE.

EACH HOLDER OF THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE) THAT IS SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A FEDERAL, STATE, LOCAL OR NON-U.S. LAW OR REGULATION THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF TITLE I OF ERISA OR SECTION 4975 OF THE CODE (A "SIMILAR LAW"), BY ACCEPTING THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE), IS DEEMED TO REPRESENT THAT ITS PURCHASE, HOLDING AND DISPOSITION OF THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE) IS NOT AND WILL NOT RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER TITLE I OF ERISA OR SECTION 4975 OF THE CODE DUE TO THE APPLICABILITY OF A STATUTORY OR ADMINISTRATIVE EXEMPTION FROM THE PROHIBITED TRANSACTION RULES (OR, IF THE HOLDER IS SUBJECT TO ANY SIMILAR LAW, ITS PURCHASE, HOLDING AND DISPOSITION IS NOT AND WILL NOT RESULT IN A NON-EXEMPT VIOLATION OF SIMILAR LAW).

Registered	$_____[1]
No. [A-[__]/B/C/D]-__	CUSIP No. [_____]
	ISIN No. [_____]

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A
SERIES 20__-_ ASSET BACKED NOTES, CLASS [A-[_]/B/C/D]

Ford Credit Floorplan Master Owner Trust A (the "Trust" or the "Issuer"), a Delaware statutory trust governed by the Second Amended and Restated Trust Agreement, dated as of August 1, 2001, as amended and restated as of December 1, 2010, for value received, promises to pay to CEDE & CO., or registered assigns, subject to the following provisions, the principal sum of _____ Dollars, or a greater or lesser amount as determined according to the Indenture and the Indenture Supplement (each as defined on the reverse of this Class [A-[__]/B/C/D] Note), on the [_____] Payment Date (the "Series 20__-_ Final Maturity Date"), except as otherwise stated below or in the Indenture or the Indenture Supplement. Beginning on [_____] and on each following Payment Date until the principal amount of this Class [A-[__]/B/C/D] Note is paid in full, the Issuer will pay interest on the unpaid principal amount of this Class [A-[__]/B/C/D] Note at an annual rate equal to [the sum of LIBOR and] [__]% (the "Class [A-[__]/B/C/D] Note Interest Rate"), as determined under the Indenture Supplement. Interest on this Class [A-[__]/B/C/D] Note will begin accruing from [_____] (the "Closing Date") and will be payable in arrears on each Payment Date, calculated on the basis of a 360-day year [and the actual number of days since the last payment] [consisting of twelve 30-day months]. The principal of this Class [A-[__]/B/C/D] Note will be paid in the manner stated on the reverse of this Class [A-[__]/B/C/D] Note.

The principal of and interest on this Class [A-[__]/B/C/D] Note are payable in currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

Reference is made to the further provisions of this Class [A-[__]/B/C/D] Note stated on the reverse of this Class [A-[__]/B/C/D] Note, which will have the same effect as though fully stated on the face of this Class [A-[__]/B/C/D] Note.

Unless the certificate of authentication on this Class [A-[__]/B/C/D] Note has been executed by or on behalf of the Indenture Trustee, by manual signature, this Class [A-[__]/B/C/D] Note will not be entitled to any benefit under the Indenture or the Indenture Supplement referred to on the reverse of this Class [A-[__]/B/C/D] Note, or be valid for any purpose.

---

[1]   Denominations of $1,000 and integral multiples of $1,000.

A-2

The Issuer has caused this Class [A-[__]/B/C/D] Note to be duly executed.

FORD CREDIT FLOORPLAN MASTER OWNER
    TRUST A, as Issuer

By: _____,
    not in its individual capacity, but solely as Owner
    Trustee

By: _____
    Name:
    Title:

Dated: _____, _____

Indenture Trustee's Certificate of Authentication

This is one of the Class [A-[__]/B/C/D] Notes stated in the within-mentioned Indenture.

_____,
    not in its individual capacity, but solely as Indenture
    Trustee

By: _____
    Responsible Person

A-3

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A
SERIES 20__-_ ASSET BACKED NOTES, CLASS [A-[__]/B/C/D]

Summary of Terms and Conditions

This Class [A-[__]/B/C/D] Note is one of a duly authorized issue of Notes of the Issuer, designated as the Series 20__-_ Asset Backed Notes (the "Notes"), issued under the Second Amended and Restated Indenture, dated as of August 1, 2001, as amended and restated as of December 1, 2010 (as amended and supplemented, the "Indenture"), between the Issuer and _____, as indenture trustee (the "Indenture Trustee"), as supplemented by the Series 20__-_ Indenture Supplement, dated as of _____, 20__ (the "Indenture Supplement" and, together with the Indenture, the "Series Agreement"), and representing the right to receive certain payments from the Issuer. The Notes are subject to all of the terms of the Series Agreement. All terms used in this Class [A-[__]/B/C/D] Note that are defined in the Series Agreement have the meanings stated in the Series Agreement. In the event of any conflict or inconsistency between the Series Agreement and this Class [A-[__]/B/C/D] Note, the Series Agreement controls.

The Class [A-[__]] Notes, in an initial aggregate principal amount of $_____, the Class [A-[__]/B] Notes, in an initial aggregate principal amount of $_____, the Class [B/C/D] Notes, in an initial aggregate principal amount of $_____, and the Class [C/D] Notes, in an initial aggregate principal amount of $_____ will also be issued under the Series Agreement. The rights of the holders of the Class A-1 and Class A-2 Notes rank pari passu for payments of interest and principal. The rights of the holders of the [Class B/Class C and] Class D Notes to receive payments on the [Class B/Class C and] Class D Notes are subordinate to the rights of the holders of the Class A-1, Class A-2 [Class B and Class C] Notes to receive payments as stated in the Series Agreement.

The Noteholder, by its acceptance of this Class [A-[__]/B/C/D] Note, agrees that it will look solely to the property of the Issuer allocated to the payment of the Notes for payment under this Class [A-[__]/B/C/D] Note and under the Series Agreement and that neither the Issuer nor the Indenture Trustee is liable to the Noteholders for any amount payable under the Notes or the Series Agreement or, except as stated in the Series Agreement, subject to any liability under the Series Agreement.

This Class [A-[__]/B/C/D] Note is not a summary of the Series Agreement and reference is made to the Series Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced by this Class [A-[__]/B/C/D] Note, and the rights, duties and immunities of the Indenture Trustee.

The initial Note Balance of this Class [A-[__]/B/C/D] Note is $_____. The Note Balance of this Class [A-[__]/B/C/D] Note on any date of determination will be an amount equal to (a) the initial Note Balance of this Class [A-[__]/B/C/D] Note, minus (b) the aggregate amount of principal payments made to the Noteholders of this Class [A-[__]/B/C/D] Note on or before that date.

A-4

The Expected Final Payment Date is the [_____] Payment Date, but principal for the Class [A-[__]/B/C/D] Notes may be paid earlier or later under certain circumstances stated in the Series Agreement. Payments of principal of the Notes will be payable according to the Series Agreement.

Subject to the terms and conditions of the Series Agreement, the Depositors may, from time to time, direct the Owner Trustee, on behalf of the Issuer, to issue one or more new Series of notes.

On each Payment Date, the Note Paying Agent will pay to each Class [A-[__]/B/C/D] Noteholder of record on the related Record Date (except for the final payment for this Class [A-[__]/B/C/D] Note) that Class [A-[__]/B/C/D] Noteholder's pro rata share of the amounts held by the Note Paying Agent that are allocated and available on that Payment Date to pay interest and principal on the Class [A-[__]/B/C/D] Notes under the Indenture Supplement. Except as stated in the Series Agreement for a final payment, payments to the Noteholders will be made (a) (i) if the Noteholder has given the Note Registrar appropriate instructions at least five Business Days before that Payment Date and the aggregate original principal amount of the Noteholder's Class [A-[__]/B/C/D] Notes is at least $1,000,000, by wire transfer to the account of the Noteholder or (ii) by check mailed first class, postage prepaid to each Noteholder (at the Noteholder's address as it appears in the Note Register), except that for any Notes registered in the name of the nominee of the Clearing Agency, the distribution will be made by wire transfer and (b) without presentation or surrender of any Note or the making of any notation on the Note. Final payment of this Class [A-[__]/B/C/D] Note will be made only on presentation and surrender of this Class [A-[__]/B/C/D] Note at the office or agency stated in the notice of final payment delivered by the Indenture Trustee to the Noteholders according to the Series Agreement.

This Class [A-[__]/B/C/D] Note does not represent an obligation of, or an interest in, Ford Credit Floorplan Corporation or Ford Credit Floorplan LLC (the "Depositors"), Ford Motor Credit Company LLC, Ford Motor Company or any Affiliate of any of them and is not insured or guaranteed by any governmental agency or instrumentality.

Each Noteholder, by accepting a Note, covenants and agrees that it will not at any time start or pursue against the Issuer or the Depositors, or join in starting or pursuing against the Issuer or the Depositors, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States federal or state bankruptcy or similar law.

Except as stated in the Indenture Supplement, the Class [A-[__]/B/C/D] Notes are issuable only in minimum denominations of $1,000 and integral multiples of $1,000. The transfer of this Class [A-[__]/B/C/D] Note will be registered in the Note Register on surrender of this Class [A-[__]/B/C/D] Note for registration of transfer at any office or agency maintained by the Note Registrar accompanied by a written instrument of transfer, in a form satisfactory to the Indenture Trustee or the Note Registrar, duly executed by the Class [A-[__]/B/C/D] Noteholder or the Noteholder's attorney, and duly authorized in writing with the signature guaranteed, and on surrender one or more new Class [A-[__]/B/C/D] Notes in any authorized denominations of like aggregate principal amount will be issued to the designated transferee or transferees.

As stated in the Series Agreement and subject to certain limitations forth in the Series Agreement, Class [A-[__]/B/C/D] Notes are exchangeable for new Class [A-[__]/B/C/D] Notes in any authorized denominations and of like aggregate principal amount, on surrender of the Notes to be exchanged at the office or agency of the Note Registrar. No service charge may be imposed for the exchange but the Issuer or Note Registrar may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the exchange.

The Issuer, the Depositors, the Indenture Trustee and any agent of the Issuer, the Depositors or the Indenture Trustee will treat the person in whose name this Class [A-[__]/B/C/D] Note is registered as the owner of this Class [A-[__]/B/C/D] Note for all purposes, and none of the Issuer, the Depositors, the Indenture Trustee or any agent of the Issuer, the Depositors or the Indenture Trustee will be affected by notice to the contrary.

The holder of this Class [A-[__]/B/C/D] Note, by its acceptance of this Class [A-[__]/B/C/D] Note, and the owner of an interest or participation in this Class [A-[__]/B/C/D] Note, by its acceptance of an interest or participation, covenant and agree that (a) they will not at any time start or pursue against the Issuer or the Depositors, or join in starting or pursuing against the Issuer or the Depositors, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, the Indenture, the Indenture Supplement or any of the other related transaction documents and (b) if any Depositor becomes a debtor or debtor in possession in a case under any applicable United States federal or state bankruptcy, insolvency or other similar law now or later in effect or subject to any insolvency, reorganization, liquidation, rehabilitation or other similar proceedings, any claim that the holders of the Notes of any Series may have at any time against the Issuer's assets allocated according to the Indenture to any Series unrelated to the Notes, and any claim that the holders of the Notes have at any time against the Depositors that they may seek to enforce against the Issuer's assets allocated to any unrelated Series, will be subordinate to the payment in full (including post-petition interest) of the claims of the holders of any Notes of the unrelated Series and of the holders of any other notes, bonds, contracts or other obligations relating to the unrelated Series.

The holder of this Class [A-[__]/B/C/D] Note, by acceptance of this Class [A-[__]/B/C/D] Note, and each holder of an interest or participation in this Class [A-[__]/B/C/D] Note, agree to treat the Class [A-[__]/B/C/D] Notes as indebtedness of the Issuer for applicable United States federal, state and local income and franchise tax purposes.

THIS CLASS [A-[__]/B/C/D] NOTE WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.

A-6

Assignment

Social Security or other identifying number of assignee_____

FOR VALUE RECEIVED, the undersigned sells, assigns and transfers unto

_____

_____

_____

_____
(name and address of assignee)

the within note and all rights under the Note, and irrevocably constitutes and appoints
_____, attorney, to transfer the
Note on the books kept for registration of the Note, with full power of substitution in the
premises.

Dated: _____   _____[1]

                                   Signature Guaranteed:

                                   _____

---

[1]   NOTE: The signature to this assignment must correspond with the name of the registered
owner as it appears on the face of the within Note in every particular, without alteration,
enlargement or any change whatsoever.

Form of Monthly Investor Report

EXHIBIT 36.1

FORD CREDIT FLOORPLAN CORPORATION

Chief Executive Officer's Certification

I, _____, as President and Assistant Treasurer (chief executive officer) of FORD CREDIT FLOORPLAN CORPORATION, a Delaware corporation (the "Registrant"), certify as of [date of final prospectus under 17 CFR §230.424] that:

1.   I have reviewed the prospectus relating to the Class A-1, Class A-2, Class B, Class C and Class D Notes of Ford Credit Floorplan Master Owner Trust A (the "securities") and am familiar with, in all material respects, the following: The characteristics of the securitized assets underlying the offering (the "securitized assets"), the structure of the securitization, and all material underlying transaction agreements as described in the prospectus;

2.   Based on my knowledge, the prospectus does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

3.   Based on my knowledge, the prospectus and other information included in the registration statement of which it is a part fairly present, in all material respects, the characteristics of the securitized assets, the structure of the securitization and the risks of ownership of the securities, including the risks relating to the securitized assets that would affect the cash flows available to service payments or distributions on the securities in accordance with their terms; and

4.   Based on my knowledge, taking into account all material aspects of the characteristics of the securitized assets, the structure of the securitization, and the related risks as described in the prospectus, there is a reasonable basis to conclude that the securitization is structured to produce, but is not guaranteed by this certification to produce, expected cash flows at times and in amounts to service scheduled payments of interest and the ultimate repayment of principal on the securities (or other scheduled or required distributions on the securities, however denominated) in accordance with their terms as described in the prospectus.

The foregoing certifications are given subject to any and all defenses available to me under the federal securities laws, including any and all defenses available to an executive officer that signed the registration statement of which the prospectus referred to in this certification is part.

Date: _____, 20__.

_____
[Name]
President and Assistant Treasurer
(chief executive officer)

EXHIBIT 36.2

FORD CREDIT FLOORPLAN LLC

Chief Executive Officer's Certification

I, _____, as President and Assistant Treasurer (chief executive officer) of FORD CREDIT FLOORPLAN LLC, a Delaware limited liability company (the "Registrant"), certify as of [date of final prospectus under 17 CFR §230.424] that:

1.   I have reviewed the prospectus relating to the Class A-1, Class A-2, Class B, Class C and Class D Notes of Ford Credit Floorplan Master Owner Trust A (the "securities") and am familiar with, in all material respects, the following: The characteristics of the securitized assets underlying the offering (the "securitized assets"), the structure of the securitization, and all material underlying transaction agreements as described in the prospectus;

2.   Based on my knowledge, the prospectus does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

3.   Based on my knowledge, the prospectus and other information included in the registration statement of which it is a part fairly present, in all material respects, the characteristics of the securitized assets, the structure of the securitization and the risks of ownership of the securities, including the risks relating to the securitized assets that would affect the cash flows available to service payments or distributions on the securities in accordance with their terms; and

4.   Based on my knowledge, taking into account all material aspects of the characteristics of the securitized assets, the structure of the securitization, and the related risks as described in the prospectus, there is a reasonable basis to conclude that the securitization is structured to produce, but is not guaranteed by this certification to produce, expected cash flows at times and in amounts to service scheduled payments of interest and the ultimate repayment of principal on the securities (or other scheduled or required distributions on the securities, however denominated) in accordance with their terms as described in the prospectus.

The foregoing certifications are given subject to any and all defenses available to me under the federal securities laws, including any and all defenses available to an executive officer that signed the registration statement of which the prospectus referred to in this certification is part.

Date: _____, 20__.

_____
[Name]
President and Assistant Treasurer
(chief executive officer)

EXHIBIT 99.4

SERIES 20__-_ DISPUTE RESOLUTION SUPPLEMENT

among

FORD MOTOR CREDIT COMPANY LLC,
as Seller and Servicer

FORD CREDIT FLOORPLAN CORPORATION,
as Depositor

and

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A,
as Issuer

Dated as of _____, 20__

TABLE OF CONTENTS

SERIES 20__-_ DISPUTE RESOLUTION SUPPLEMENT, dated as of _____, 20__ (this "Supplement"), among FORD MOTOR CREDIT COMPANY LLC, a Delaware limited liability company, as Seller and Servicer, FORD CREDIT FLOORPLAN CORPORATION, a Delaware corporation, as Depositor, and FORD CREDIT FLOORPLAN MASTER OWNER TRUST A, a Delaware statutory trust, as Issuer.

BACKGROUND

The Seller and the Depositor are parties to the Fourth Amended and Restated Receivables Purchase Agreement, dated as of August 1, 2001, as amended and restated as of December 1, 2010 (the "Receivables Purchase Agreement") and the Depositor, the Servicer and the Issuer are parties to the Firth Amended and Restated Sale and Servicing Agreement, dated as of August 1, 2001, as amended and restated as of December 1, 2010 (the "Sale and Servicing Agreement" and, together with the Receivables Purchase Agreement, the "Agreements").

The parties have determined to supplement the Receivables Purchase Agreement and the Sale and Servicing Agreement to include certain dispute resolution terms as stated below.

The parties agree as follows:

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   Usage and Definitions. Capitalized terms used but not defined in this Supplement are defined in Appendix A to the Sale and Servicing Agreement. Appendix A also contains usage rules that apply to this Supplement. Appendix A is incorporated by reference in this Supplement.

ARTICLE II
SUPPLEMNTAL TERMS

Section 2.1.   Receivables Purchase Agreement. The Receivables Purchase Agreement is supplemented by the addition of the following as Section 2.3(d):

"(d)   Dispute Resolution. The Seller acknowledges the dispute resolution terms in Section 2.12 of the Sale and Servicing Agreement, and agrees to be bound by such terms as if they were set out in this Agreement in full."

Section 2.2.   Sale and Servicing Agreement. The Sale and Servicing Agreement is supplemented by the addition of the following as Section 2.12:

"Section 2.12 Dispute Resolution.

(a)   Request for Dispute Resolution. If the Issuer, the Owner Trustee or the Indenture Trustee (the "Requesting Party") requests that the Depositor and/or Ford Credit, as Seller under the Receivables Purchase Agreement, accept reassignment of any Receivable due to an alleged breach of a representation and warranty in Section 2.4 of the Sale and Servicing Agreement and/or Section 2.3 of the Receivables Purchase Agreement,

respectively, and the reassignment request has not been resolved within 180 days of the receipt of notice of the request by the Depositor or the Seller, the Requesting Party may refer the matter to either mediation or third-party arbitration. The Requesting Party will notify the Depositor and the Seller of its intention to refer the matter to mediation or arbitration within [30] days after the end of the 180 day period. The Depositor and the Seller agree to participate in the dispute resolution method selected by the Requesting Party.

(b)   <u>Mediation</u>. If the Requesting Party selects mediation for dispute resolution:

(i)   The mediation will be administered by _____ under its _____ (the "<u>Rules</u>") in effect at the time of the Closing Date. If _____ no longer exists, or if its rules would no longer permit mediation of the dispute, the matter will be administered by another nationally recognized mediation organization selected by the Seller, using its relevant rules then in effect. However, if any rules of the mediation organization are inconsistent with the procedures for the mediation stated in this Agreement, the procedures in this Agreement will apply.

(ii)   The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least ___ years of experience specializing in commercial litigation and, if possible, consumer finance matters, and who will be appointed from a list of independent mediators maintained by _____. _____ will deliver a list of at least ten potential mediators to each party, who will each have the right to exercise [two] peremptory challenges within ___ days and to rank the remaining potential mediators in order of preference. The mediator will be the attorney whose name appears first on both the lists submitted by the parties. _____ will select the mediator in the case of a tie and if the first choice is not available will repeat the process until someone is available.

(iii)   The parties will use commercially reasonable efforts to begin the mediation within ___ Business Days of the selection of the mediator and to conclude the mediation within ___ days of the start of the mediation.

(iv)   The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation.

(c)   <u>Arbitration</u>. If the Requesting Party selects arbitration for dispute resolution:

(i)   The arbitration will be administered by _____ under its _____ (the "<u>Rules</u>") in effect at the time of the arbitration. If _____ no longer exists, or if its rules would no longer permit arbitration of the dispute, the matter will be administered by another nationally recognized arbitration organization selected by the Seller, using its relevant rules then in effect. However, if any rules of the arbitration organization are

2

inconsistent with the procedures for the arbitration stated in this Agreement, the procedures in this Agreement will apply.

(ii)   [The arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters, and who will be appointed from a list of independent arbitrators maintained by _____. _____ will deliver a list of at least ten potential arbitrators to each party, who will each have the right to exercise [two] peremptory challenges within ___ days and to rank the remaining potential arbitrators in order of preference. The arbitrator will be the attorney whose name appears first on both lists submitted by the parties. _____ will select the mediator in the case of a tie and if the first choice is not available will repeat the process until someone is available.] [The arbitration will be conducted by a panel consisting of three members, (i) one to be appointed by the Requesting Party within five Business Days of providing notice to the Depositor or the Seller, as applicable, of its selection of arbitration, (ii) one to be appointed by the Depositor or the Seller, as applicable, within five Business Days of that appointment and (iii) the third, who will preside over the panel, to be chosen by the two party-appointed arbitrators within five Business Days of the second appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by _____ pursuant to the Rules. Each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters.]

(iii)   The arbitrator[s] will be independent and impartial and will comply with the Code of Ethics for Arbitrators in Commercial Disputes in effect at the time of the arbitration. Before accepting an appointment, the arbitrator[s] must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the proceedings within the stated time schedule. The arbitrator[s] may be removed by _____ for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

(iv)   After consulting with the parties, the arbitrator[s] will establish procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within ___ days. The arbitrator[s] will have the authority to schedule, hear, and determine all motions, including dispositive and discovery motions, according to then-prevailing New York law, and will do so on the motion of any party to the arbitration.

(v)   Notwithstanding whatever other discovery may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration: [(A) ___ party witness depositions, (B) ___ interrogatories, (C) ___ document requests, and (D) ___

3

requests for admissions,] except that the arbitrator[s] will have the ability to grant any party additional discovery if the arbitrator determines good cause is shown that the additional discovery is reasonable and necessary.

(vi)   The arbitrator[s] will make its final determination no later than ___ days after appointment. The arbitrator[s] will resolve the dispute according to the terms of this Agreement, and may not modify or change this Agreement in any way. The arbitrator[s] will not have the power to award punitive damages or consequential damages in any arbitration conducted by them. In its final determination, the arbitrator[s] will determine and award the costs of the arbitration (including the fees of the arbitrator[s], cost of any record or transcript of the arbitration, and administrative fees) to the parties as determined by the arbitrator[s] in [its][their] reasonable discretion. Each party will be responsible for its own attorney fees, expert fees and, except as described above, its other fees related to the arbitration. The determination of the arbitrator[s] will be in writing and counterpart copies will be promptly delivered to the parties. The determination will be final and non-appealable unless the determination is against the Depositor or the Seller and exceeds the cost of the requested reallocation (excluding the costs of the arbitration as awarded by the arbitrator), then the Depositor or the Seller, as applicable, has a right to appeal the determination to a court of competent jurisdiction. Subject to the prior sentence, the determination may be enforced in any court of competent jurisdiction.

(vii)   By selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury.

(viii)   No person may bring a putative or certificated class action to arbitration. If this waiver of class action rights is found to be unenforceable for any reason, the parties agree that they will bring their claims in a court of competent jurisdiction.

(d)   <u>Additional Conditions</u>. For each mediation or arbitration:

(i)   Any mediation or arbitration will be held in New York, New York, and any party may participate by teleconference or video conference.

(ii)   The parties will have the right to seek provisional relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, if such relief is available by law.

(iii)   No personally identifiable customer information will be required to be produced by the Depositor or the Seller for purposes of any mediation or arbitration. The details and/or existence of any unresolved repurchase request, any informal meetings, mediations or arbitration proceedings conducted under this Section 2.12, including all offers, promises, conduct and statements made in the course of the parties' attempt to resolve the repurchase request, and any discovery taken in any arbitration, will be confidential, privileged and

inadmissible for any purpose in any mediation, arbitration, litigation or other proceeding (including any proceeding under this Section 2.12). This information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party's attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with any dispute resolution procedure under this Section 2.12), except as required by law, regulatory requirement or court order. If a party to a dispute resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information."

ARTICLE III
MISCELLANEOUS

Section 3.1.   Ratification of Agreement. As supplemented by this Supplement, each of the Receivables Purchase Agreement and the Sale and Servicing Agreement is in all respects ratified and confirmed and is to be read, taken and construed as one and the same instrument.

Section 3.2.   **GOVERNING LAW. THIS SUPPLEMENT WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.**

Section 3.3.   Counterparts. This Agreement may be executed in any number of counterparts. Each counterpart will be an original, and all counterparts will together be one and the same instrument.

[Remainder of Page Intentionally Left Blank]

EXECUTED BY:

FORD MOTOR CREDIT COMPANY LLC,
   as Seller and Servicer

By: _____
   Name:
   Title:

FORD CREDIT FLOORPLAN CORPORATION,
   as Depositor

By: _____
   Name:
   Title:

FORD CREDIT FLOORPLAN MASTER OWNER
   TRUST A, as Issuer

By: _____, not in its
   individual capacity, but solely as Owner Trustee

By: _____
   Name:
   Title:

EXHIBIT 99.6

SERIES 20__-_ DISPUTE RESOLUTION SUPPLEMENT

among

FORD MOTOR CREDIT COMPANY LLC,
as Seller and Servicer

FORD CREDIT FLOORPLAN LLC,
as Depositor

and

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A,
as Issuer

Dated as of _____, 20__

TABLE OF CONTENTS

SERIES 20__-_ DISPUTE RESOLUTION SUPPLEMENT, dated as of _____, 20__ (this "Supplement"), among FORD MOTOR CREDIT COMPANY LLC, a Delaware limited liability company, as Seller and Servicer, FORD CREDIT FLOORPLAN LLC, a Delaware limited liability company, as Depositor, and FORD CREDIT FLOORPLAN MASTER OWNER TRUST A, a Delaware statutory trust, as Issuer.

BACKGROUND

The Seller and the Depositor are parties to the Fourth Amended and Restated Receivables Purchase Agreement, dated as of August 1, 2001, as amended and restated as of December 1, 2010 (the "Receivables Purchase Agreement") and the Depositor, the Servicer and the Issuer are parties to the Firth Amended and Restated Sale and Servicing Agreement, dated as of August 1, 2001, as amended and restated as of December 1, 2010 (the "Sale and Servicing Agreement" and, together with the Receivables Purchase Agreement, the "Agreements").

The parties have determined to supplement the Receivables Purchase Agreement and the Sale and Servicing Agreement to include certain dispute resolution terms as stated below.

The parties agree as follows:

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   Usage and Definitions. Capitalized terms used but not defined in this Supplement are defined in Appendix A to the Sale and Servicing Agreement. Appendix A also contains usage rules that apply to this Supplement. Appendix A is incorporated by reference in this Supplement.

ARTICLE II
SUPPLEMNTAL TERMS

Section 2.1.   Receivables Purchase Agreement. The Receivables Purchase Agreement is supplemented by the addition of the following as Section 2.3(d):

"(d)   Dispute Resolution. The Seller acknowledges the dispute resolution terms in Section 2.12 of the Sale and Servicing Agreement, and agrees to be bound by such terms as if they were set out in this Agreement in full."

Section 2.2.   Sale and Servicing Agreement. The Sale and Servicing Agreement is supplemented by the addition of the following as Section 2.12:

"Section 2.12 Dispute Resolution.

(a)   Request for Dispute Resolution. If the Issuer, the Owner Trustee or the Indenture Trustee (the "Requesting Party") requests that the Depositor and/or Ford Credit, as Seller under the Receivables Purchase Agreement, accept reassignment of any Receivable due to an alleged breach of a representation and warranty in Section 2.4 of the Sale and Servicing Agreement and/or Section 2.3 of the Receivables Purchase Agreement,

respectively, and the reassignment request has not been resolved within 180 days of the receipt of notice of the request by the Depositor or the Seller, the Requesting Party may refer the matter to either mediation or third-party arbitration. The Requesting Party will notify the Depositor and the Seller of its intention to refer the matter to mediation or arbitration within [30] days after the end of the 180 day period. The Depositor and the Seller agree to participate in the dispute resolution method selected by the Requesting Party.

(b)   <u>Mediation</u>. If the Requesting Party selects mediation for dispute resolution:

(i)   The mediation will be administered by _____ under its _____ (the "<u>Rules</u>") in effect at the time of the Closing Date. If _____ no longer exists, or if its rules would no longer permit mediation of the dispute, the matter will be administered by another nationally recognized mediation organization selected by the Seller, using its relevant rules then in effect. However, if any rules of the mediation organization are inconsistent with the procedures for the mediation stated in this Agreement, the procedures in this Agreement will apply.

(ii)   The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least ___ years of experience specializing in commercial litigation and, if possible, consumer finance matters, and who will be appointed from a list of independent mediators maintained by _____. _____ will deliver a list of at least ten potential mediators to each party, who will each have the right to exercise [two] peremptory challenges within ___ days and to rank the remaining potential mediators in order of preference. The mediator will be the attorney whose name appears first on both the lists submitted by the parties. _____ will select the mediator in the case of a tie and if the first choice is not available will repeat the process until someone is available.

(iii)   The parties will use commercially reasonable efforts to begin the mediation within ___ Business Days of the selection of the mediator and to conclude the mediation within ___ days of the start of the mediation.

(iv)   The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation.

(c)   <u>Arbitration</u>. If the Requesting Party selects arbitration for dispute resolution:

(i)   The arbitration will be administered by _____ under its _____ (the "<u>Rules</u>") in effect at the time of the arbitration. If _____ no longer exists, or if its rules would no longer permit arbitration of the dispute, the matter will be administered by another nationally recognized arbitration organization selected by the Seller, using its relevant rules then in effect. However, if any rules of the arbitration organization are

2

inconsistent with the procedures for the arbitration stated in this Agreement, the procedures in this Agreement will apply.

(ii)   [The arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters, and who will be appointed from a list of independent arbitrators maintained by _____. _____ will deliver a list of at least ten potential arbitrators to each party, who will each have the right to exercise [two] peremptory challenges within ___ days and to rank the remaining potential arbitrators in order of preference. The arbitrator will be the attorney whose name appears first on both lists submitted by the parties. _____ will select the mediator in the case of a tie and if the first choice is not available will repeat the process until someone is available.] [The arbitration will be conducted by a panel consisting of three members, (i) one to be appointed by the Requesting Party within five Business Days of providing notice to the Depositor or the Seller, as applicable, of its selection of arbitration, (ii) one to be appointed by the Depositor or the Seller, as applicable, within five Business Days of that appointment and (iii) the third, who will preside over the panel, to be chosen by the two party-appointed arbitrators within five Business Days of the second appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by _____ pursuant to the Rules. Each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters.]

(iii)   The arbitrator[s] will be independent and impartial and will comply with the Code of Ethics for Arbitrators in Commercial Disputes in effect at the time of the arbitration. Before accepting an appointment, the arbitrator[s] must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the proceedings within the stated time schedule. The arbitrator[s] may be removed by _____ for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

(iv)   After consulting with the parties, the arbitrator[s] will establish procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within ___ days. The arbitrator[s] will have the authority to schedule, hear, and determine all motions, including dispositive and discovery motions, according to then-prevailing New York law, and will do so on the motion of any party to the arbitration.

(v)   Notwithstanding whatever other discovery may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration: [(A) ___ party witness depositions, (B) ___ interrogatories, (C) ___ document requests, and (D) ___

3

requests for admissions,] except that the arbitrator[s] will have the ability to grant any party additional discovery if the arbitrator determines good cause is shown that the additional discovery is reasonable and necessary.

(vi)   The arbitrator[s] will make its final determination no later than ___ days after appointment. The arbitrator[s] will resolve the dispute according to the terms of this Agreement, and may not modify or change this Agreement in any way. The arbitrator[s] will not have the power to award punitive damages or consequential damages in any arbitration conducted by them. In its final determination, the arbitrator[s] will determine and award the costs of the arbitration (including the fees of the arbitrator[s], cost of any record or transcript of the arbitration, and administrative fees) to the parties as determined by the arbitrator[s] in [its][their] reasonable discretion. Each party will be responsible for its own attorney fees, expert fees and, except as described above, its other fees related to the arbitration. The determination of the arbitrator[s] will be in writing and counterpart copies will be promptly delivered to the parties. The determination will be final and non-appealable unless the determination is against the Depositor or the Seller and exceeds the cost of the requested reallocation (excluding the costs of the arbitration as awarded by the arbitrator), then the Depositor or the Seller, as applicable, has a right to appeal the determination to a court of competent jurisdiction. Subject to the prior sentence, the determination may be enforced in any court of competent jurisdiction.

(vii)   By selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury.

(viii)   No person may bring a putative or certificated class action to arbitration. If this waiver of class action rights is found to be unenforceable for any reason, the parties agree that they will bring their claims in a court of competent jurisdiction.

(d)   Additional Conditions. For each mediation or arbitration:

(i)   Any mediation or arbitration will be held in New York, New York, and any party may participate by teleconference or video conference.

(ii)   The parties will have the right to seek provisional relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, if such relief is available by law.

(iii)   No personally identifiable customer information will be required to be produced by the Depositor or the Seller for purposes of any mediation or arbitration. The details and/or existence of any unresolved repurchase request, any informal meetings, mediations or arbitration proceedings conducted under this Section 2.12, including all offers, promises, conduct and statements made in the course of the parties' attempt to resolve the repurchase request, and any discovery taken in any arbitration, will be confidential, privileged and

4

inadmissible for any purpose in any mediation, arbitration, litigation or other proceeding (including any proceeding under this Section 2.12). This information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party's attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with any dispute resolution procedure under this Section 2.12), except as required by law, regulatory requirement or court order. If a party to a dispute resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information."

ARTICLE III
MISCELLANEOUS

Section 3.1.   Ratification of Agreement. As supplemented by this Supplement, each of the Receivables Purchase Agreement and the Sale and Servicing Agreement is in all respects ratified and confirmed and is to be read, taken and construed as one and the same instrument.

Section 3.2.   **GOVERNING LAW. THIS SUPPLEMENT WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.**

Section 3.3.   Counterparts. This Agreement may be executed in any number of counterparts. Each counterpart will be an original, and all counterparts will together be one and the same instrument.

[Remainder of Page Intentionally Left Blank]

EXECUTED BY:

FORD MOTOR CREDIT COMPANY LLC,
   as Seller and Servicer

By:_____
   Name:
   Title:

FORD CREDIT FLOORPLAN LLC,
   as Depositor

By:_____
   Name:
   Title:

FORD CREDIT FLOORPLAN MASTER OWNER
   TRUST A, as Issuer

By:_____, not in its
   individual capacity, but solely as Owner Trustee

By:_____
   Name:
   Title:

EXHIBIT 99.9

SERIES 20__-_ ACCOUNT CONTROL AGREEMENT

among

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A,
as Grantor

and

_____
as Secured Party and Financial Institution

Dated as of _____, 20__

TABLE OF CONTENTS

102136957v3

SERIES 20__-_ ACCOUNT CONTROL AGREEMENT, dated as of _____, 20__ (this "Agreement"), among FORD CREDIT FLOORPLAN MASTER OWNER TRUST A, a Delaware statutory trust, as grantor (the "Grantor"), _____, a _____, as Indenture Trustee for the benefit of the Noteholders (in this capacity, the "Secured Party"), and _____, a _____ in its capacity as both a "securities intermediary" as defined in Section 8-102 of the UCC and a "bank" as defined in Section 9-102 of the UCC (in these capacities, the "Financial Institution").

BACKGROUND

The Grantor is engaging in a securitization transaction in which it will issue the Notes under an Indenture and the Secured Party will hold funds in bank accounts for the benefit of the Noteholders.

The parties have determined to enter into this Agreement to perfect the security interest in the bank accounts.

The parties agree as follows:

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   Usage and Definitions. Capitalized terms used but not defined in this Agreement are defined in (a) the Series 20__-_ Indenture Supplement, dated as of _____, 20__ (the "Indenture Supplement"), between the Grantor, as Issuer, and _____, as Indenture Trustee, or (b) Appendix A to (i) the Fifth Amended and Restated Sale and Servicing Agreement, dated as of August 1, 2001, as amended and restated as of December 1, 2010, among Ford Credit Floorplan Corporation, as Depositor, the Grantor, as Issuer, and Ford Motor Credit Company LLC, as Servicer, and (ii) the Fifth Amended and Restated Sale and Servicing Agreement, dated as of August 1, 2001, as amended and restated as of December 1, 2010, among Ford Credit Floorplan LLC, as Depositor, the Issuer and the Servicer. Each Appendix A also contains usage rules that apply to this Agreement. Each Appendix A is incorporated by reference into this Agreement. References to the "UCC" mean the Uniform Commercial Code as in effect in the State of New York.

ARTICLE II
ESTABLISHMENT OF COLLATERAL ACCOUNTS

Section 2.1.   Description of Account. The Financial Institution has established the following accounts (each, a "Collateral Account"):

"Series 20__-_ Principal Funding Account—_____ as Indenture Trustee, as secured party for Ford Credit Floorplan Master Owner Trust A in respect of Series 20__-_" with account number _____;

"Series 20__-_ Reserve Account—_____ as Indenture Trustee, as secured party for Ford Credit Floorplan Master Owner Trust A in respect of Series 20__-_" with account number _____; and

"Series 20__-_ Accumulation Period Reserve Account—
_____ as Indenture Trustee, as secured party for Ford Credit Floorplan Master Owner Trust A in respect of Series 20__-_" with account number _____.

Section 2.2.   Account Modifications. Neither the Financial Institution nor the Grantor will change the name or account number of a Collateral Account without the consent of the Secured Party. This Agreement will apply to each successor account to a Collateral Account, which will also be a Collateral Account.

Section 2.3.   Type of Account. The Financial Institution agrees that each Collateral Account is, and will be maintained as, either a "securities account" (as defined in Section 8-501 of the UCC) or a "deposit account" (as defined in Section 9-102(a)(29) of the UCC).

Section 2.4.   Securities Account Agreements. If a Collateral Account is a securities account (within the meaning of Section 8-501 of the UCC), the Financial Institution will promptly credit each item of property (whether cash, investment property, security, instrument or other financial asset) delivered to the Financial Institution under the Indenture to the Collateral Account. The Financial Institution agrees to treat each item of property (whether cash, investment property, financial asset, security or instrument) credited to the Collateral Account as a "financial asset" within the meaning of Section 8-102(a)(9) of the UCC. The Financial Institution will ensure that these financial assets (other than cash) are registered in the name of the Financial Institution, indorsed to the Financial Institution or in blank or credited to another securities account maintained in the name of the Financial Institution. In no case will a financial asset credited to the Collateral Account be registered in the name of the Grantor, payable to the order of the Grantor or indorsed to the Grantor unless it has been specially indorsed to the Financial Institution or in blank.

ARTICLE III
SECURED PARTY CONTROL

Section 3.1.   Control for Purposes of UCC. If the Financial Institution receives an order from the Secured Party or its authorized agent (a) directing deposit, withdrawal or transfer of funds in a Collateral Account or (b) directing the deposit, withdrawal, transfer or redemption of the financial assets in a Collateral Account (a "Secured Party Order"), the Financial Institution will comply with the Secured Party Order without the need for consent by the Grantor or another Person.

Section 3.2.   Conflicting Orders or Instructions. If the Financial Institution receives conflicting orders or instructions from the Secured Party and the Grantor, the Financial Institution will follow the orders or instructions of the Secured Party and not the Grantor.

ARTICLE IV
INVESTMENT OF FUNDS IN THE COLLATERAL ACCOUNTS

Section 4.1.   Investment of Funds. If the Financial Institution has not received a Secured Party Order for the investment of funds held in a Collateral Account by 11:00 a.m. New York time (or another time agreed to by the Financial Institution and the Grantor) on the

3

Business Day before a Payment Date, the Financial Institution will, to the fullest extent practicable, invest and reinvest funds in the Collateral Account according to the last investment instruction received or in one or more investments described in clause (b) of the definition of Permitted Investments. This will apply even after a Default or Event of Default has occurred and is continuing for the Notes and the Indenture Trustee has given notice of the Default or Event of Default to the Financial Institution. A Secured Party Order for investment may be in the form of a standing instruction.

ARTICLE V
SUBORDINATION OF LIEN; WAIVER OF SET-OFF

Section 5.1. <u>Subordination</u>. If the Financial Institution has a security interest in a Collateral Account, the Financial Institution agrees that the security interest will be subordinate to the security interest of the Secured Party.

Section 5.2. <u>Set-off and Recoupment</u>. The cash, investment property, security, instrument or other financial assets credited to a Collateral Account will not be subject to deduction, set-off, recoupment, banker's lien, or other right in favor of a Person other than the Secured Party. However, the Financial Institution may set off (a) the customary fees and expenses for the routine maintenance and operation of the Collateral Account due to the Financial Institution, (b) the face amount of checks credited to the Collateral Account but subsequently returned unpaid due to uncollected or insufficient funds and (c) advances made to settle an investment made for the Collateral Account.

ARTICLE VI
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 6.1. <u>Representations, Warranties and Covenants of the Financial Institution</u>. The Financial institution represents, warrants and covenants to the Grantor and the Secured Party as follows:

(a) <u>Enforceability</u>. This Agreement is the valid and legally binding obligation of the Financial Institution.

(b) <u>No Agreements with Grantor</u>. There are no agreements between the Financial Institution and the Grantor relating to a Collateral Account other than this Agreement, the Indenture and the other Transaction Documents.

(c) <u>No Agreements with Other Persons</u>. The Financial Institution has not entered into, and until the termination of this Agreement will not enter into, an agreement with another Person relating to a Collateral Account under which it has agreed to comply with entitlement orders (as defined in Section 8-102(a)(8) of the UCC) or instructions (within the meaning of Section 9-104 of the UCC) of that other Person.

(d) <u>No Limitations</u>. The Financial Institution has not entered into, and until the termination of this Agreement will not enter into, an agreement limiting or conditioning the Financial Institution's obligation to comply with entitlement orders or instructions.

(e)   No Liens. Except for the claims and interests of the Secured Party and the Grantor, the Financial Institution does not know of a lien on, or claim to, or interest in, a Collateral Account or in a "financial asset" (as defined in Section 8-102(a) of the UCC), cash or funds credited to a Collateral Account.

(f)   Location of Financial Institution. For purposes of the UCC, New York will be the location of (i) the bank for purposes of Sections 9-301, 9-304 and 9-305 of the UCC and (ii) the securities intermediary for purposes of Sections 9-301 and 9-305 and Section 8-110 of the UCC.


ARTICLE VII
OTHER AGREEMENTS


Section 7.1.   Statements, Confirmations and Other Correspondence. The Financial Institution will promptly deliver copies of statements, confirmations and other correspondence about the Collateral Accounts and the financial assets credited to a Collateral Account, simultaneously to the Grantor and the Secured Party.

Section 7.2.   Notice of Claim. If a Person asserts a lien, encumbrance or claim against a Collateral Account (or in a financial asset, cash or funds in a Collateral Account), the Financial Institution will promptly notify the Secured Party.

Section 7.3.   Reliance by the Financial Institution. The Financial Institution is not obligated to investigate or inquire whether the Secured Party is entitled to deliver a Secured Party Order. The Financial Institution may rely on communications (including Secured Party Orders) believed by it in good faith to be genuine and given by the proper party.

Section 7.4.   No Petition. Each party to this Agreement agrees that for a period of one year and one day (or, if longer, the applicable preference period) after the payment in full of the Notes, it will not start or pursue against, or join a Person in starting or pursuing against, the Issuer any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under federal or State bankruptcy or similar law. This Section 7.4 will survive the termination of this Agreement.

Section 7.5.   Limitation of Liability.

(a)   Financial Institution. The Grantor and the Secured Party release the Financial Institution from liability to the Grantor and the Secured Party under this Agreement, except to the extent that the liability is due to the Financial Institution's (i) willful misconduct, bad faith or negligence or (ii) breach of its representations, warranties and covenants in Section 6.1. The Financial Institution will not be liable, directly or indirectly, for indirect, special, incidental or consequential damages (including lost profit), even if the Financial Institution has been advised of the likelihood of the loss or damage.

(b)   Indenture Trustee. The Indenture Trustee is subject to and entitled to the benefits of the Indenture.

(c)   Owner Trustee. This Agreement has been signed on behalf of the Grantor by _____, not in its individual capacity, but solely in its capacity as Owner Trustee of the

5

Grantor and in no event will _____ in its individual capacity or beneficial owner of the Grantor have liability for the representations, warranties, covenants, agreements or other obligations of the Grantor under this Agreement, which recourse will be solely to the assets of the Grantor. The Owner Trustee is subject to, and entitled to the benefits of, the Trust Agreement.

Section 7.6.   Termination. This Agreement will continue until the security interests of the Secured Party in each Collateral Account have been terminated under the Indenture and the Secured Party has notified the Financial Institution of the termination. The (a) Financial Institution may terminate its obligations under this Agreement if the Secured Party resigns or is removed as Indenture Trustee under the Indenture and (b) Grantor may terminate the Financial Institution if the Financial Institution ceases to be a Qualified Institution. However, no termination will be effective until the Collateral Accounts have been established with, and the financial and other assets transferred to, another securities intermediary which has agreed to assume the obligations of the Financial Institution under this Agreement or another similar agreement. The termination of this Agreement will not terminate a Collateral Account or change the obligations of the Financial Institution to the Grantor relating to a Collateral Account.

ARTICLE VIII
MISCELLANEOUS

Section 8.1.   Amendment. The parties may amend this Agreement by written agreement.

Section 8.2.   Benefit of Agreement. This Agreement is for the benefit of and will be binding on the parties to this Agreement and their permitted successors and assigns. No other Person will have any right or obligation under this Agreement.

Section 8.3.   Notices.

(a)   Notices to Transaction Parties. Notices, requests, demands, consents, waivers or other communications to or from the parties to this Agreement must be in writing and will be considered given:

(i)   on delivery or, for a letter mailed by registered first class mail, postage prepaid, three days after deposit in the mail;

(ii)   for a fax, when receipt is confirmed by telephone, reply email or reply fax from the recipient;

(iii)   for an email, when receipt is confirmed by telephone, reply email from the recipient; and

(iv)   for an electronic posting to a password-protected website to which the recipient has been provided access, on delivery of an email (without the requirement of confirmation of receipt) to the recipient stating that the electronic posting has occurred.

A notice, request, demand, consent or other communication must be delivered or addressed as stated in Schedule A to the Indenture or at another address a party may designate by notice to the other parties.

 (b) <u>Notices to Noteholders</u>. Notices to a Noteholder will be considered given:

  (i) for Definitive Notes, when sent by overnight delivery, mailed by registered first class mail, postage prepaid, or sent by fax, to the address for that Noteholder specified in the Note Register; and

  (ii) for Book-Entry Notes, when delivered under the procedures of the Clearing Agency.

 Section 8.4. **GOVERNING LAW. THIS AGREEMENT AND EACH COLLATERAL ACCOUNT WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.**

 Section 8.5. <u>Submission to Jurisdiction</u>. Each party to this Agreement submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in New York, New York for legal proceedings relating to this Agreement. Each party irrevocably waives, to the fullest extent it may do so, any objection it may now or in the future have to the laying of venue of a proceeding brought in such a court and any claim that the proceeding has been brought in an inconvenient forum.

 Section 8.6. **WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN LEGAL PROCEEDINGS RELATING TO THIS AGREEMENT.**

 Section 8.7. <u>No Waiver; Remedies</u>. No failure or delay of any party in exercising any power, right or remedy under this Agreement will operate as a waiver. No single or partial exercise of any power, right or remedy will preclude any other or further exercise of the power, right or remedy or the exercise of any other power, right or remedy. The powers, rights and remedies under this Agreement are in addition to any powers, rights and remedies under law.

 Section 8.8. <u>Conflict With Other Agreement</u>. If there is conflict between this Agreement and another agreement relating to a Collateral Account, this Agreement will govern.

 Section 8.9. <u>Severability</u>. If any of the covenants, agreements or terms of this Agreement is held invalid, illegal or unenforceable, then it will be deemed severable from the remaining covenants, agreements or terms of this Agreement and in no way affect the validity, legality or enforceability of the remaining Agreement.

 Section 8.10. <u>Headings</u>. The headings in this Agreement are included for convenience only and will not affect the meaning or interpretation of this Agreement.

 Section 8.11. <u>Counterparts</u>. This Agreement may be executed in multiple counterparts. Each counterpart will be an original and the counterparts will together be one instrument.

102136957v3

[Remainder of Page Intentionally Left Blank]

102136957v3

EXECUTED BY:

FORD CREDIT FLOORPLAN MASTER OWNER
    TRUST A, as Grantor

By: U.S. BANK TRUST NATIONAL ASSOCIATION,
     not in its individual capacity but solely as Owner
     Trustee of Ford Credit Floorplan Master Owner
     Trust A

By: _____
    Name:
    Title:

_____,
    as Secured Party

By: _____
    Name:
    Title:

_____,
    as Financial Institution

By: _____
    Name:
    Title: